UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2008

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

HALF-YEARLY FINANCIAL REPORT

AT JUNE 30, 2008

The Half-yearly condensed consolidated financial statements at June 30, 2008, as well as the other parts of the Half-yearly financial report at June 30, 2008 have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

●	CONTENTS

Interim	Corporate Boards at June 30, 2008	Page 3
Management	Macro-organization Chart - Telecom Italia Group at June 30, 2008	Page 7
Report	Information for Investors	Page 10
	Selected Operating and Financial Data - Telecom Italia Group	Page 13
	Alternative Performance Measures	Page 15
	Comments on Operating and Financial Performance - Telecom Italia Group	Page 16
	Related Party Transactions	Page 31
	Events Subsequent to June 30, 2008	Page 31
	Business Outlook for the Year 2008	Page 31
	The Business Units of the Telecom Italia Group	Page 33
	• Domestic	Page 36
	• European Broadband	Page 43
	• Brazil Mobile	Page 47
	• Media	Page 49
	• Olivetti	Page 52
	• International Investments Accounted for Using the Equity Method	Page 54
	Sustainability	Page 56
	• Customers	Page 56
	• Suppliers	Page 57
	• Competitors	Page 58
	• Institutions	Page 59
	• The Environment	Page 60
	• The Community	Page 62
	- Research and Development	Page 63
	• Human Resources	Page 65
	• Shareholders	Page 70

Report on Corporate Governance – Half-yearly Update		Page 71

Telecom Italia Group Half-yearly Condensed Consolidated Financial Statements at June 30, 2008	Contents	Page 75
	Consolidated Balance Sheets	Page 76
	Consolidated Income Statements	Page 78
	Consolidated Statements of Changes in Equity	Page 79
	Consolidated Cash Flow Statements	Page 80
	Notes to the Consolidated Financial Statements	Page 82

Attestation of the Half-yearly Condensed Consolidated Financial Statements at June 30, 2008 Pursuant to art. 81-ter of Consob Regulation 11971 Dated May 14, 1999, and Subsequent Amendments and Additions

Page 149
	Auditors’ review report on the Interim Condensed Consolidated Financial Statements	Page 150

Other Information	Useful Information	Page 151

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	CORPORATE BOARDS AT JUNE 30, 2008

Board of Directors

The ordinary shareholders’ meeting held on April 14, 2008 elected the board of directors, establishing the number of directors at 15 and setting the expiration of the term of office for three years, up to the approval of the financial statements at December 31, 2010.

On April 15, 2008, the new board of directors of Telecom Italia met and confirmed Gabriele Galateri di Genola and Franco Bernabè, respectively, chairman and chief executive officer, with the powers and responsibilities already held by them.

At June 30, 2008, the board of directors of the company is composed as follows:

Chairman	Gabriele Galateri di Genola
Chief Executive Officer	Franco Bernabè
Directors	César Alierta Izuel
Paolo Baratta (independent)
Tarak Ben Ammar
Roland Berger (independent)
Elio Cosimo Catania (independent)
Jean Paul Fitoussi (independent)
Berardino Libonati
Julio Linares López
Gaetano Micciché
Aldo Minucci
Gianni Mion
Renato Pagliaro
Luigi Zingales (independent)

The domicile for the posts held by all the members of the board of directors is the registered office of Telecom Italia in Milan, Piazza degli Affari 2.

***

The current composition of the internal Committees of the board of directors is the following.

Executive Committee	Gabriele Galateri di Genola - Chairman
Franco Bernabè
Roland Berger
Julio Linares López
Gaetano Micciché
Aldo Minucci
Gianni Mion
Renato Pagliaro

Committee for Internal Control	Paolo Baratta - Chairman
and Corporate Governance	Elio Cosimo Catania
Jean Paul Fitoussi
Aldo Minucci

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Nomination and Remuneration	Elio Cosimo Catania - Chairman
Committee	Berardino Libonati
Luigi Zingales

Board of Statutory Auditors

Chairman	Paolo Golia
Acting Auditors	Enrico Maria Bignami
Salvatore Spiniello
Ferdinando Superti Furga
Gianfranco Zanda
Alternate Auditors	Luigi Gaspari
Enrico Laghi

Common representatives

•	Savings shareholders	Carlo Pasteris
Appointed for the three-year period 2007–2009 by the special shareholders’ meeting held on May 16, 2007.

•	Bondholders	Francesco Pensato
“Telecom Italia 1.5% 2001-2010 convertible bonds with a repayment premium” Appointed by decree of the Milan Court on April 30, 2008, after failure to establish the corresponding bondholders’ meeting.

•	Bondholders	Francesco Pensato

“Telecom Italia 2002-2022 bonds at floating rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired”.

Appointed by decree of the Milan Court on April 30, 2008, after failure to establish the corresponding bondholders’ meeting.

•	Bondholders	Francesco Pensato
“Telecom Italia S.p.A. euro 750,000,000 4.50% notes due 2011” Appointed by the April 10, 2006 decree of the Milan Court, after failure to establish the corresponding bondholders’ meeting.

•	Bondholders	Francesco Pensato
“Telecom Italia S.p.A. euro 1,250,000,000 5.375% notes due 2019” Appointed by the April 10, 2006 decree of the Milan Court, after failure to establish the corresponding bondholders’ meeting.

Manager responsible for preparing the Company’s financial reports

At June 30, 2008, Enrico Parazzini (head of the Finance, Administration and Control Function of the Group) is the manager responsible for preparing Telecom Italia’s financial reports. Upon the board’s approval of this half-yearly financial report, Enrico Parazzini is leaving Telecom Italia and Marco Patuano will take over the role of the manager responsible for preparing Telecom Italia’s financial reports.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Independent auditors

Reconta Ernst & Young S.p.A. for the three years 2007-2009.

KEY MANAGERS

At June 30, 2008, the key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman
Franco Bernabè	Chief Executive Officer

Managers:
Paolo Annunziato	Head of Public Affairs
Francesco Chiappetta	Head of General Counsel & Corporate and Legal Affairs
Oscar Cicchetti	Head of Domestic Market Operations
Luca Luciani	Head of Domestic Mobile Services
Antonio Migliardi	Head of Human Resources and Organization
Enrico Parazzini	Head of Finance, Administration and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit

GROUP COMMITTEES

One the organizational tools adopted to ensure the management and the operational integration of the Group is the Group Committee System. The aim of the System is to:

•	monitor the implementation of strategies, development of plans and attainment of results;

•	ensure the overall coordination of business actions and management of relative cross-over issues;

•	build-up the necessary operational synergies among the various functions involved in technological, business and support processes.

The Group Committee System is currently being reviewed and revised. Specifically, the committees at June 30, 2008 are as follows:

•

Risk Management Committee of the Group, which ensures the identification, the assessment and the management of the risks of the Group as well as the policy for IT security and information, coordinating preventive action plans designed to guarantee the operating continuity of the business and monitoring the effectiveness of the countermeasures adopted;

•

IT Governance Committee of the Group, which defines the guidelines for the information strategies of the Group, guides IT strategic technological decisions and investments consistently with business needs, monitors the progress on the most important IT projects, quality of solutions and cost effectiveness;

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•

Security Committee of the Group, which ensures the integrated coordination of security and crisis management activities of the Group, monitoring the progress on major projects and the effectiveness of the solutions adopted;

•	Steering Committee of the Group for Relations with Telefónica, which aims to meet the following objectives:

•	identify areas and business activities suitable for possible industry synergies between the two Groups;

•	design consequent plans for execution;

•	control consistency with national and international laws, measures by public authorities and rules of self-regulation;

•	Quality Governance Committee of the Group, which has responsibility for:

•	directing and supervising the initiatives and activities geared to the end-to-end improvement of the quality of the processes;

•

monitoring the results of the quality obtained, also analyzing them according to the quality requisites required by the Authorities, the most important or recurring customer complaints and – generally – on the basis of the feedback from all the stakeholders;

•

supervising the process for the creation, quality certification and launch of new products and services offered to the clientele – in particular those with a greater impact in terms of image and competitive market positioning – with the specific operating responsibilities of the technical structures and the businesses involved remaining unchanged;

•

Steering Committee of the Group for the Coordination of Editorial Content Acquisitions, which coordinates and harmonizes the acquisition of editorial content for all platforms of the Telecom Italia Group.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	MACRO-ORGANIZATION CHART AT JUNE 30, 2008 – TELECOM ITALIA GROUP

(1)	Subsequent to the board’s approval of the Half-yearly Financial Report on August 8, 2008, Marco Patuano took over from Enrico Parazzini as chief financial officer.

(2)

Subsequent to the board’s approval of the Half-yearly Financial Report on August 8, 2008, Elisabetta Ripa took over from Valeria Leone as head of Group Investor Relations and will report directly to the Group chief financial officer, Marco Patuano.

The Telecom Italia Group has recently set a path to redefine its organizational structure so that the Customer is positioned at the center of the operating processes.

With this, the Group intends to lay aside, gradually and in full observance of regulations, the organizational rationale based on fixed and mobile technologies, designing a business model capable of effectively presiding over the various clientele segments through dedicated units.

Starting January 1, 2008, the Telecom Italia Group implemented certain changes to the organizational structure of its operations as described in the following paragraphs.

In the Domestic area, a change was made to the operating structure which particularly resulted in the following:

•

the creation of the Technology & Operations Department, which ensures the technological innovation of the Group, ensures integrated control over the activities of development, construction and operation of the network, real estate/installations and information technology infrastructures, as well as the processes for the delivery and assurance of customer services.

The reorganization and positioning of the activities dedicated to the management of the technological and network infrastructures in a single organizational area is functional to reaching the goal of increasing efficiency, reducing costs, integrating the BSS-OSS project and operating areas and giving greater transparency to the access network;

•	the creation of the Domestic Market Operations Department, which ensures the coordination and integration of market development and management activities at the domestic level. The Domestic

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Market Operations Department will gradually adopt a “Customer Centric” organizational model and abandon the current control model based on business technologies (fixed and mobile) in favor of an organization based on clientele segments.

The Domestic Market Operations Department now also comprises the company Olivetti.

In the international sphere, the Group defined the new structure for the coordination of the foreign investee companies, placing the responsibility for ensuring the management and integrated development of the business at the international level in a single organizational area – identified as the International Business Department.

A new Deputy Chairman position of the Telecom Italia Group in Latin America was also created with responsibility for promoting the general interests of the Group at the local level, managing relations with institutions, political and governmental organisms and trade associations.

Following the actions taken to redefine the organization, the structure of the Telecom Italia Group is now organized as follows:

The following report to the Chairman – who is entrusted with, for the purpose of guaranteeing functionality and effectiveness of action of the board of directors, responsibility for the supervision of the formulation of strategic, industrial and financial plans, the definition of the organization structures and the economic and financial performance of the Group as well as the overall governance of the internal control system:

The Functions

•	General Counsel & Corporate and Legal Affairs;

•	Public Affairs;

as well as the Company

•	Telecom Italia Audit & Compliance Services.

On June 30, 2008, the following report, to the Chief Executive Officer – who is assigned responsibility for the overall governance of the Group, especially with regard to the definition, implementation and development of strategic, industrial and financial plans, the definition of the organization structure and also business development and management:

The Functions

•	Finance, Administration and Control;

•	Human Resources and Organization;

•	Purchasing;

•	Domestic Legal Affairs and Judicial Authority Services;

•	Strategy;

•	Investor Relations;

•	External Relations;

•	Regulatory Affairs;

•	Security;

•	National Wholesale Services;

as well as the Departments

•	Technology & Operations, to which the following report in particular:

•	Open Access;

•	Network;

•	Information Technology;

•	Domestic Market Operations, to which the following Departments report:

•	Domestic Fixed Services;

•	Domestic Mobile Services;

•	Top Clients & ICT Services;

•	International Business.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Reporting to the Chief Executive Officer are also the Media Business Unit, the company TIM Brasil, the Deputy Chairman of the Telecom Italia Group in Latin America and the Executive Assistant.

***

In July 2008, some further significant changes in the organizational structure were effected, such as:

•	the direct reporting of the following functions to the head of the Domestic Market Operations Department:

•

Quality of Service, which ensures the development and management of the system for monitoring the quality of service to the clientele and customer satisfaction, as well as the coordination of the relative improvement plans;

•

Business Innovation – newly created – which ensures competitive analyses and integrated control over evolving changes in the fixed and mobile businesses and relative technologies, in association with the pertinent structures of the Technology & Operations Department

•	the creation – in relation to the process for the implementation of the new customer centric organization model – of the following project structures:

•

Marketing Convergent Business, coordinated by the head of the Domestic Fixed Services Department, which ensures the development of integrated fixed-mobile offerings and the correlated marketing plans for all Business clientele; in order to delimit the relative field of action it is assumed that the customer has a VAT number as a criterion for inclusion in the Business segment;

•

Marketing Convergent Consumer, coordinated by the head of the Domestic Mobile Services Department, which ensures the development of integrated fixed-mobile offerings and the correlated marketing plans for all Consumer customers.

In order to control the transformation process currently underway, the following were set up:

•

the Convergent Offering Steering Committee – coordinated by the head of the Domestic Market Operations Department and composed of the heads of the Domestic Fixed Services, Domestic Mobile Services and Top Clients & ICT Services Departments – for integrating and coordinating the development of convergent offerings, the relative policies for the commercial channel and the caring system;

•

the Program Management Office – coordinated by the head of the Domestic Market Operations Department and composed of the head of Human Resources and Organization and the heads of the Domestic Fixed Services, Domestic Mobile Services and Top Clients & ICT Services Departments – for global control over the transformation program of the Domestic Market Operations Department to the customer centric business model.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	INFORMATION FOR INVESTORS

—	SHARE CAPITAL TELECOM ITALIA S.p.A. AT JUNE 30, 2008

Share capital	euro 10,673,803,324.80
Number of ordinary shares (par value euro 0.55 each)	13,380,794,475
Number of savings shares (par value euro 0.55 each)	6,026,120,661
Number of ordinary treasury shares held by Telecom Italia	1,272,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of treasury shares held by the Group to share capital	0.65%
Market capitalization (based on June 2008 average prices)	euro 24,400 million

—	SHAREHOLDERS

Composition of Telecom Italia S.p.A. shareholders according to the

Shareholders Book at June 30, 2008, supplemented by communications received and other sources of information (ordinary shares)

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	PERFORMANCE OF THE STOCKS OF THE MAJOR COMPANIES IN THE TELECOM ITALIA GROUP

Relative performance

TELECOM ITALIA S.p.A.

1/1/2008 – 6/30/2008

vs. MIBTEL and

Dow Jones Stoxx TLC Index

(*) Stock market prices, Reuters data.

Relative performance

TELECOM ITALIA MEDIA S.p.A.

1/1/2008 – 6/30/2008

vs. MIBTEL and

Dow Jones Stoxx MEDIA Index

(*) Stock market prices, Reuters data.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	RATINGS AT JUNE 30, 2008

	RATING	OUTLOOK

STANDARD & POOR’S	BBB	Stable
MOODY’S	Baa2	Stable
FITCH RATINGS	BBB+	Stable

Standard & Poor’s, on March 17, 2008, changed its rating of Telecom Italia from BBB+ to BBB and modified the outlook from negative to stable.

Moody’s, on May 12, 2008, changed its outlook of the Group to stable from negative and also confirmed its Baa2 rating on that occasion.

Fitch Ratings, on March 10, 2008, confirmed its rating of BBB+ with a stable outlook.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	INTRODUCTION

The half-yearly financial report at June 30, 2008 of the Telecom Italia Group has been prepared in accordance with art. 154-ter (Financial Reporting) of Legislative Decree 58/1998 (Consolidated Act of Finance) and subsequent amendments and additions, as well as in conformity with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and endorsed by the European Union, in addition to the measures enacted for the implementation of art. 9 of Legislative Decree 38/2005.

This financial report includes:

•	the interim management report;

•	the half-yearly condensed consolidated financial statements;

•	the certification of the half-yearly condensed consolidated financial statements in accordance with art. 81-ter of Consob Regulation 11971 of May 14, 1999 and later amendments and additions.

●	SELECTED OPERATING AND FINANCIAL DATA – TELECOM ITALIA GROUP

At June 30, 2008, the scope of consolidation shows the following changes compared to June 30, 2007 and December 31, 2007:

•

exclusion of Entel Bolivia from the scope of consolidation starting from April 1, 2008, following the May 1, 2008 Decree by the Bolivian government which called for the nationalization of the Entel Bolivia shares held by the Telecom Italia Group. The investment is now recorded in current assets.

•	inclusion of the companies of the AOL group acquired at the end of February 2007, consolidated from March 1, 2007;

•	inclusion of InterNLnet B.V. (a Dutch company acquired by BBNed in July 2007);

•

inclusion of the company Shared Service Center S.r.l. (consolidated line-by-line from October 2007) following the acquisition of control by the Parent in the last quarter of 2007. Previously, the company had been accounted for in the financial statements using the equity method.

In accordance with IFRS, the Liberty Surf group was classified, with regard to the economic results for the first six months of 2008 and 2007 and the balance sheet at June 30, 2008, in Discontinued operations/Non-current asses held for sale, following actions taken for its sale begun in the early months of 2008.

Disclaimer

This half-yearly financial report, and in particular the section entitled “Business Outlook for the Year 2008”, contains forward-looking statements. These statements are based on the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies.

Readers are reminded not to rely unduly on forward-looking statements. Actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the Group’s control. Additional details are provided in the section “Business Outlook for the Year 2008”.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Revenues

(euro/min)

	1st Half 2008	1st Half 2007
Consolidated Operating and Financial Data (millions of euro)
Revenues	14,838	15,337
EBITDA(*)	5,535	6,335
EBIT(*)	2,608	3,554
Profit before tax from continuing operations	1,429	2,643
Profit from continuing operations	1,256	1,625
Profit (loss) from discontinued operations/non-current assets held for sale	(148)	(123)
Profit for the period	1,108	1,502
Profit attributable to the equity holders of the Parent	1,140	1,500
Capital expenditures:
Industrial	2,956	2,412
Financial	—	669

EBIT (euro/min)

	6/30/2008	12/31/2007 restated (°)	12/31/2007
Consolidated Balance Sheet Data (millions of euro)
Total assets	85,868	88,176	87,425
Total equity	26,458	26,985	26,985
• attributable to the equity holders of the Parent	25,572	25,922	25,922
• attributable to Minority Interest	886	1,063	1,063
Total liabilities	59,410	61,191	60,440
Total equity and liabilities	85,868	88,176	87,425
Share capital	10,605	10,605	10,605
Net financial debt	37,172	35,701	35,701
Debt ratio (Net financial debt / Net invested capital (1))	58.4%	57.0%	57.0%
Headcount, number in the Group at period-end (2)
Headcount (excluding headcount relating to discontinued operations/non-current assets held for sale)	80,508	82,069	83,429
Headcount relating to discontinued operations/non-current assets held for sale	1,292	1,360	—

Revenues/Headcount

(euro/thds)

	1st Half 2008	1st Half 2007
Headcount, average number in the Group (2)
Headcount (excluding headcount relating to discontinued operations/non-current assets held for sale)	76,660	78,002
Headcount relating to discontinued operations/non-current assets held for sale	1,338	1,346
Consolidated Profit Ratios
EBITDA(*) / Revenues	37.3%	41.3%
EBIT(*) / Revenues (ROS)	17.6%	23.2%
Revenues/Headcount (average number in the Group, thousands of euro)	193.6	196.6

(°)	The data at 12/31/2007 has been restated for purposes of comparison by considering the Liberty Surf group as a discontinued operation/non-current asset held for sale.

(*)	Details are provided in the section “Alternative Performance Measures”.

(1)	Net invested capital = Total equity + Net financial debt.

(2)	The number includes persons with temp work contracts.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	ALTERNATIVE PERFORMANCE MEASURES

In the half-yearly financial report at June 30, 2008 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition. Such measures, which are also presented in the other periodical financial reports, however, should not be considered as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follow:

Profit before tax from continuing operations

+	Finance expenses

-	Finance income

+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method

EBIT-	Operating profit

+/-	Impairment (reversals) losses on non-current assets

+/-	Losses (gains) on disposals of non-current assets

+	Depreciation and amortization

Operating profit before depreciation and amortization, Capital gains (losses) realized and Impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT. These measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the level of the Business Units). The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details and a graphic representation of the economic amounts used to arrive at the organic change are provided in this half-yearly financial report at June 30, 2008 of the Telecom Italia Group as well as an analysis of the major non-organic components for the first half of 2008 and 2007.

•

Net financial debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. A schedule is presented in this half-yearly financial report at June 30, 2008 of the Telecom Italia Group that shows the balance sheet amounts used to calculate the Net Financial Debt of the Group.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	COMMENTS ON OPERATING AND FINANCIAL PERFORMANCE – TELECOM ITALIA GROUP

Profit attributable to the equity holders of the Parent is euro 1,140 million (euro 1,108 million before loss attributable to Minority Interest). in the first half of 2007, profit attributable to the equity holders of the Parent was euro 1,500 million (euro 1,502 million before profit attributable to Minority Interest).

The reduction in consolidated profit compared to the first half of 2007 can be analyzed as follows:

•	lower operating profit, euro 946 million;

•	lower share of profits (losses) of associates and joint ventures accounted for using the equity method, euro 21 million;

•	higher finance expenses, net of finance income, euro 247 million;

•	lower income tax expenses, euro 845 million;

•	higher loss from discontinued operations/non-current assets held for sale, euro 25 million;

•	higher loss attributable to Minority Interest, euro 34 million.

The following chart summarizes the main items which had an impact on the profit attributable to the equity holders of the Parent in the first half of 2008:

(millions of euro)

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

HALF-YEARLY CONDENSED CONSOLIDATED INCOME STATEMENTS

	1st Half 2008 (a)	1st Half 2007 (b)	Change
(millions of euro)			(a-b)%
Revenues	14,838	15,337	(499)	(3.3)
Other income	158	164	(6)	(3.7)

Total operating revenues and other income	14,996	15,501	(505)	(3.3)
Acquisition of goods and services	(6,610)	(6,739)	129	(1.9)
Employee benefits expenses	(2,274)	(1,893)	(381)	20.1
Other operating expenses	(865)	(824)	(41)	5.0
Changes in inventories	17	21	(4)	(19.0)
Internally generated assets	271	269	2	0.7

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)	5,535	6,335	(800)	(12.6)

Depreciation and amortization	(2,952)	(2,793)	(159)	5.7
Gains (losses) on disposals of non-current assets	26	12	14	116.7
Impairment reversals (losses) on non-current assets	(1)	—	(1)	*

OPERATING PROFIT (EBIT)	2,608	3,554	(946)	(26.6)

Share of profits (losses) of associates and joint ventures accounted for using the equity method	37	58	(21)	(36.2)
Finance income	1,515	1,256	259	20.6
Finance expenses	(2,731)	(2,225)	(506)	22.7

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	1,429	2,643	(1,214)	(45.9)

Income tax expense	(173)	(1,018)	845	(83.0)

PROFIT FROM CONTINUING OPERATIONS	1,256	1,625	(369)	(22.7)

Profit or loss from Discontinued operations/Non-current assets held for sale	(148)	(123)	(25)	20.3

PROFIT FOR THE PERIOD	1,108	1,502	(394)	(26.2)

of which:
* Profit attributable to equity holders of the Parent	1,140	1,500	(360)	(24.0)
* Profit (loss) attributable to Minority Interest	(32)	2	(34)	*

Revenues in the first half of 2008 amount to euro 14,838 million, with a decrease of 3.3% compared to euro 15,337 million in the first half of 2007 (- euro 499 million). The organic change in revenues is -3.8% (-euro 584 million) and is calculated by:

•

excluding the effect of the change in the scope of consolidation (+euro 22 million mainly as a result of the inclusion in consolidation of the AOL internet businesses in Germany starting March 1, 2007 and excluding Entel Bolivia in the second quarter of 2008;

•

excluding the effect of exchange differences (+euro 87 million, being the balance between the positive exchange differences of the Brazil Mobile Business Unit totaling euro 116 million and the negative change of the other business units totaling euro 29 million);

•

excluding the reduction in revenues of euro 24 million, recorded to take into account the settling of certain disputes over rates with other operators and changes in the termination rates of voice calls from the networks of other operators.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following chart summarizes the changes in revenues in the periods under comparison:

(millions of euro)

As for the organic change in revenues, the main trends are analyzed below by Business Unit.

The Domestic Business Unit shows a reduction in revenues of euro 718 million, which was also influenced by the following effects of “regulatory changes”:

•

application of the Bersani Decree starting from March 2007, the effect of which is euro 125 million in lower revenues. This figure is already net of the positive effect of flexibility (arising from an increase in traffic volumes associated with a decrease in average price rate pressure as a result of eliminating top-up charges without increasing the rate per minute);

•	reduction in termination rates, which occurred in the second half of 2007, with a negative effect of euro 131 million;

•	rate adjustments for international roaming traffic within the EU, in accordance with the decisions of the European Commission (-euro 90 million);

•

change in regulated wholesale prices for bitstream services (interconnection services which consist of Telecom Italia supplying the transmission capacity between the location of an end customer and an interconnection point of another OLO operator which, in turn, offers broadband services), unbundling and shared access. The impact is euro 48 million in lower revenues.

Overall, compared to the prior year, these “regulatory changes” generated a decrease in revenues of euro 394 million. Other factors which caused a reduction in revenues are the renegotiation of the national roaming contract with H3G (a negative effect of euro 31 million) and the termination of certain international wholesale transit contracts, from the second quarter of 2007 (negative effect of euro 166 million).

Furthermore:

•

in fixed telecommunications, the increase in Internet revenues owing to the continual and strong growth of broadband and content and the increase in national Wholesale service revenues, mainly on account of the expansion of the customer base for regulated data and services, were not able to compensate the contraction in Retail Telephone revenues, particularly pertaining to access and traffic. With regard to traffic, the contraction is generated by the volumes and prices mainly relating to fixed-mobile and national traffic: minor volumes reflect the migration of traffic from the fixed to the mobile network and the reduction in the average customer base while prices, instead, are impacted by the reduction in fixed-mobile termination rates and higher penetration of flat rates. As for access, the reduction is entirely due to the contraction of the average customer base. Data Business revenues are also down due to ever-fiercer competition in the Corporate client market and

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

the revision of contract prices with the Public Administration which were only compensated in part by a positive performance of ICT services and products. Revenues from international Wholesale services also record a decline owing to the reduction in transit revenues generated by the termination of some contracts during the second quarter of 2007;

•

in mobile telecommunications, there is a positive trend in value-added service revenues, particularly interactive services and Mobile Broadband, countered by the reduction in phone revenues which are entirely attributable to the effects of the application of the new termination rates, the Bersani Decree and the adjustment of international roaming traffic rates in the EU.

The European BroadBand Business Unit positively contributed to the change in revenues for euro 62 million.

The Brazil Mobile Business Unit grew by euro 99 million driven by the contribution of voice and value-added services linked to the growth of the customer base.

The Media Business Unit reports an increase in revenues of euro 23 million, mainly on account of higher Digital Terrestrial revenues following the positive contribution resulting from the agreements reached with Mediaset and Telecom Italia over broadcasting of the audio-visual content of Serie A soccer games on the DTT and DVB-H platforms.

The revenues of the Olivetti Business Unit remain in line with the corresponding period of 2007 (-euro 1 million). The improvement in the specialized printers segment, mainly owing to an important contract for printers supplied to Poste Italiane S.p.A., is offset by a reduction in the sales of traditional ink-jet products, faxes and accessories.

Foreign revenues (based upon the geographical location of customers) amount to euro 4,268 million (euro 4,249 million in the first half of 2007); 58.8% of such revenues comes from Brazil (54.2% in the first half of 2007).

(millions of euro)			1st Half 2008 (a)	1st Half 2007 (b)	Change
					(a - b)
Italy	(A	)	10,570	11,088	(518)
Other European countries			1,257	1,328	(71)
Latin America			2,639	2,463	176
Other countries			372	458	(86)

Total foreign revenues	(B	)	4,268	4,249	19

Total	(A+B	)	14,838	15,337	(499)

Other income amounts to euro 158 million (euro 164 million in the first half of 2007) and comprises:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change (a - b)

Late payment fees charged for regulated telephone services	46	46	—
Recovery of costs, personnel and services rendered	28	20	8
Capital and operating grants	24	18	6
Damage compensation, penalties and sundry recoveries	40	34	6
Sundry income	20	46	(26)

Total	158	164	(6)

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

EBITDA is euro 5,535 million and decreased by euro 800 million (-12.6%) compared to the first half of 2007. The organic change in EBITDA is a negative euro 530 million (-8.3%) and is calculated as follows:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change
			(a-b)%
HISTORICAL EBITDA	5,535	6,335	(800)	(12.6)
Effect of change in scope of consolidation		(13)
Effect of change in exchange rates		15
Non-organic (income) expenses	325	53
Expenses for mobility agreements under Law 223/91	287	—
Disputes and settlements with other operators	36	33
Other expenses, net	2	—
Antitrust fine	—	20

COMPARABLE EBITDA	5,860	6,390	(530)	(8.3)

The EBITDA margin went from 41.3% in the first half of 2007 to 37.3% in the first half of 2008. At the organic level, the EBITDA margin is 39.4% in the first half of 2008 (41.4% in the first half of 2007).

The following chart summarizes the major changes in EBITDA:

(millions of euro)

In greater detail, in addition to the negative impact, for a total of euro 292 million, associated with the “regulatory effects” and the impact of the renegotiation of the roaming contract with H3G (-euro 31 million), described earlier in the comments on Revenues, EBITDA in the first half of 2008 was impacted by the following:

•

acquisition of goods and services, euro 6,610 million, with a decrease of euro 129 million (-1.9%) compared to the first half of 2007 (euro 6,739 million). The reduction in costs for the portion of revenues to be paid to other operators and for commercial and advertising expenses of the Domestic Business Unit were partly compensated by the increase in the interconnection costs of the European BroadBand and Brazil Mobile Business Units in particular.

The percentage of the acquisition of goods and services to revenues is 44.5% (43.9% in the first half of 2007);

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•

employee benefits expenses, euro 2,274 million, with an increase of euro 381 million compared to the first half of 2007 (euro 1,893 million). This increase refers to employees in Italy for euro 366 million and employees outside Italy for euro 15 million.

In particular, with regard to the personnel costs of employees in Italy, the lower costs arising from the reduction in the average number of the salaried workforce (-1,899 compared to the first half of 2007 on a comparable consolidation basis) is countered by higher costs due to the effect of the increase in the minimum labor contract terms of October 2007 and June 2008 – established by the July 31, 2007 Agreement for the TLC collective national labor contract, for the two economic years 2007 and 2008.

Moreover, expenses were recognized for:

•	euro 287 million, following the start of the mobility procedures under Law 223/91 begun at the end of June by the Parent, Telecom Italia;

•	euro 24 million for inclusion in the scope of consolidation of the company Shared Service Center.

It should also be noted that employee benefits expenses in the first six months of 2007 included the positive effect of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007 (-euro 79 million), in addition to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for employee severance indemnity (-euro 31 million).

As for employees outside Italy, employee benefit expenses were impacted by the increase in the number of the workforce of the Tim Brasil group and BBNed and the effect of the consolidation of AOL Germany for the entire first half of 2008 (in the first half of 2007 it had been consolidated for only four months). Such effects are partly compensated by lower costs as a result of the deconsolidation of Entel Bolivia starting April 1, 2008.

A breakdown of the headcount at is as follows:

(number)	6/30/2008 (a)	12/31/2007 (b)	Change (a – b)
Italy	66,787	66,951	(164)
Outside Italy	13,721	15,118	(1,397)
Total headcount (excluding discontinued operations / non-current assets held for sale) (1)	80,508	82,069	(1,561)
Non-current assets held for sale - Foreign	1,292	1,360	(68)

Total	81,800	83,429	(1,629)

(1)	Includes people with temp work contracts: 1,861 at 6/30/2008 and 1,969 at 12/31/2007.

Excluding headcount relating to “Non-current assets held for sale” (Liberty Surf group), the headcount of the Group shows a reduction of 1,561 people, compared to December 31, 2007, due to:

•	the exclusion from the scope of consolidation of Entel Bolivia (-1,475) and the sale of the “On Air” business segment by MTV Italia (-14);

•	the hiring of 2,848 people and the termination of 2,812 people;

•	the reduction of 108 people with temp work contracts.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•	other operating expenses, euro 865 million (euro 824 million in the first half of 2007), can be analyzed as follows:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change (a-b)

Impairments and charges connected with non-financial receivables management	373	338	35
Charges for accruals to provisions	71	81	(10)
Telecommunications fees and charges	159	130	29
Taxes on revenues of South American companies	135	122	13
Indirect duties and taxes	72	72	—
Penalties, compensation and administrative sanctions	21	25	(4)
Association dues and fees, donations, scholarships and traineeships	13	13	—
Other expenses	21	43	(22)

Total	865	824	41

Impairments and charges connected with receivables management include euro 172 million referring to the Domestic Business Unit (euro 201 million in the first half of 2007) and euro 183 million to the Brazil Mobile Business Unit (euro 126 million in the first half of 2007).

Charges for accruals to provisions, recognized mainly for pending disputes, include euro 48 million referring to the Domestic Business Unit (euro 68 million in the first half of 2007, comprising an accrual of euro 20 million for fine levied against Telecom Italia by the Antitrust) and euro 20 million to the Brazil Mobile Business Unit (euro 8 million in the first half of 2007).

EBIT is euro 2,608 million, with a reduction of euro 946 million compared to the first half of 2007 (-26.6%). The organic change in EBIT is a negative euro 672 million (-18.8%) and is calculated as follows:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change
			(a-b)%
HISTORICAL EBIT	2,608	3,554	(946)	(26.6)
Effect of change in scope of consolidation		(9)
Effect of change in exchange rates		(7)
Non-organic (income) expenses:	300	42
Non-organic expenses already described under EBITDA	325	53
Non-recurring gains on sale of properties	(25)	(10)
Other income, net	—	(1)

COMPARABLE EBIT	2,908	3,580	(672)	(18.8)

The EBIT margin went from 23.2% in the first half of 2007 to 17.6% in the first half of 2008. At the organic level, the EBIT margin is 19.6% in the first half of 2008 (23.2% in the first half of 2007).

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following chart summarizes the changes in EBIT:

(millions of euro)

In greater detail, in addition to the comments made under EBITDA, EBIT is impacted by depreciation and amortization charges of euro 2,952 million (euro 2,793 million in the first half of 2007), with an increase of euro 159 million. This increase includes euro 88 million for the amortization of intangible assets and euro 71 million for the depreciation of property, plant and equipment. Depreciation and amortization charges are offset by the increase of euro 14 million in gains on disposals of non-current assets principally referring to the disposal of properties.

The share of profits (losses) of associates and joint ventures accounted for using the equity method is a profit of euro 37 million (a profit of euro 58 million in the first half of 2007). The line includes:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change (a-b)

ETECSA	29	26	3
Sofora Telecomunicaciones S.A.	14	10	4
Tiglio I and Tiglio II	(3)	19	(22)
Other	(3)	3	(6)

Total	37	58	(21)

Finance income (expenses) show a net expense balance of euro 1,216 million (a net expense balance of euro 969 million in the first half of 2007). The deterioration of euro 247 million is impacted by:

•

the negative change of euro 203 million in the measurement at fair value of the call options on 50% of the share capital of Sofora Telecomunicaciones (negative change of euro 110 million in the first half of 2008, positive change of euro 93 million in the corresponding period of 2007);

•	an increase in interest rates on floating rate debt and the change in the fair value of derivatives recorded under hedge accounting.

It should also be noted that the first six months of 2008 include income on the repurchase of own bonds by the Parent, Telecom Italia, for euro 46 million; in the first six months of 2007, income included euro 36 million from the closing of cash flow hedge derivatives put into place following the early redemption of euro 1,000 million of underlying debt.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Income tax expense amounts to euro 173 million and registers a decrease of euro 845 million compared to the first half of 2007. The reduction is due to lower profit before taxes, lower tax rates and, for euro 515 million, deferred income taxes on accelerated depreciation taken in prior years reversed to income, net of the substitute tax, as allowed by the Italian Budget Law 2008.

Loss on discontinued operations/non-current assets held for sale is euro 148 million (euro 123 million in the first half of 2007) and basically refers to the negative contribution by the Liberty Surf group.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

HALF-YEARLY CONDENSED CONSOLIDATED BALANCE SHEETS

(millions of euro)	6/30/2008 (a)	12/31/2007 restated (1) (b)	Change (a-b)	12/31/2007
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	44,222	44,171	51	44,420
Intangible assets with a finite useful life	7,052	6,750	302	6,985

	51,274	50,921	353	51,405

Tangible assets
Property, plant and equipment owned	15,029	15,338	(309)	15,484
Assets held under finance leases	1,412	1,450	(38)	1,450

	16,441	16,788	(347)	16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	472	484	(12)	484
Other investments	59	57	2	57
Securities, financial receivables and other non-current financial assets	741	695	46	695
Miscellaneous receivables and other non-current assets	786	864	(78)	866
Deferred tax assets	238	247	(9)	247

	2,296	2,347	(51)	2,349

TOTAL NON-CURRENT ASSETS (A)	70,011	70,056	(45)	70,688

CURRENT ASSETS
Inventories	327	307	20	308
Trade and miscellaneous receivables and other current assets	8,953	9,043	(90)	9,088
Current income tax receivables	104	101	3	101
Investments	39	—	39	—
Securities other than investments	166	387	(221)	390
Financial receivables and other current financial assets	1,124	1,065	59	377
Cash and cash equivalents	4,413	6,449	(2,036)	6,473

CURRENT ASSETS SUB-TOTAL	15,126	17,352	(2,226)	16,737

Discontinued operations/Non-current assets held for sale
of a financial nature	30	33	(3)	—
of a non-financial nature	701	735	(34)	—

	731	768	(37)	—

TOTAL CURRENT ASSETS (B)	15,857	18,120	(2,263)	16,737

TOTAL ASSETS (A+B)	85,868	88,176	(2,308)	87,425

EQUITY AND LIABILITIES
EQUITY
Equity attributable to equity holders of the Parent	25,572	25,922	(350)	25,922
Equity attributable to Minority Interest	886	1,063	(177)	1,063

TOTAL EQUITY (C)	26,458	26,985	(527)	26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	37,226	37,039	187	37,051
Employee benefits	1,350	1,151	199	1,151
Deferred tax liabilities	109	584	(475)	586
Provisions	775	902	(127)	903
Miscellaneous payables and other non-current liabilities	1,629	1,587	42	1,587

TOTAL NON-CURRENT LIABILITIES (D)	41,089	41,263	(174)	41,278

CURRENT LIABILITIES
Current financial liabilities	5,597	6,590	(993)	6,585
Trade and miscellaneous payables and other current liabilities	11,183	12,210	(1,027)	12,380
Current income tax payables	501	197	304	197

Current liabilities sub-total	17,281	18,997	(1,716)	19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	823	701	122	—
of a non-financial nature	217	230	(13)	—

	1,040	931	109	—

TOTAL CURRENT LIABILITIES (E)	18,321	19,928	(1,607)	19,162

TOTAL LIABILITIES (F=D+E)	59,410	61,191	(1,781)	60,440

TOTAL EQUITY AND LIABILITIES (C+F)	85,868	88,176	(2,308)	87,425

(1)	For purposes of comparison with June 30, 2008, the figures at December 31, 2007 have been restated in order to consider the Liberty Surf group as a discontinued operation.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Assets, equal to euro 85,868 million (euro 88,176 million at December 31, 2007), consist of non-current assets of euro 70,011 million (euro 70,056 million at December 31, 2007), current assets of euro 15,126 million (euro 17,352 million at December 31, 2007) and discontinued operations/non-current assets held for sale of euro 731 million (euro 768 million at December 31, 2007).

Equity amounts to euro 26,458 million (euro 26,985 million at December 31, 2007), of which euro 25,572 million is attributable to the equity holders of the Parent (euro 25,922 million at December 31, 2007) and euro 886 million attributable to Minority Interest (euro 1,063 million at December 31, 2007).

In greater detail, the changes in equity are the following:

(millions of euro)	6/30/2008	12/31/2007
At the beginning of the period	26,985	27,098
Contribution by shareholders, bond conversions and stock options	—	2
Profit attributable to the equity holders of the Parent and the Minority interest	1,108	2,455
Dividends declared by:	(1,668)	(2,840)
• Telecom Italia S.p.A.	(1,609)	(2,766)
• Other Group companies	(59)	(74)
Translation differences, changes in the scope of consolidation and other changes	33	270

At the end of the period	26,458	26,985

Net financial debt amounts to euro 37,172 million, with an increase of euro 1,471 million compared to euro 35,701 million at the end of 2007.

In particular, besides the positive cash flows provided by operating activities and the payment of dividends for a total of euro 1,664 million, in the first half of 2008 net financial debt was impacted by the following:

•

capital expenditures during the period totaling euro 2,956 million. Compared to the first half of 2007, this is an increase of euro 544 million (+22.6%) mainly as a result of the purchase of the mobile licenses for the 3G service by the Brazil Mobile Business Unit (euro 477 million). Details are as follows:

	1st Half 2008		1st Half 2007		Change (a-b)
(millions of euro)	(a)	% of total	(b)	% of total
Domestic	1,952	66.0	1,895	78.6	57
European BroadBand	189	6.4	190	7.9	(1)
Brazil Mobile	824	27.9	271	11.2	553
Media, Olivetti and Other operations	29	1.0	56	2.3	(27)
Adjustments and eliminations	(38)	(1.3)	—	—	(38)

Total	2,956	100.0	2,412	100.0	544

•

sale of investments and other disposals of euro 60 million (euro 41 million in the first half of 2007), mainly referring to the sale of non-current assets, reimbursements of capital and the payment of dividends by associates.

There were no financial investments during the first half of 2008 whereas in the same period of the prior year financial investments totaled euro 669 million and referred to the acquisition of the AOL internet activities in Germany.

In the second quarter of 2008, net financial debt increased by euro 1,736 million, from euro 35,436 million at March 31, 2008 to euro 37,172 million at June 30, 2008. The increase is the result of the payment of dividends and the acquisition of the 3G licenses in Brazil. This led to the recognition of a financial payable to Anatel (the Brazilian regulatory authority) which was only partly compensated by the positive changes in operating activities.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following table presents details on the composition of net financial debt:

(millions of euro)		6/30/2008 (a)	12/31/2007 restated (**) (b)	Change (a-b)	12/31/2007
Non-current financial liabilities (*):
Financial payables		32,750	33,287	(537)	33,299
Finance lease liabilities		1,766	1,809	(43)	1,809
Non-current liabilities for hedging derivatives		2,709	1,942	767	1,942
Other financial liabilities		1	1	—	1

	(1)	37,226	37,039	187	37,051
Less:
Non-current financial receivables for lessors’ net investments		(281)	(279)	(2)	(279)
Non-current assets for hedging derivatives		(334)	(286)	(48)	(286)

		(615)	(565)	(50)	(565)

TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	36,611	36,474	137	36,486

Current financial liabilities (*):
Financial payables		4,848	5,948	(1,100)	5,943
Finance lease liabilities		260	262	(2)	262
Current liabilities for hedging and non-hedging derivatives		482	372	110	372
Other financial liabilities		7	8	(1)	8

	(2)	5,597	6,590	(993)	6,585
Less:
Current financial receivables for lessors’ net investments		(147)	(149)	2	(149)
Current assets for hedging derivatives		(144)	(186)	42	(186)

		(291)	(335)	44	(335)

TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	5,306	6,255	(949)	6,250

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C)(3)	823	701	122	—

TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	42,740	43,430	(690)	42,736

Current financial assets (*):
Securities other than investments		(166)	(387)	221	(390)
Financial receivables and other current financial assets		(1,124)	(1,065)	(59)	(377)
Cash and cash equivalents		(4,413)	(6,449)	2,036	(6,473)

	(4)	(5,703)	(7,901)	2,198	(7,240)
Less:
Current financial receivables for lessors’ net investments		147	149	(2)	149
Current assets for hedging derivatives		144	186	(42)	186

		291	335	(44)	335

	(E)	(5,412)	(7,566)	2,154	(6,905)

Financial assets relating to Discontinued operations/Non-current assets held for sale	(F)(5)	(30)	(33)	3	—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(5,442)	(7,599)	2,157	(6,905)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION DEM/6064293/2006	(H=D+G)	37,298	35,831	1,467	35,831

Non-current financial assets (*):
Securities other than investments		(14)	(9)	(5)	(9)
Financial receivables and other non-current financial assets		(727)	(686)	(41)	(686)

	(6)	(741)	(695)	(46)	(695)
Less:
Non-current financial receivables for lessors’ net investments		281	279	2	279
Non-current assets for hedging derivatives		334	286	48	286

		615	565	50	565

TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I)	(126)	(130)	4	(130)

NET FINANCIAL DEBT	(L=H+I)	37,172	35,701	1,471	35,701

COMPOSITION OF NET FINANCIAL DEBT:
Total gross financial debt:
Non-current financial liabilities	(1)	37,226	37,039	187	37,051
Current financial liabilities	(2)	5,597	6,590	(993)	6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)	823	701	122

		43,646	44,330	(684)	43,636

Total gross financial assets:
Non-current financial assets	(6)	(741)	(695)	(46)	(695)
Current financial assets	(4)	(5,703)	(7,901)	2,198	(7,240)
Financial assets included in non-current assets held for sale	(5)	(30)	(33)	3

		(6,474)	(8,629)	2,155	(7,935)

		37,172	35,701	1,471	35,701

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.

(**)	For purposes of comparison with June 30, 2008, the figures at December 31, 2007 have been restated in order to consider the Liberty Surf group as a discontinued operation.

(°)	At June 30, 2008, the item includes: low-rate loans made to employees (euro 62 million), loans made to Aree Urbane S.r.l. (euro 26 million) and securities other than investments (euro 14 million).

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The sale of receivables to factoring companies, concluded during the first half of 2008, led to a positive impact on net financial debt at June 30, 2008 totaling euro 699 million (euro 755 million at December 31, 2007).

With reference to the net financial debt of the Telecom Italia Group, the following is mentioned:

Bonds

Bonds at June 30, 2008 are carried for an amount of euro 29,142 million (euro 31,562 million at December 31, 2007). In terms of the nominal repayment amount, bonds total euro 28,695 million, with a decrease of euro 2,017 million compared to December 31, 2007 (euro 30,712 million). The breakdown is as follows: Telecom Italia S.p.A. euro 10,203 million, Telecom Italia Finance S.A. euro 9,230 million and Telecom Italia Capital S.A. euro 9,262 million.

Convertible bonds at June 30, 2008 are carried for an amount of euro 529 million (euro 518 million at December 31, 2007) and refer entirely to convertible bonds issued by Telecom Italia S.p.A.. In terms of the nominal repayment amount, convertible bonds total euro 574 million.

With reference to bonds, the transactions described below took place during the first half of 2008:

1) Repayments

The following bonds reached maturity and were redeemed:

•

“Telecom Italia Finance S.A. 5.875% bonds due 2008”: on January 24, 2008, Telecom Italia Finance S.A. redeemed the bonds for an amount of euro 1,659 million (the original amount issued for euro 1,750 million was reduced as a result of the repurchase of bonds on the market and their subsequent cancellation).

•	“Telecom Italia S.p.A. Floating Rate Notes Euribor 3M+ 0.22% due 2008”: on June 9, 2008, Telecom Italia S.p.A. redeemed the bonds for an amount of euro 750 million.

2) Repurchase of the bonds “Telecom Italia S.p.A., euro 850 million 5.25% due 2055”

During the first half of 2008, Telecom Italia S.p.A. repurchased its own bonds for a nominal amount of euro 170 million and recorded a gain in the income statement for euro 46 million.

3) New issue of Telecom Italia Capital S.A. bonds for a total of USD 2 billion

On June 4, 2008, Telecom Italia Capital S.A. placed two tranches for USD 1 billion each on the USA bond market. The bonds are guaranteed by Telecom Italia S.p.A. and mature on June 4, 2018 and June 4, 2038. The two tranches pay a coupon interest rate of 6.999% and 7.721% respectively. The bonds were issued under the Group’s USD 10 billion Shelf Registration Statement (Form F-3).

4) Other

•

Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, total euro 334 million (nominal amount) at June 30, 2008 and during the first half of 2008 increased by euro 37 million (euro 297 million at December 31, 2007);

•

with regard to Telecom Italia Finance S.A. bonds (euro 2,000 million, rate 7.25% with a maturity date of April 2011), the interest rate coupons were increased by 0.25% due to a change in the credit rating by S&P’s in March 2008. The step-up was applied starting from the April 2008 coupon; the new rate is equal to 7.50%.

•

in accordance with the Terms and Conditions of the “Telecom Italia Finance S.A. Euro 499,669,000 Guaranteed Floating Rate Extendable Notes due 2008”, the holders of the bonds for a notional amount of euro 360,839,000 renounced the right to possibly extend the maturity date to 2010 and this amount will be repaid on September 14, 2008. On June 12, 2008, bonds were issued for the residual amount and are denominated “Telecom Italia Finance S.A. Euro 138,830,000 Guaranteed Floating Rate Extendable Notes due 2010” maturing on June 14, 2010.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Revolving Credit Facility and Term Loan

The composition and draw down of the syndicated committed credit lines available at June 30, 2008, represented by the Term Loan of euro 1.5 billion expiring January 2010 and the Revolving Credit Facility for a total of euro 8 billion expiring August 2014, are presented in the following table:

	Term Loan expiring 2010		Revolving Credit Facility expiring 2014		TOTAL
(billions of euro)	Agreed	Drawn down	Agreed	Drawn down	Agreed	Drawn down
Situation at 12/31/2007	1.5	1.5	8.0	1.5	9.5	3.0

Situation at 6/30/2008	1.5	1.5	8.0	1.5	9.5	3.0

***

The following table shows the maturities of non-current financial liabilities according to both the carrying amount (including valuations arising from fair value adjustments and the amortized cost, included the accrued expenses) and the expected nominal repayment amount, as contractually defined.

The average maturity of non-current financial liabilities (including the current portion of medium/long term financial liabilities maturing within the year) is equal to 8.01 years.

Maturities of financial liabilities – carrying amount (1) (2):

	maturing by 6/30 of the year
(millions of euro)	2009 (3)	2010	2011	2012	2013	After 2013	TOTAL
Bonds	3,130	4,535	3,454	3,281	1,843	13,428	29,671
Loans and other financial liabilities	785	2,036	523	420	151	5,789	9,704
Finance lease liabilities	260	220	174	145	114	1,113	2,026

Total	4,175	6,791	4,151	3,846	2,108	20,330	41,401
Current financial liabilities	1,422						1,422

Total, excluding discontinued operations	5,597	6,791	4,151	3,846	2,108	20,330	42,823

Discontinued operations (4)	823						823

Total	6,420	6,791	4,151	3,846	2,108	20,330	43,646

(1)	Carrying amounts take into account fair value adjustments and amortized cost.

(2)

Financial commitments include accrued expenses and deferred income, of which euro 1 million is in non-current financial liabilities maturing after 1 year, euro 821 million is in non-current financial liabilities maturing within 1 year and euro 18 million is in other current financial liabilities.

(3)	Of which euro 362 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which the bondholders renounced the possibility of extending the maturity date.

(4)	These represent payables of the Liberty Surf group to companies of the Telecom Italia group for euro 811 million and others for euro 12 million.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Maturities of financial liabilities – nominal repayment amount:

	maturing by 6/30/ of the year:
(millions of euro)	2009 (1)	2010	2011	2012	2013	After 2013	TOTAL
Bonds	2,605	4,566	3,448	3,265	1,850	13,535	29,269
Loans and other financial liabilities	513	2,030	517	409	150	5,782	9,401

Finance lease liabilities	242	220	174	145	114	1,113	2,008

Total	3,360	6,816	4,139	3,819	2,114	20,430	40,678

Current financial liabilities	1,386						1,386

Total, excluding discontinued operations	4,746	6,816	4,139	3,819	2,114	20,430	42,064

Discontinued operations (2)	815						815

Total	5,561	6,816	4,139	3,819	2,114	20,430	42,879

(1)	Of which euro 360.84 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which the bondholders renounced the possibility of extending the maturity date.

(2)	These represent payables of the Liberty Surf group to companies of the Telecom Italia group for euro 803 million and others for euro 12 million.

Current financial assets amount to euro 5,703 million (euro 7,901 million at December 31, 2007) and together with the total unused committed credit lines of euro 6.5 billion permit a broad coverage of estimated maturities. Furthermore, euro 811 million (of which euro 16 million is classified in Cash and cash equivalents and euro 795 million in Financial receivables and other current financial assets) refer to financial assets of the Group companies due from the Liberty Surf group, classified in “Non-current assets held for sale”

Current financial assets at June 30, 2008 include:

•

cash and cash equivalents amounting to euro 4,413 million (euro 6,449 million at December 31, 2007). The different technical forms used for the investment of available resources at June 30, 2008 can be analyzed as follows:

•	maturities: investments have a maximum maturity date of three months;

•	counterpart risk: investments are made with leading banks and financial institutions with high creditworthiness with at least an A rating;

•	country risk: investments are mainly made on major European financial markets;

financial receivables and other current financial assets amounting to euro 1,124 million (euro 1,065 million at December 31, 2007). They include the current portion of loans receivable from employees (euro 13 million), the current portion of financial receivables for lessors’ net investments (euro 147 million), derivatives hedging items classified as current assets/liabilities of a financial nature (euro 144 million), non-hedging derivatives (euro 5 million), other current financial assets (euro 20 million) and financial receivables from the Liberty Surf group (euro 795 million);

•

securities other than investments, maturing beyond three months, equal to euro 166 million (euro 387 million at December 31, 2007), referring to bonds issued by counterparts with at least an A rating with different maturities, but all with an active trading market and therefore readily convertible into cash.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, entered into during the first half are not considered either unusual or exceptional since they fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length. The information on related party transactions required by Consob Communication DEM/6064293 dated July 28, 2006 is presented in the financial statements and in the Notes under “Related Party Transactions” in the half-yearly condensed consolidated financial statements of the Telecom Italia Group at June 30, 2008.

With regard to the internal rules for carrying out transactions with related parties, these were reviewed by the board of directors in its meeting held on March 6, 2008 at which time a more detailed guideline was introduced which became fully operational on July 7, 2008 (reference should be made to the update section in the corporate governance report).

As indicated at the beginning of this report, a specific Group Steering Committee for Relations with Telefónica has been operational since the end of 2007. Its purpose, among others, is to identify business areas and activities that could lead to possible industrial synergies between the two Groups and devise the resulting plans to implement them. The internal working groups that have consequently been set up between the two during these six months have identified three diverse areas of interest:

•	the area of synergies most open to rapid implementation, mainly in the procurement area;

•

the area of medium and long-term synergies (such as IT, network and research), in which the mutual factor would be the experience and expertise of each of the two parties, with consequent possible improvements;

•	the area of the analysis of common processes, aimed at sharing best practices, improving functionality and reducing costs.

The project (which, as announced, estimates synergies of euro 1.3 billion attainable by the two groups in the three-year period 2008-2010, with Telecom’s share at 55%) forms part of an integral and qualifying part of the industrial plan, approved by the board of directors on March 6, 2008, and, as such, its execution constitutes an essential element in reaching the Group’s targets.

In view of its strategic nature, as well as having considered the circumstance that Telefónica is a related party of Telecom Italia, the Committee for Internal Control and Corporate Governance has been called upon to monitor the manner in which the project is implemented, in light of the specific rules of conduct.

●	EVENTS SUBSEQUENT TO JUNE 30, 2008

With regard to events subsequent to June 30, 2008, reference should be made to the specific Note “Events subsequent to June 30, 2008” in the half-yearly condensed consolidated financial statements at June 30, 2008.

●	BUSINESS OUTLOOK FOR THE YEAR 2008

On the basis of the results achieved during the first six months, the Group confirms its earnings and financial target forecast for 2008 for the Domestic Business Unit (total revenues in excess of euro 23 billion and the organic EBITDA margin of around 44%). However, the Group is revising its targets for the Brazil Mobil and European BroadBand Business Units (particularly for the subsidiary Hansenet).

Mobile Brazil organic growth in revenues is expected to exceed 7% (compared to 12% announced on March 7, 2008 and then lowered to 9% on May 7, 2008), with an EBITDA margin between 23% and 23.5% (previously forecast at about 24%).

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Hansenet revenues are expected to be more than euro 1.2 billion (compared to approximately euro 1.3 announced on March 7, 2008), with an EBITDA margin in excess of 22% (compared to about 26% announced on March 7, 2008 and then lowered to approximately 24% on May 9, 2008).

Therefore, on a consolidated level, applying the first-half exchange rates for the full-year 2008, with comparable non-recurring income and expenses and the same scope of consolidation, and excluding the operations in France from the beginning of the year and in Bolivia from April 1, 2008, the forecast is the following:

•	revenues of between euro 30.4 billion and euro 30.5 billion (against the previous target of approximately euro 31 billion);

•

EBITDA margin of about 38% (excluding non-recurring income from the reimbursement of the 1998 license fee of approximately euro 0.5 billion and higher expenses for mobility of approximately euro 0.3 billion) against the previous target of 38.5%.

Capital expenditures in 2008 are confirmed at approximately euro 5.4 billion, including euro 0.5 billion for the purchase of the 3G mobile licenses in Brazil.

The net financial debt/EBITDA ratio is expected to be below 3 at the end of 2008.

This outlook for 2008 could nevertheless be influenced by risks and uncertainties dependent upon a number of factors, the majority of which is beyond the Group’s control. These include:

•	changes in prices and rates;

•	changes in the general macro-economic scenario;

•	variations in business conditions (growing competitiveness in the domestic market, adverse economic trends in main foreign markets – Brazil for mobile telephony and Germany for Broadband);

•	changes in legislation and regulations or to the domestic and/or international political situation;

•	outcomes of disputes and litigation with regulatory authorities, competitors and other parties;

•	unfavorable fluctuations in interest rates and/or exchange rates.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

●	THE BUSINESS UNITS OF THE TELECOM ITALIA GROUP

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: includes the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European BroadBand Business Unit: comprises Broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: includes Mobile Telecommunications operations in Brazil;

•	Media Business Unit: comprises Television and News activities;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems, ink-jet office products, ink-jet print heads and Micro Electro-Mechanical Systems (MEMS);

•	Other Operations: include the financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Segment information is presented as follows:

(millions of euro)		Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other Operations	Adjustments and Eliminations	Total Consolidated
Revenues	1st Half 2008	11,420	642	2,537	148	180	98	(187)	14,838
	1st Half 2007	12,182	512	2,322	125	192	109	(105)	15,337
EBITDA	1st Half 2008	4,931	119	521	(35)	(12)	23	(12)	5,535
	1st Half 2007	5,619	128	585	(21)	(17)	41	—	6,335
EBIT	1st Half 2008	2,679	2	(2)	(69)	(16)	14	—	2,608
	1st Half 2007	3,456	52	69	(52)	(24)	25	28	3,554
Capital expenditures	1st Half 2008	1,952	189	824	27	1	1	(38)	2,956
	1st Half 2007	1,895	190	271	46	5	5	—	2,412
Headcount at period-end (number)	6/30/2008	64,234	3,081	10,239	1,032	1,239	683	—	80,508
	12/31/2007 restated (1)	64,362	3,191	10,030	1,016	1,279	2,191	—	82,069

(1)	For purposes of comparison, the data at December 31, 2007 considers the Liberty Surf group as a discontinued operation.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The key economic and financial data relating to the Liberty Surf group, classified in discontinued operations, is reported below:

		Discontinued Operations
(millions of euro)		Liberty Surf group	Other, adjustments and eliminations	Total
Revenues	1st Half 2008	235	(75)	160
	1st Half 2007	183	(50)	133
EBITDA	1st Half 2008	(37)	(1)	(38)
	1st Half 2007	(40)	—	(40)
EBIT	1st Half 2008	(123)	(2)	(125)
	1st Half 2007	(105)	—	(105)
Profit (loss) from discontinued operations/non-current assets held for sale	1st Half 2008	(145)	(3)	(148)
	1st Half 2007	(118)	(1)	(119)
Capital expenditures	1st Half 2008	84	—	84
	1st Half 2007	62	—	62
Net financial debt	6/30/2008	793	—	793
	12/31/2007	668	—	668
Headcount at period-end (number)	6/30/2008	1,292	—	1,292
	12/31/2007	1,360	—	1,360

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following table presents the operating highlights of the Business Units of the Telecom Italia Group.

DOMESTIC FIXED	6/30/2008	12/31/2007	6/30/2007
Fixed network connections in Italy (thousands)	20,952	22,124	22,836
Physical accesses (Consumer +Business) (thousands)	18,146	19,221	19,811
Voice pricing plans (thousands)	6,034	6,375	6,619
Broadband accesses in Italy (thousands)	7,792	7,590	7,277
Virgilio page views powered by Alice (millions)	8,111	14,737	7,549
Virgilio powered by Alice average monthly single visitors (millions)	2.4	2.1	2.1

Network infrastructure in Italy:
- access network in copper (millions of km - pair)	106.8	106.8	106.8
- access network and transport in optical fiber (millions of km of fiber)	3.8	3.8	3.8

Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000

DOMESTIC MOBILE
Mobile telephone lines in Italy at period-end (thousands)	35,796	36,331	34,312
Prepaid lines at period-end (thousands) (1)	29,927	30,834	29,319

EUROPEAN BROADBAND (2)
Broadband accesses in Europe at period-end (thousands)	2,522	2,537	2,352

BRAZIL MOBILE
Mobile telephone lines in Brazil at period-end (thousands)	33,815	31,254	27,478

MEDIA
La7 audience share Free to Air (analog mode) (period average, in %)	3.1	3.0	3.1
La7 audience share Free to Air (analog mode) (average of last month of the period, in %)	3.2	3.1	3.1

(1)	Excluding “not human” SIMs.

(2)

For purposes of comparison, the data presented excludes broadband accesses of the Liberty Surf group (973 thousand at June 30, 2008, 902 thousand at December 31, 2007 and 847 thousand at June 30, 2007) classified in discontinued operations after taking steps for its disposal in the early months of 2008.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

DOMESTIC

—	THE BUSINESS UNIT

The Domestic Business Unit operates as the consolidated market leader in the sphere of telephone and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Domestic Business Unit is organized as follows:

—	MAJOR CORPORATE EVENTS AND SCOPE OF CONSOLIDATION

It should be noted that:

•

on March 1, 2008, Telecom Italia S.p.A. sold the ISP Management business segment to Matrix. Specifically, ISP Management is an autonomous function for the execution of the activities regarding the supply and management of internet services;

•

on May 1, 2008, Telecom Italia S.p.A. made a contribution in kind to Matrix represented by the “Directory Assistance Service” business segment (the 1254 directory information service relating to the list of subscribers provided by an operator).

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results of the Domestic Business Unit in the first half of 2008 compared to the first half of 2007.

EBITDA

(millions of euro)	1st Half 2008	1st Half 2007	Change
		(1)	amount	%
Revenues	11,420	12,182	(762)	(6.3)
EBITDA	4,931	5,619	(688)	(12.2)
% of Revenues	43.2	46.1
EBIT	2,679	3,456	(777)	(22.5)
% of Revenues	23.5	28.4
Capital expenditures	1,952	1,895	57	3.0
Headcount at period-end (number)	64,234	64,362	(128)	(0.2)

(1)	The headcount is as of the date of December 31, 2007.

Revenues totaling euro 11,420 million record a contraction of 6.3% (-euro 762 million) compared to the first half of 2007. In organic terms, on a comparable consolidation basis and excluding the foreign exchange effect and non-organic elements (linked to changes in the termination rates of voice calls from the network of other operators, in addition to the settlement of some rate disputes with other operators), the reduction is equal to 5.9% (-euro 718 million).

The trend of revenues was impacted by:

•	the reduction in termination rates took place in the second half of 2007 (euro 131 million);

•

the effects of the application of the Bersani Decree starting from March 2007 (euro 125 million net of the positive impact of flexibility of traffic volumes as a result of the reduction in average rate price pressure);

•	rate adjustments for international roaming traffic within the European Union, in accordance with the decisions of the European Commission (-euro 90 million);

•

the change in regulated wholesale prices for bitstream services (interconnection services which consist of the supply, by Telecom Italia, of the transmission capacity between the location of an end customer and an interconnection point of another OLO operator which, in turn, offers broadband services), unbundling and shared access (euro 48 million).

Overall, compared to the prior year, these “regulatory changes” generated a decrease in revenues of euro 394 million. Other factors which caused a reduction in revenues are the renegotiation of the national roaming contract with H3G (a negative effect of 31 million) and the termination of certain international wholesale transit contracts, from the second quarter of 2007 (negative effect of euro 166 million).

The further reduction in the Business Unit’s revenues basically comes from the retail telephone area of fixed telecommunications, especially relating to traffic revenues (lower volumes and prices) and access revenues (contraction of the average customer base).

A breakdown of the various components of the Business Unit’s revenues is as follows:

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

	1st Half 2008	1st Half 2007	Change
(millions of euro)			amount	%
Revenues	11,420	12,182	(762)	(6.3)
of which:
Fixed telecommunications	7,485	7,983	(498)	(6.2)
Mobile telecommunications	4,669	4,916	(247)	(5.0)
Eliminations and central functions contribution	(734)	(717)	(17)	(2.4)

Fixed Telecommunications

Revenues from Fixed Telecommunications amount to euro 7,485 million and show a reduction of euro 498 million (-6.2%) compared to the same period of the prior year. At the organic level, excluding the foreign exchange effect, the change in the scope of consolidation and non-organic elements, revenues decreased by euro 454 million (-5.7%).

The performance of the major business areas is reported below.

Retail Telephone

Revenues from the Retail Telephone area are equal to euro 3,895 million and show a reduction of euro 390 million (-9.1%) compared to 2007, particularly with regard to traffic (-euro 195 million, -10.7%) and access (-euro 120 million, -6.0%). With reference to traffic, the contraction is generated by volumes and prices, especially on fixed-mobile traffic and national traffic. Lower volumes reflect the migration from fixed to mobile traffic and the decline in the average customer base; prices, instead, are affected by the cut in fixed-mobile termination rates and a greater penetration of flat rate plans. As for accesses, the reduction is entirely due to the contraction in the average customer base.

Internet

Revenues generated by the Internet area, equal to euro 810 million, increased by euro 94 million (+13.1%) compared to the first half of 2007. The increase is due to the continuing growth of Broadband (+euro 81 million, +12.6%) and content revenues (+euro 27 million, +90.0% compared to the same period of 2007). The overall portfolio of Broadband accesses in the domestic market reached 7.8 million customers, of which 6.6 million refers to Retail. The overall portfolio of Broadband accesses on the domestic market reached 7.8 million customers, of which 6.6 million refers to Retail. The strategy encouraging the migration of customers to higher value offerings continues with the aim of stabilizing the ARPU. Flat rate plans, in particular, thanks to a targeted sales approach and upselling of consumer customers reached 75% of the total Retail Broadband customer portfolio and the VoIP customer portfolio is now about 1.7 million accesses, 25% of Retail Broadband accesses. Expansion is also moving forward in IPTV services on the Consumer market (now with a portfolio of 180,000 customers, +100,000 compared to the end of 2007) and the development of the offering and activities related to the web through the Virgilio/Alice portal.

Data Business

Overall, revenues from the Data Business area, equal to euro 801 million, show an overall contraction of euro 40 million (-4.8%) compared to the first half of 2007. This decline is due to ever-fiercer competition on the Corporate client market and the revision of contract prices with the Public Administration in June 2007. Instead, dynamic growth is again registered by ICT services and products, increasing by euro 14 million (+4.4%).

Wholesale

Revenues from Wholesale services totaling euro 1,814 million show an overall decrease of euro 136 million (-7.0%) compared to the same period of 2007. Revenues from national Wholesale services amount to euro 1,165 million, which is in line with the corresponding period of 2007. Excluding the change in regulations, national Wholesale revenues increased by euro 49 million (+euro 73 million excluding also non-organic elements) due to an increase in the customer base of the regulated Data and Services component. Revenues from international Whole services total euro 649 million and decreased by euro 137 million (-17.4%)

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

compared to the first half of 2007 due to the decline in revenues from transit traffic generated by the termination of some contracts starting from the second quarter of 2007.

Mobile Telecommunications

Revenues amount to euro 4,669 million in the first half of 2008 and decreased by 5.0% compared to the same period of 2007. The reduction of euro 247 million is entirely due to changes that are unrelated to market competition dynamics and refer to the regulatory scenario (the Bersani Decree, the reduction in incoming termination rates and international roaming rates in the EU, all of which caused a negative impact of euro 316 million), in addition to the renegotiation of the roaming contract with H3G (with a negative effect of euro 31 million compared to 2007).

Excluding these items, revenues would have increased thanks to a higher usage of traditional voice services and higher revenues from value-added services (VAS). The latter total euro 1,037 million and record an increase of 13.2% compared to the first half of 2007 owing to the greater penetration of interactive services, especially Mobile Broadband (revenues from domestic browsing are up +45%). The percentage of VAS revenues to total service revenues is now 23.9% (19.9% in the first half of 2007). “Telephone” revenues (incoming and outgoing) amount to euro 3,148 million, with a decrease of euro 314 million (-9%) compared to the first half of 2007. This reduction is entirely attributable to the negative impact of regulatory changes.

Revenues from the sale of handsets total euro 325 million; this is a slight increase of euro 3 million compared to the same period of 2007 owing to a better mix of products sold.

At June 30, 2008, the number of Telecom Italia mobile lines is 35.8 million (of which 6.5 million are UMTS, 18.2% of total lines). This is an increase of 4.3% compared to the first half of 2007 with a market share at 39.4%.

The change in the customer portfolio in the first half of 2008 features a larger percentage of high-value customers (subscriber contracts and business customers) as a result of a strategy and sales policy aimed at raising the quality of customer acquisitions by adopting a selective approach.

EBITDA of the Domestic Business Unit amounts to euro 4,931 million and records a decrease of euro 688 million compared to the first half of 2007. The EBITDA margin is 43.2% (down 2.9% against the same period of 2007). EBITDA was notably impacted by the regulatory changes for a total of euro 292 million – in addition to the effect of the renegotiation of the roaming contract with H3G for euro 31 million) and employee benefits expenses linked to the start of the mobility procedures under Law 223/91 for euro 287 million.

The organic change in EBITDA compared to the first half of 2007 is a negative euro 418 million (-7.4%), with the EBITDA margin at 45.9% (46.7% in the first half of 2007). Details are as follows:

	1st Half	1st Half	Change
(millions of euro)	2008	2007	amount	%
HISTORICAL EBITDA	4,931	5,619	(688)	(12.2)
Effect of change in scope of consolidation	—	5
Effect of change in exchange rates	—	(3)
Non-organic (income) expenses:	325	53
Expenses for mobility under Law 223/91	287	—
Disputes and settlements with other operators	36	33
Antitrust fine	—	20
Other expenses, net	2	—

COMPARABLE EBITDA	5,256	5,674	(418)	(7.4)

With regard to changes in costs, the following is noted:

•

acquisition of goods and services totals euro 4,540 million and decreased by euro 361 million (-7.4%) compared to the first half of 2007. The contraction is mainly due to the reduction in the amount to be paid to other operators and lower international Wholesale transit traffic. Furthermore, commercial costs recorded a reduction;

•	employee benefits expenses total euro 1,976 million, an increase of euro 335 million (+20.4%) compared to the first half of 2007 mainly as a result of the recognition of expenses and charges for

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

accruals for euro 287 million owing to the start, at the end of June, of the mobility procedures under Law 223/91;

It should also be noted that employee benefits expenses in the first six months of 2007 included the positive effect, for a total of euro 106 million, of the profit bonus accrued in 2006 and then eliminated as a result of agreements reached with the unions in June 2007, in addition to the positive impact of the new law regarding supplementary pension benefits on the actuarial calculation of the provision for Employee severance indemnity;

•

other operating expenses amount to euro 352 million, a decrease of euro 64 million compared to the first half of 2007 following lower expenses in connection with receivables management and lower charges for accruals to provisions (in the first half of 2007, a charge for an accrual was recorded for euro 20 million as a result of the fine levied against Telecom Italia by the Antitrust).

EBIT of the Domestic Business Unit, totaling euro 2,679 million, decreased by euro 777 million (-22.5%) compared to the first half of 2007. The EBIT margin is 23.5% (28.4% in the first half of 2007).

In organic terms, the reduction in EBIT is euro 523 million (-14.9% compared to the first half of 2007) with the EBIT margin at 26.0% (28.8% in the first half of 2007). Details are as follows:

	1st Half	1st Half	Change
(millions of euro)	2008	2007	amount	%
HISTORICAL EBIT	2,679	3,456	(777)	(22.5)
Effect of change in scope of consolidation	—	5
Effect of change in exchange rates	—	(2)
Non-organic (income) expenses:	300	43
Non-organic (income) expenses already described under EBITDA	325	53
Additional non-organic (income) expenses:	(25)	(10)
Gains on sale of properties	(25)	(10)

COMPARABLE EBIT	2,979	3,502	(523)	(14.9)

Besides the comments made in respect of EBITDA, EBIT was impacted by the increase in depreciation and amortization charges (+euro 103 million), of which euro 31 million refers to the amortization charge of intangible asses and euro 72 million to the depreciation of property, plant and equipment. The negative impact was partly compensated by the increase in the net balance of gains/losses realized on the sale non-current assets (+euro 14 million).

Capital expenditures total euro 1,952 million (+euro 57 million compared to the first half of 2007). The percentage of capital expenditures to revenues is equal to 17.1% (15.6% in the same period of 2007).

Headcount is 64,234, a reduction of 128 compared to December 31, 2007 and includes 1,316 people with temp contracts (1,278 at December 31, 2007).

—	KEY FACTORS

Fixed Telecommunications

The Domestic Fixed Services Department continues to pursue the development strategy of Retail Broadband, particularly flat rate plans which, at June 30, 2008 account for 75% of the portfolio. This is due to commercial solutions increasingly aimed at customer needs as well as the gradual penetration of VoIP which at June 30, 2008 make up approximately 25% of Retail Broadband accesses. Moreover, expansion continues in IPTV services on the Consumer market and development of web content and services.

In the traditional Telephone business, the Domestic Fixed Services Department maintains a strategy of customer loyalty with more than one-third of its customers through the use of pricing packages (40% of which are flat-rate packages); win-back campaigns also continue to be used to attract customers thwhoat have switched to other operators (365 thousand customers won back at June 2008).

As for Data Transmission, the offering continues to be geared towards integrated solutions with both innovative DT and Broadband services.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Mobile Telecommunications

In the first months of 2008, the Domestic Mobile Services Department continued the strategy of maintaining its market share of high-value customer segments and development policies for usage (both voice and data services). This is due to policies targeting the acquisition of “premium” customer segments, greater diffusion of Flat or Bundled (voice, VAS and Mobile internet) packages and gradual penetration of 3G handsets and web users. The offering portfolio has been further improved through the use of various solutions aimed at the greatest possible transparency with regard to rates and increased flexibility aimed at the various needs of the customer (i.e. dedicated offerings by level and type of usage).

—	OTHER COMMERCIAL INFORMATION

The following took place:

•

in February 2008, the auction was concluded for Wi-Max frequencies (a technology which delivers broadband on radio frequencies). This is the technology on which the Ministry of Communications is counting to deliver high-speed Internet throughout the country. Telecom Italia S.p.A. secured licenses for the regions of Umbria, Latium, Abruzzi and Molise, Campania, Apulia, Basilicata and Calabria for a total price of more than euro 35 million;

•

on March 19, 2008, Telecom Italia S.p.A. won the bid called by CSI Piemonte to build a fiber optic network in the Province of Turin which will enable the diffusion of broadband and access to online services (more than 430 kilometers of network);

•	in April 2008, an agreement was sealed with the Liguria Region to bring broadband to another 33 cities in the region;

•

on April 8, 2008, Telecom Italia and 3 Italia announced that they had sealed a national roaming agreement which will allow the “3” customers to also use, for telephone and data services, the Telecom Italia mobile network which now covers the entire national territory. In addition, the two companies signed a new SMS interconnection contract;

•

on May 6, 2008, Telecom Italia and Apple sealed the agreement for the marketing of the new-generation iPhone, beginning July 11, which uses the 3G network and is two times faster that the first-generation version;

•

on June 9, 2008, Telecom Italia Sparkle (the Group’s provider of international voice, IP and Data services for fixed and mobile telephony in the world) sealed two collaboration contracts, one with Taiwan Mobile (the second largest cell phone operator in Taiwan) for a fixed-mobile convergence project and one with Telkom Indonesia (the national fixed telephone operator) for the development of the new-generation network;

•

on June 23, 2008, Telecom Italia and Fastweb concluded an industry agreement for sharing the infrastructures necessary for realizing the new-generation network, based upon a collaboration agreement open to all interested operators.

—	EVENTS SUBSEQUENT TO JUNE 30, 2008

Note should be taken of the following:

•

on July 9, 2008, an agreement was sealed with the Umbria Region which calls for the extension of broadband network coverage so that more than 92% of fixed telephone lines can be reached by the end of 2008.

•

in July 2008, new business offerings and opportunities were introduced on the market such as the above-mentioned iPhone (July 11, 2008) and I’M (July 15, 2008 – a suite which gathers together all the “presence based” services) usable by a cell phone. This has allowed Telecom Italia to consolidate its leadership position in innovation;

•	on July 11, 2008, the offering portfolio was enhanced by the launch of Mobile MTV, a second brand dedicated exclusively to the young segment featuring a dedicated marketing mix.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	MAIN OPERATING HIGHLIGHTS

The main operating highlights at June 30, 2008 compared to December 31, 2007 and June 30, 2007 are reported in the following table.

	6/30/2008	12/31/2007	6/30/2007
Fixed telecommunications
Fixed network connections in Italy (thousands)	20,952	22,124	22,836
Physical accesses (Consumer + Business) (thousands)	18,146	19,221	19,811
Voice pricing plans (thousands)	6,034	6,375	6,619
Broadband accesses in Italy (thousands)	7,792	7,590	7,277
Virgilio page views powered by Alice (millions)	8,111	14,737	7,549
Virgilio powered by Alice average monthly single visitors (millions)	2.4	2.1	2.1
Network infrastructure in Italy:
- access network in copper (millions of km - pair)	106.8	106.8	106.8
- access network and transport in optical fiber (millions of km of fiber)	3.8	3.8	3.8
Network infrastructure abroad:
- European backbone (km of fiber)	55,000	55,000	55,000
- Mediterranean (km of submarine cable)	7,000	7,000	7,000
- South America (km of fiber)	30,000	30,000	30,000
Total traffic:
Minutes of traffic on the fixed network (billions)	74,97	156.8	79.4
- Domestic traffic	65,64	140.1	71.6
- International traffic	9,33	16.7	7.8
Mobile Telecommunications
Number of lines at period-end (thousands)	35,796	36,331	34,312
Prepaid lines at period-end (thousands) (1)	29,927	30,834	29,319
Growth of the clientele (%)	4.3	12.0	12.8
Churn rate (2)	11.3	16.4	7.3
Total outgoing traffic per month (millions of minutes)	3,062	2,766	2,555
Total outgoing and incoming traffic per month (millions of minutes)	4,318	4,052	3,839
Average monthly revenues per line (3)	20.2	22.2	23.0

(1)	Excluding “not human” SIMs.

(2)

The data refers to total lines. The churn rate for a certain period represents the number of mobile customers who discontinued service during the period (either voluntarily or because of default) expressed as a percentage of the average number calculated on the basis of the total annual number of customers during the period.

(3)	Includes revenues from prepaid cards and revenues from non-domestic traffic; it does not include revenues from products.

At June 30, 2008, the number of fixed connections totals approximately 21 million, with a decrease of 5.3% compared to December 31, 2007. In contrast, Broadband grew and, at June 2008, reached an overall portfolio 7.8 million accesses (+202 thousand accesses compared to December 31, 2007). Of these, more than 84% were Retail Broadband accesses (6.6 million at June 30, 2008, +491 thousand accesses compared to June 2007, +2.1% compared to December 31, 2007).

At June 30, 2008, Telecom Italia has about 35.8 million mobile GSM and UMTS lines (of which 6.5 million are UMTS lines), with an increase of 4.3% compared to June 30, 2007. This figure includes 29.9 million prepaid lines, which represent about 84% of all lines. At June 30, 2008, Telecom Italia’s market share is 39.4%, down from December 31, 2007 (40.3%). This contraction is attributable to a sales policy with a better selective approach which caused a reduction in massive acquisitions and higher terminations of silent lines.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

EUROPEAN BROADBAND

—	THE BUSINESS UNIT

The Business Unit offers Broadband access and services in metropolitan areas in Germany and the Netherlands through the subsidiaries HanseNet Telekommunikation GmbH and BBNed N.V.

—	THE STRUCTURE OF THE BUSINESS UNIT

The structure of the Business Unit reported below has changed from the one presented in the 2007 Annual Report because the Liberty Surf group has been considered as a discontinued operation following steps taken for its disposal in the early months of 2008.

The signing of the agreement for the sale of Liberty Surf group and the simultaneous transfer of its shares is expected to take place by the end of September 2008.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results in the first half of 2008, by the Business Unit as a whole and by geographical area of operations, compared to the first half of 2007, restated for purposes of comparison.

EBITDA

(millions of euro)	1st Half 2008	1st Half 2007 (1)	Change
			amount	%
Revenues	642	512	130	25.4
EBITDA	119	128	(9)	(7.0)
% of Revenues	18.5	2.0
EBIT	2	52	(50)	(96.2)
% of Revenues	0.3	10.2
Capital expenditures	189	190	(1)	(0.5)
Headcount at period-end (number)	3,081	3,191	(110)	(3.4)

(1)	The headcount is as of the date of December 31, 2007.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Germany (Hansenet + TI Deutschland)	1st Half 2008	1st Half 2007	Change
(millions of euro)			amount	%
Revenues	601	476	125	26.3
EBITDA	115	118	(3)	(2.5)
% of Revenues	19.1	24.8
EBIT	9	52	(43)	(82.7)
% of Revenues	1.5	10.9
Capital expenditures	181	186	(5)	(2.7)

Netherlands (BBNed)	1st Half 2008	1st Half 2007	Change
(millions of euro)			amount	%
Revenues	41	36	5	13.9
EBITDA	4	10	(6)	(60.0)
% of Revenues	9.8	27.8
EBIT	(7)	—	(7)
% of Revenues	(17.1)
Capital expenditures	8	4	4	100.0

Revenues amount to euro 642 million and record an increase of euro 130 million (+25.4%) compared to the first half of 2007. Organic growth, on a comparable consolidation basis, is euro 62 million, +10.7%. The Broadband client portfolio at June 30, 2008 is now at more than 2.5 million accesses. The Narrowband portfolio stands at 0.6 million accesses at June 30, 2008 compared to 0.8 million accesses at the end of 2007 and 0.9 million at June 30, 2007.

Specifically, revenues from business operations in Germany of euro 601 million show an increase of 26.3% compared to the first half of 2007 (+euro 125 million); organic growth is 10.5%. The Broadband customer portfolio in Germany at June 30, 2008 is 2.4 million, stable compared to December 31, 2007 and higher by 0.2 million compared to June 30, 2007.

The Netherlands contributed euro 41 million to total revenues and a better performance than in the same period of the prior year (+euro 5 million), with a growth of 13.9%. The customer Portfolio numbering about 161,000 is lower than the total portfolio at June 2007 (-11,000) due to the loss of lines in ADSL Wholesale (-48,000 lines), Fiber Wholesale and Voice (-8,000 customers). The loss was compensated by the increase in the Retail area, in both ADSL (+37,000) and Fiber (+8,000 customers).

EBITDA is euro 119 million, down euro 9 million (-7.0%) compared to the first half of 2007. The EBITDA margin is 18.5% against 25.0% in the first half of 2007. At the organic level, EBITDA is euro 16 million (-11.9%) lower compared to the first half of 2007. Details are as follows:

(millions of euro)	1st Half 2008	1st Half 2007	Change
			amount	%
HISTORICAL EBITDA	119	128	(9)	(7.0)
Effect of change in scope of consolidation	—	7

COMPARABLE EBITDA	119	135	(16)	(11.9)

With regard to changes in costs, the following should be noted:

•

acquisition of goods and services totals euro 461 million, increasing 40.1% compared to the first half of 2007 (+euro 132 million) due in part to the growth of business and in part to the change in the scope of consolidation as a result of the acquisition of AOL Germany in March 2007;

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•	employee benefits expenses amount to euro 65 million and increased euro 6 million compared to the first half of 2007 (+10.2%), partly due to the above-mentioned change in the scope of consolidation.

EBIT is euro 2 million and decreased euro 50 million (-96.2%) compared to the first half of 2007.

At the organic level, EBIT records a contraction of euro 53 million (-96.4%) compared to the first half of 2007. Details are as follows:

(millions of euro)	1st Half 2008	1st Half 2007	Change
			amount	%
HISTORICAL EBIT	2	52	(50)	(96.2)
Effect of change in scope of consolidation	—	3

COMPARABLE EBIT	2	55	(53)	(96.4)

The decline in EBIT, besides the above reduction in EBITDA, is due to a considerable increase in depreciation and amortization charges (+euro 41 million) as a result of both significant investments in network infrastructures and information support systems made at the end of 2007 and costs incurred for the activation of new customers.

Capital expenditures amount to euro 189 million, a decrease of euro 1 million compared to the first half of 2007.

Headcount at June 30, 2008 is 3,081, a reduction of 110 compared to December 31, 2007; the number includes 447 people with temp work contracts (609 at December 31, 2007).

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

GERMANY

During the first half of 2008, the German market has confirmed its technological drive and the process currently in progress towards consolidation in the sector, together with ever fiercer competitive pressure.

The Broadband market is now concentrated in the hands of four or five major players and HanseNet is seen as one of the main broadband operators in terms of the number of customers.

The strategy adopted by the German subsidiary in these first six months of 2008 was based on the following guidelines:

•	Innovation of the offering:

•	launch of the “Alice Comfort” offering, aimed at private and business clientele, centered on a Premium level of customer service and functionality;

•	introduction of a new flat option for calls towards fixed national numbers as part of the Alice Mobile service;

•	enhancement of the IPTV service through the adoption of a new user interface and a greater choice of content (Free, Pay-TV and Video on Demand channels);

•

adoption of a pricing strategy aimed at maintaining Alice’s positioning vis-à-vis offerings by the competition and favoring the churn of customers from other operators, partly through attractive promotional offers;

•	the continuation of up-selling activities towards the Alice rate-plans of the existing AOL customer base (Broadband and Narrowband);

•	operational excellence focused on quality of service, particularly with regard to VoIP services and optimizing “Customer-Facing” and internal processes;

•

consolidation of the Alice Brand and intensification of Brand Awareness, channeled through important communication campaigns (specifically, during the first half of 2008, the new advertising campaign was launched with an endorsement by Brad Pitt);

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•

extension of network coverage, both through the proprietary network (897 unbundled sites at the end of September) and particularly through the partners Telefónica and QSC (1,692 unbundled sites at the end of the six-month period);

•	development of Group synergies for the wholesale offering and with Corporate Multinational clientele.

NETHERLANDS

The Dutch market, which has one of the highest levels of penetration of Broadband services in the world, has a highly diversified offering, although the context is that of a high general level of consolidation, both driven by acquisitions of numerous ISPs on the part of KPN and, during the first half of 2008, Merger & Acquisitions in the cable sector. The technological scenario, which is on the forefront in terms of hi-tech, offers not only DSL but also the key presence of offerings for cable Broadband services. It is also developing a range of fiber Broadband services (FTTH/FTTO). The development of VDSL continues as a result of the boost given by the development plan of the incumbent KPN. In this sphere, after signing the Memorandum of Understanding in July 2007 and a supplementary agreement at the beginning of 2008, BBNed and KPN have continued talks for the definition of the final agreement for managing the technological change of the offering and the consequent transitory period.

During the first half of 2008, the Dutch subsidiary continued its strategy along the lines of rationalizing its offering on the market and developing new technological platforms, in addition to its competitive repositioning and the targeted development of the Retail offering (Consumer and Business).

With regard to the Broadband Retail Consumer plan, launched in August 2007 with the Alice brand using ADSL2+ technology, this is gradually being enhanced by the addition of the fiber offering, limited to Amsterdam, and the Alice Easy (ADSL - Only) package which, during the first half of 2008, was added to the existing Alice Comfort (Dual Play Internet & Voice) plan.

From the operational standpoint, efforts continued to consolidate the Provisioning and Customer Care processes, expand the commercial channels (by introducing new Sales Partners that have joined the Call Centers and the Web) and firmly establish the Alice brand through various media campaigns.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

BRAZIL MOBILE

—	THE STRUCTURE OF THE BUSINESS UNIT

The Telecom Italia Group operates in the mobile telecommunications sector in Brazil through the Tim Brasil group which offers services using GSM, TDMA and 3G technologies. The Tim Brasil group is composed of the following:

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first half of 2008 compared to the first half of 2007.

EBITDA

(euro/min)

	(millions of euro)		(million di reais)		Change
	1st Half 2008	1st Half 2007 (1)	1st Half 2008 (a)	1st Half 2007 (b) (1)
					amount (a-b)
Revenues	2,537	2,322	6,582	6,313	269	4.3
EBITDA	521	585	1,351	1,591	(240)	(15.1)
% of Revenues	20.5	25.2	20.5	25.2
EBIT	(2)	69	(6)	189	(195)
% of Revenues	(0.1)	3.0	(0.1)	3.0
Capital expenditures	824	271	2,138	737	1,401		°
Headcount at period-end (number)			10,239	10,030	209	2.1

(1)	The headcount is as of the date of December 31, 2007.

Consolidated revenues of the Tim Brasil group in the first half of 2008 total BRL 6,582 million and grew by BRL 269 million compared to the same period of 2007 (+4.3%) recording an increase of 6.7% in revenues from services alone compared to the same period of 2007. The strong increase in the customer base, especially in the prepaid area, greater penetration in the customer bracket with lower purchasing power and competitive factors such as promotions, especially on net offerings, led to a reduction in ARPU of BRL 5.2 (BRL 36.7 at June 2007, BRL 31.5 at June 2008).

Consolidated EBITDA in the first half of 2008, totaling BRL 1,351 million, is BRL 240 million lower than the same period of 2007 (-15.1%). The EBITDA margin is 20.5% and down 4.7% against the first half of 2007.

The reduction in EBITDA can mainly be attributable to the competition which generated an erosion in prices and, as a result, lower service margins and higher charges for uncollectible receivables (BRL 341 million in the first half of 2007, BRL 475 million in the first half of 2008) mainly relating to the television sales channel.

With regard to costs, the following should be noted:

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•

acquisition of goods and services, equal to BRL 3,704 million, increased by 6.9% compared to the first half of 2007 (BRL 3,465 million), mainly in connection with higher interconnection costs and other selling costs;

•

employee benefits expenses, equal to BRL 313 million, increased by BRL 22 million compared to the first half of 2007 (+7.6%) due to a higher headcount. The number rose from 9,661 in the first half of 2007 to 10,239 in the first half of 2008. The percentage of employee benefits expenses to revenues is 4.8% (4.6% in the same period of 2007);

•

other operating expenses total BRL 1,262 million (BRL 1,027 million in the first half of 2007) and include taxes on revenues, indirect taxes and TLC operating fees (BRL 720 million in the first half of 2008 compared to BRL 634 million in the first half of 2007), impairments and losses on receivables (BRL 475 million in the first half of 2008 compared to BRL 341 million in the first half of 2007) and other charges for accruals and miscellaneous items (BRL 67 million in the first half of 2008 compared to BRL 52 million in the first half of 2007).

Consolidated EBIT in the first half of 2008 is a negative BRL 6 million (compared to a positive BRL 189 million in the first half of 2007). This result is attributable to lower depreciation charges as a resulting of completing the depreciation of the TDMA network, which partly offset the reduction in EBITDA.

Capital expenditures in the first half of 2008 amount to BRL 2,138 million (BRL 737 million in the first half of 2007). The increase of BRL 1,401 million is mainly due to the purchase of the 3G licenses (BRL 1,239 million at present value), the increase in the customer base and investments in network infrastructures and third-generation IT.

On April 29, 2008, the contracts relating to the licenses for 3G services were signed. At the same time, Tim Brasil paid 10% of the total amount of the licenses purchased and will pay the remaining 90% by December 10, 2008. The amount of the licenses awarded was BRL 1,325 million; the present value is BRL 1,239 million with a difference of BRL 86 million to be recorded in finance expenses (BRL 22 million in the first half of 2008).

Headcount at June 30, 2008 is 10,239, an increase of 209 compared to December 31, 2007 (10,030).

—	KEY FACTORS AND GENERAL INFORMATION ON SERVICES

Between the end of June 2007 and the end of June 2008, the Brazilian market of mobile lines grew by 24.8%, recording an increase of 26.5 million new customers, reaching a total of 133.2 million lines at June 30, 2008 (69.4% penetration of the population), compared to 106.7 million lines at June 30, 2007 (56.4% penetration) and 121 million lines at December 31, 2007 (about 63.5% penetration). The Tim Brasil group retains its position as the second-largest operator in the Brazilian market with 33,815 thousand lines and growth of 23.1% compared to the end of June 2007 and 8.2% compared to the end of December 2007. Market share of the lines reached 25.4% (25.8% at June 2007).

In order to award the 3G licenses, Anatel requested guarantee instruments with the aim of guaranteeing the obligations stated in the contract; the total amount of the guarantees requested was BRL 643 million.

The Tim Brasil group’s strategy in the first half of 2008 focused on:

•	convergence by launching third-generation services (Tim Broadband Web services) and innovation through integrated offerings of fixed, mobile and internet services;

•	development of important commercial agreements with content suppliers;

•	launch of new promotional offerings to boost the use of the services;

•	improvement in the level of service and building up the loyalty and retention policies in the high usage segment.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

MEDIA

—	THE BUSINESS UNIT

The Media Business Unit is organized into the Television and News Business Areas:

•

the “Television” Business Area produces and broadcasts editorial content through analog and digital broadcasting networks. This Business Area operates satellite channels and pay-per-view (PPV) services using Digital Terrestrial technology. In particular, starting from 2007, in response to the evolution of the reference context, the BU modified its Business Model based on the following activities:

•	Free to Air, with the activities of the two analog broadcasting network operators La7 and MTV;

•

Multimedia, with the role of “Competence Center” of the Telecom Italia Group in the conceptualization and creation of content offering for the IPTV, DVB-H and Rosso Alice platforms and the development of content and channels on the satellite and interactive platforms (Web and Mobile);

•	Digital Terrestrial TV, through the consolidation of the Soccer PPV business model, the offering of new content and the leasing of digital bandwidth to third parties;

•

the “News” Business Area operates through Telecom Media News, a leading national news agency, with a marked international connotation. It was conceived as the result of a partnership with Associated Press (AP) and provides news around the clock as well as analyses and special reports from its offices in Rome and Milan and from abroad (Brussels, New York and Moscow).

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows:

—	MAJOR CORPORATE EVENTS/SCOPE OF CONSOLIDATION

It should be noted that:

•

in January 2008, MTV Italia S.r.l. sold, to Viacom Global B.V. Netherlands (a company in the Viacom group, owner of the MTV brand) the company Milano Design Studio S.r.l. (MDS S.r.l.) to which it had previously contributed the “On Air” business segment which handles the programming and graphics of MTV channels;

•	on February 18, 2008, the shareholders’ meeting was held for the wind-up of SCS Comunicazione Integrata S.p.A.; the company was cancelled from the register of companies on March 14, 2008.

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first half of 2008 compared to the first half of 2007.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

EBITDA

(euro/min)

(millions of euro)	1st Half 2008	1st Half 2007	Change
		(1)	amount	%
Revenues	148	125	23	18.4
EBITDA	(35)	(21)	(14)	(66.7)
% of Revenues	(23.6)	(16.8)
EBIT	(69)	(52)	(17)	(32.7)
% of Revenues	(46.6)	(41.6)
Capital expenditures	27	46	(19)	(41.3)
Headcount at period-end (number)	1,032	1,016	16	1.6

(1)	The headcount is as of the date of December 31, 2007.

Revenues total euro 148 million in the first half of 2008, with an increase of 18.4% compared to euro 125 million in the same period of 2007.

In greater detail:

•

revenues from the Free to Air analog business area amount to euro 81 million in the first half of 2008, down euro 5 million (-5.2%) compared to the same period of 2007 mainly on account of lower advertising on MTV (-12.5%);

•

revenues from the Multimedia area amount to euro 16 million, a gain of 25.8% compared to the first half of 2007. The area benefits from the increase in the activities of the Content Competence Center (euro 3 million), operational since April of last year, and higher revenues from the Sky Satellite Channels which now air five channels (three in 2007);

•

revenues from Digital Terrestrial activities stand at euro 46 million, compared to euro 22 million in the first half of 2007 (+110.5%). This improvement is due to the increase in pay-per-view revenues owing to the positive contribution originating from contracts with Mediaset and Telecom Italia for broadcasting the audio-visual content of Serie A soccer games and the growth resulting from the commercial “La7 Cartapiù” offering;

•	revenues from the News Business Area amount to euro 5 million, with an increase of 2.1% compared to the first half of 2007.

EBITDA in the first half of 2008 is a negative euro 35 million (-66.7%) compared to the first six months of 2007 (-euro 21 million).

EBITDA from Free to Air operations is a negative euro 21 million, with a reduction of euro 12 million compared to the first half of 2007. Specifically, Free to Air activities, besides being affected by the reduction in revenues noted above, show a decrease in margins due to higher costs connected with developing and improving the program scheduling and strengthening the audience share with higher investments by La7 in Entertainment and Sport programs (it should be noted that audience share in early evening programs increased by 20%, from 2.2% to 2.7%). EBITDA of MTV was also hurt by higher costs for program scheduling owing to the launch of new programs compared to the first half of 2007, where the programming was concentrated in the second half in conjunction with the tenth anniversary of the channel.

The operating profit of Digital Terrestrial activities, which fell by euro 1 million compared to the same period of 2007, is particularly impacted by higher costs incurred for the acquisition of PPV soccer rights, which are only partly compensated by the improvement in the margins of the activities of the network operator.

Profitability of the Multimedia sector recorded an improvement of euro 2 million compared to the same period of 2007, increasing from euro 4 million in the first half of 2007 to euro 6 million in the first half of 2008.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

EBIT in the first half of 2008, after depreciation and amortization charges, is a negative euro 69 million (a negative euro 52 million in the corresponding period of 2007). The change, apart from the previously described decrease in EBITDA, is attributable to higher amortization charges for La7 television rights on and depreciation charges for Digital Terrestrial infrastructures.

Capital expenditures total euro 27 million (euro 46 million in the first half of 2007). They mainly refer to activities in the Television area and include the acquisition of infrastructures for the development of the Digital Terrestrial network (euro 5 million) and the acquisition of television rights benefiting more than one year (euro 18 million).

Headcount at June 30, 2008 is 1,032 (1,016 at December 31, 2007) and includes 90 people with temp work contracts (72 at December 31, 2007). The increase (+16) is principally attributable to people with temp work contracts assigned to new 2008 television productions.

—	EVENTS SUBSEQUENT TO JUNE 30, 2008

It should be noted that:

•

on July 11, 2008, MTV Italia and Telecom Italia unveiled the MTV Mobile ‘Powered by TIM’ brand, which launches the first mobile telephone service totally dedicated to the young segment passionate about music and eager to share the values of the MTV world.

The MTV Mobile offering is the outgrowth of an idea to develop the instruments, services and contents which can really meet the existing or emerging needs of the young segment.

MTV Mobile promises the best possible experience in the four key areas of communication and the world of the young - Messaging, Music, Internet and MTV – and will offer access to a series of innovative services; it will enter the market with two exclusive telephone models and make it possible to telephone and send text messages at advantageous prices;

•

on August 7, 2008, the Board of Directors of Telecom Italia Media approved the Strategic Guidelines for the period 2009-2011. In particular, for “digital terrestrial” activities, the Group plans to review its Pay-Per-View strategy, seeking out majority strategic partners for joint ventures, out of consideration for the continuing structural problems and the increasing difficulties encountered in acquiring premium content at competitive prices.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

OLIVETTI

—	THE BUSINESS UNIT

The Olivetti group operates in the sectors of digital printing systems and ink-jet office products. It also develops and manufactures products using silicon technology (ink-jet print heads and Micro Electro-Mechanical Systems - MEMS ) and offers specialized applications for the banking field and commerce and information systems for managing forecast games and lotteries, electronic voting and e-government. The reference market of the Business Unit is focused mainly in Europe and Asia.

—	THE STRUCTURE OF THE BUSINESS UNIT

The Business Unit is organized as follows (the main companies are indicated):

—	MAIN OPERATING AND FINANCIAL DATA

The following table shows the key results for the first half of 2008 compared to the first half of 2007.

EBITDA

(euro/min)

(millions of euro)	1st Half 2008	1st Half 2007	Change
		(1)	amount	%
Revenues	180	192	(12)	(6.3)
EBITDA	(12)	(17)	5	29.4
% of Revenues	(6.7)	(8.9)
EBIT	(16)	(24)	8	33.3
% of Revenues	(8.9)	(12.5)
Capital expenditures	1	5	(4)	(80.0)
Headcount at period-end (number)	1,239	1,279	(40)	(3.1)

(1)	The headcount is as of the date of December 31, 2007.

Revenues amount to euro 180 million in the first half of 2008, a decrease of euro 12 million compared to the same period of 2007. Excluding the change in the scope of consolidation and the negative foreign exchange effect, the organic change in revenues is a negative euro 1 million (-0.6%).

During the first six months of the year there was a reduction in the sales of traditional ink-jet products, faxes and accessories due to the installation of fewer faxes.

The sales volumes of multi-functional ink-jet products are in line with those of the prior year thanks to a supply contract with an important foreign customer that will be completed by the end of the year.

Printers for banking teller applications, although they decreased in price owing to the reduction in the

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

value of the U.S. dollar against the euro, grew by 20% in terms of sales volumes during the half compared to the corresponding period of the prior year, thanks especially to the results achieved in foreign markets.

The improvement in the results reached in the Italian market is due to the supply of 9,000 printers to Poste Italiane S.p.A. and the growing importance of the volumes of fiscal cash registers.

Professional products for the office, copiers and relative accessories are in line with the first half of 2007, with a sharp increase in the color laser copier segment (+31% in quantity) and a reduction in the black and white models.

EBITDA in the first half of 2008 is a negative euro 12 million, an improvement of euro 5 million compared to the same period of the prior year (a negative euro 17 million). The improvement is essentially due to the reduction in fixed overheads.

At the product level, the reduction in the sales volumes of ink-jet fax accessories and the negative effect of greater competition in the office segment are compensated by the good results achieved in the specialized printers segment.

The organic change in EBITDA is a positive euro 14 million (+53.8%). Details are as follows:

(millions of euro)	1st Half	1st Half	Change
	2008	2007	amount	%
HISTORICAL EBITDA	(12)	(17)	5	29.4
Effect of change in scope of consolidation	—	(5)
Effect of change in exchange rates	—	(4)

COMPARABLE EBITDA	(12)	(26)	14	53.8

EBIT in the first six months of 2008 is a negative euro 16 million, an improvement of euro 8 million compared to the same period of the prior year (a negative euro 24 million).

The organic change in EBIT is a positive euro 18 million (+52.9%). Details are as follows:

(millions of euro)	1st Half	1st Half	Change
	2008	2007	amount	%
HISTORICAL EBIT	(16)	(24)	8	33.3
Effect of change in scope of consolidation	—	(5)
Effect of change in exchange rates	—	(4)
Non-organic (income) expenses	—	(1)

COMPARABLE EBIT	(16)	(34)	18	52.9

Capital expenditures amount to euro 1 million in the first half of 2008, with a decrease of euro 4 million compared to the corresponding period of the prior year.

Headcount at June 30, 2008 is 1,239, of whom 1,110 are in Italy and 129 outside Italy. The reduction of 40 people, compared to December 31, 2007, is mainly attributable to resignations.

***

With regard to negotiations for the supply of multifunctional printers to a key player in the digital sector mentioned in the interim financial report for the first quarter ending March 31, 2008, such talks were interrupted at the end of May.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

INTERNATIONAL INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Telecom Argentina Group

Held by: Telecom Italia and Telecom Italia International through Sofora/Nortel Inversora 13.97%

The group operates in the sectors of fixed and mobile telecommunications, internet and data transmission in Argentina and also offers mobile telephone services in Paraguay.

At June 30, 2008, land lines in service (also including installed public telephones) are about 4,253,000, a slight increase compared to December 31, 2007 (4,208,000).

In broadband, accesses are about 890,000, with an increase of 16% compared to the end of 2007 (768,000).

In the mobile business, the customer base of the group reached approximately 13,113,000 customers at June 30, 2008 (13% of which is in Paraguay), with an increase of about 7% compared to the end of 2007 (12,285,000). The number of postpaid customers also increased 7% compared to the end of December 2007 and continues to account for 31% of the total customer base. The customers of Telecom Personal S.A., the mobile telephone services operator of the group, which use TDMA services are being faded out and starting April 2008 it was no longer possible to recharge phones for this technology: the customers using GSM services now stand at more than 99% of the total customer base.

***

As for the dispute with W de Argentina - Inversiones SL (“Los W”) which initiated proceedings to have the call option contract signed by Telecom Italia International N.V. and Los W in 2003 declared null and void, reference should be made to the half-yearly condensed consolidated financial statements at June 30, 2008 of the Telecom Italia Group in the note “Contingent asset and liabilities, commitments and other guarantees”.

ETECSA

Held by: Telecom Italia International 27%

The company operates a monopoly in the sectors of fixed and mobile communications, internet and data transmission in Cuba. At June 30, 2008, the number of land lines in service (also including installed public telephones) is about 1,067,000, a slight increase compared to December 31, 2007 (1,052,800). Of the lines in service, 50,940 are invoiced in U.S. dollars and the others, associated with the social development of Cuban telecommunications, in Cuban pesos. With a market that is still small, the number of internet and data customers has reached 24,200 accesses at June 30, 2008, just slightly higher than the number at the end of 2007 (23,500).

In the mobile telephony business, the customer base exceeds 248,700 users at June 30, 2008, an increase of more than 25% compared to December 31, 2007 (198,200). The performance for the half benefits from the opening of the mobile market to Cuban citizens which took place on April 14, 2008.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

***

As regards the transactions between Banco Nacional de Comercio Exterior (“BancoMext”) and ETECSA, it should be noted that on March 13, 2008 the parties definitively settled the disputes freeing ETECSA of any responsibility.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

SUSTAINABILITY SECTION

The activities and projects of greatest importance undertaken during the course of the first half of 2008 for each of the 8 identified stakeholders are reported below.

CUSTOMERS

“Multilingual” call centre: as of March, 2008, the call centre provides a service in nine languages (English, French, Spanish, German, Russian, Romanian, Albanian, Arabic and Italian). The principal partners in the initiative are the International Organisation for Migration, the Format Consortium (which operates in the field of information and services for immigrants), the provincial and city authorities of Salerno and the Interior Ministry.

Over and above the services that are normally available, by calling the number 892412 it is possible to find out useful social information on residence permits, visas, and to get help finding accommodation, jobs and more. In addition, georeferential services are available allowing users to find chemists, restaurants, hotels, cinemas and pubs, as well as information on mobility (circulation, flights and trains) and weather forecasts. By calling the multilingual call centre from public payphones with display screens it is possible to connect to socially useful services at a lower price than by fixed lines or mobile phones.

Interactive Voice Response 187: the IVR 187 services allows customers with fixed lines to resolve problems and get information automatically, without having to wait to speak to an operator. Now customers can create their own, personal IVR four digit code which allows them to get information and make requests from any telephone number. The code protects the client’s privacy.

Trouble Shooting 119: a web tool, available by PC at the website www.tim.it, which allows the customer to sort out on-line, without contacting a customer care operator, any problems over fixed line or mobile phone.

Customer care initiatives: a new system of knowledge management has been introduced for call centre operators with the aim of enriching their professional awareness and improving the effectiveness of their responses to customer needs. Additionally, the management systems allocating call centre resources have been improved in line with supply/demand forecasts and priority determination. Steps have been taken to improve the efficiency of the procedures of ticket management in the back office, in order to reduce the backlog of client requests.

E-health service: the on-line citizens’ health portal has been broadened. Over and above the management of medical records, the archiving of all diagnostic digital photographs, telemonitoring and other advanced services, the “Multimedia Counter” Solution is worth mentioning. This is a service to pass on information to citizens and operators in the sector, that allows the payment of health charges and the issuing of certificates at times when the ordinary offices are not open to the public. The multimedia counters can operate without supervision, 24 hours a day, seven days a week accept payment by credit card, debit card or cash; issue receipts and invoices; confirm bookings. These counters can also be used to get information on the location of offices, or departments in office blocks or hospital grounds, on the service charters of health authorities, etc. More information is available on the website http://www.salute.telecomitalia.it

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

SUPPLIERS

Quality Certification

Moves have been underway to extend, to other departments of Purchasing Area, the “Quality Management System” certification under ISO 9001:2000. Maintenance activities for the departments already certified continued.

E-Community

With the enactment of the “TELEChome” site, accessible through the Suppliers’ Portal, the month of March 2008 experienced the start of an e-community dedicated to the Group’s suppliers, which enables the sharing of information about the environment, social issues and safety at work. The aims of this project are as follow:

•	to share best working practices adopted for specific issues;

•	to disseminate the results obtained;

•	to evaluate initiatives through an electronic voting campaign.

The results published so far deal with issues concerned with safety, such as procedures for transporting telephone poles, and for underground work where there are chemical and biological risk factors. The publication of documents on the protection of the environment is expected soon.

Access to the “TELEChome” site, initially restricted to firms operating in the network works sector, will in the coming months be broadened out to other groups of suppliers.

The Global Vendor Ratings Index

The index of Global Vendor Ratings is calculated by evaluating the technical, commercial and administrative performance of the supplier. It is issued every six months for each category of product/service and is aimed at monitoring the performance of the supplier, linking with specific contractual clauses the volume of supply and the purchase prices, effecting additional checks on quality improvement and evaluating the supplier’s permanency in the Suppliers’ Register.

The Global Vendor Ratings are based on the following criteria:

•	the results of vendor ratings of single commodity categories that are subject to monitoring;

•	the competitiveness of the provision;

•	the quality of the incoming/outgoing invoicing procedures;

•	the social and environmental performance.

The last criterion was introduced in 2008 and takes into consideration safety and environmental protection parameters such as:

•	accident figures (compared to others in the field and historical trends);

•	environmental certification obtained (ISO 14001, Emas);

•	the best initiatives undertaken, published and voted on by the e-Community.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

COMPETITORS

—	Organisations and associations

Collaborative activities with competitors at the national level

The Group has continued its collaboration with the following associations:

–	Confindustria and Associations in the sector

Telecom Italia is conducting joint projects with competitors and is involved in the coordination of representations with Confindustria and its associations.

–	The Association in support of the Committee for the Protection of Minors on TV

This association was put together by Rai, Mediaset TI Media, the Radio Television Federation (FRT) and Aeranti-Corallo to guarantee the effectiveness at the operational and financial level of the “Committee for the application of the Media and Minors Code” of which TI Media is the Vice-president, representing broadcasters. This Committee is composed of 15 members who represent broadcasters, Institutions and users, and works in support of the Italian Communications Authority in its task of vigilance in the protection of minors on TV.

–	Digital terrestrial television association (DGTV)

The association’s activities have been focused on the launch of the DGTVi quality-guarantee sticker for digital receivers and on the completion of the move from analogue television to digital terrestrial television in the first areas designated “all digital”, Sardinia and Valle D’Aosta.

–	Ugo Bordoni Foundation

Together with other operators in the sector, the Group participates in the Ugo Bordoni (FUB) Foundation, which conducts, amongst other things, research, studies and consultation in the communications and information technology sector. The FUB, which by law is entrusted with the technical supervision of experimentation in the field of digital terrestrial transmission and interactive services, conducts many projects in collaboration with the Ministry of Communications and with other public and private organisations.

Furthermore, the Group subscribes to the Association for the convergence of communication services (AnfoV), the Audiovisual and ICT District, the Radio and Television Federation (FRT), the HD Forum and Auditel.

Collaborative activities with competitors at the international level

The Telecom Italia Group collaborates with various organisations and associations, among which:

–

ETNO (European Telecommunications Network Operators’ Association), an association in the sector among whose objectives are the development of a competitive and efficient European Telecommunications market through coordination amongst operators and dialogue with institutions.

–

GSMA Europe, an association that brings together European mobile phone operators, whose objectives include the development of the European mobile phone and associated services market, with particular attention to the regulatory aspects.

–

ITU (International Telecommunications Union), a United Nations Organisation agency whose objective is to promote the evolution, jointly among Governments and the private sector, of international technical standards, of operating procedures for wireless services and of programmes for the improvement of the Telecommunications infrastructure in developing countries.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

INSTITUTIONS

The Telecom Italia Group engages in collaborative and transparent relationships with international, national and regional institutions in order to promote an exchange of views on matters of mutual interest and to ensure the Group’s viewpoint is faithfully represented.

—	National regulatory activity

The main legislative measures of interest to the Group that were approved during the first half of 2008 follow:

•

Law No. 31 of February 28, 2008, enacting the decree-law No. 248/2007 covering the extension of the deadlines set by legislative provisions on financial dealings, known as the “Bill of the thousand extensions”. The measure introduces the possibility of exemption, for television stations in critical financial situations, such as La7 and MTV, from the obligation, introduced under the financial law 2008, of contributing to European audiovisual projects.

•

Legislative Decree May 30 2008, No. 109, putting into effect directive 2006/24/CE regarding the retention of telephone voice traffic and data transmission, including unanswered calls, known as the “Frattini directive”. The decree amends the current legislation envisioning, for the providers of telecommunications, new periods of retention of such data for judicial purposes.

•

Law No. 101 of June 6, 2008, enacting, with amendments, the decree-law of April 8, 2008, No. 56 (known as the “Save-infringements” decree) covering the urgent measures to put into effect Community obligations. In particular, article 8-novies makes the activity of a network operator dependent on the issuing of a general authorisation under the Code of Electronic Communications and allows a license already granted to a network operator to be converted into a general authorisation. The penalty procedures covering advertising are also amended, exacerbating them.

—	European regulatory activity

The Group has focussed its action on the following areas:

•

The analysis of the European Commission’s legislative proposals on the reform of the Directives of the European Community on electronic communications and on the re-examination of the Recommendations on important markets.

•	The process of adoption of the Directive on electronic payments in the internal market.

•

The proposal to regulate international roaming services and the process of adoption of such regulation. The regulation, approved by the EU’s Parliament and Council, envisions the fixing of limits on prices (price cap) for end customers (the retail market) and operators (the wholesale market) for these services.

•

The analysis of the activities and decisions of the European bodies charged with the implementation of the legislative programme (the Communications Committee – Cocom, and the European Regulators Group – ERG).

•

The monitoring of the assessment by the European Commission of the provisions by national Authorities in the sector with respect to markets targeted for the imposition of obligations previously identified by the Recommendation 2007/879/EC1.

[1]

At issue are major markets of products and services within the electronic communications sector of such a nature as to justify the imposition of regulatory obligations, defined on the basis of the principles of the right of free competition.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

THE ENVIRONMENT

—	Project Environment

The Project was launched in 2004 to ensure a unified approach to the Group’s environmental concerns, from the standpoint of controlling potential risks and as an opportunity to improve environmental performance.

The Project is run by an Operation Committee, tasked with making proposals and monitoring, and a Steering Committee, which approves the projects proposed and allocates the necessary funds. A responsible manager is assigned to supervise each project, coordinating a cross-functional team. In line with the new company organization, the composition of the Operation Committee and the Steering Committee has been reviewed.

The Project has been widened to include the following issues: external communications, environmental accountability and safety, sustainability in the supply chain, an extension of the Environmental Management System of Technology and Operations, ground pollution, management of telephone poles; work on the projects begun earlier has continued.

The intranet site of the Project is regularly updated with the aim of better disseminating the substance of the initiatives; in addition, a section has been created that is dedicated to employees’ queries on environmental issues.

—	Environmental Management Systems and Integrated Systems

Telecom Italia is encouraging the adoption of Environmental Management Systems (EMS) within the Companies of the Group as a way of ensuring the effective direction of environmental matters, from the standpoint of continuous improvement.

In April, the project dealing with the implementation of an Integrated Environmental Management and Safety System in two call centres (Naples and Rome) was completed.

In addition, a feasibility study into the establishment of an EMS in TIM Brasil was begun.

—	Waste Management

The differentiated disposal of waste produced in offices has been extended to 19 premises with fewer than 100 employees. In addition, in four sites (Turin, Rome, Naples and Palermo) trials have been conducted on a new way of collecting paper through waste bins placed in rooms as well as corridors.

Regarding the regulations on the transport of dangerous materials by road, a training programme has been rolled out to increase the number of people involved in the process of checking the collection of refuse by the carriers.

Concerning Waste Electrical and Electronic Equipment (WEEE) Telecom Italia, in anticipation of the issuing of enforcement order of Legislative Decree 151/05, has laid down the method of overall management of the process and has adhered to the consortium specialised in the management of end-of life equipment.

—	Mobility Management

The project is aimed at reducing the environmental impact of commuting between home and work and contributing to the improvement of the quality of life of employees in those Italian cities that have the greatest urban traffic and a high level of atmospheric pollution (Rome, Milan, Bologna, Naples, Turin, Florence, Venice, Padua and Palermo).

The project envisages the following actions:

•	analysis of the methods of reaching the office by different means of transport;

•	inquiries, through interviews, into the commuting habits of employees;

•	the creation of a database, through an online survey, charting the duration and methods of commuting;

•	identifying areas for improvement and providing mobility management solutions for each company branch;

•	effecting the solution best adapted to the needs and particular situation of each individual company office.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

The first three phases of the project have been completed in the cities of Rome, Milan, Naples, Bologna and Turin. The project has raised considerable interest, as is shown by the rate of participation in the online survey, equivalent to 58% of the personnel concerned.

For the city of Rome, an additional pilot project is planned on the management of the company fleet and business trips.

—	Energy

Telecom Italia’s commitment to energy efficiency and the use of alternative energy sources has been maintained.

The theme of energy efficiency is enshrined in numerous projects, such as, for example: the modernisation of low-output power stations2, the introduction of more energy efficient conditioning systems, the remote monitoring of energy consumption in certain Radio Base Stations.

Furthermore, a co-generation plant has come into operation at the Pomezia Data Centre. The plant is able to produce around 25 GWh/year and, by recovering the heat produced by the endothermic engines, it is possible to keep the temperature inside the system rooms under control without additional energy consumption (it’s estimated that to produce refrigerated water for the purpose would mean the consumption of electricity equivalent to around 8GWh).

In the sphere of initiatives on conditioning with reduced energy consumption, free cooling systems of various types have been adopted, among them geothermic air conditioning and those integrated with group refrigeration by absorption, fed with hot water from solar panels.

—	Environmental audits

In the first six months of 2008, 12 environmental audits were conducted into the company’s operations or on suppliers whose activities have potential impact on the environment. Two pilot integrated audits were conducted, in the areas of safety and the environment, on companies involved in the development of the network infrastructure.

In addition, a training programme has been planned aimed at reinforcing the skills of personnell assigned to the management of integrated audits.

—	Education, training and information

The online information campaign has continued, aimed at all staff, informing them of initiatives in the environmental field, such as, for example, the celebration of World Environment Day, the start of trials of differentiated waste paper collection and the survey on home-work commuting.

In the first six months, articles of general interest illustrating the efforts made and the future direction have been published on the website of Project Environment. Among the issues covered are: the links between business and the environment, Project Environment, energy saving and renewable energy sources, the life cycle assessment, the Environmental Management System, the reduction of emissions, mobility management.

In the area of environmental information directed outside the company, MTV, the Media Company of the Group, has undertaken several initiatives, including:

•	an initiative entirely dedicated to the environment in which videos on the subject and the “No Excuse 2015” specials were transmitted on the occasion of World Environment Day;

•	a special on the differentiated collection and recycling of paper and cardboard to demonstrate its usefulness notwithstanding the contradictions and the present imperfections of the process.

[2]	By means of the installation of an inverter that gives a higher output in the conversion of AC current.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

COMMUNITY

Some of the most important community initiatives follow. Activities are subdivided according to the London Benchmarking Group (LBG) model, the standard worldwide reference for measuring contributions to the community.

—	Level 1 - Charity

SMS and phone calls for civic solidarity

Among almost 50 fund-raising initiatives in the first half of 2008 supported by means of sending SMS and telephone calls were:

•	the “Oasis Day” project, promoted by the WWF;

•	the fund-raiser “Azaleas for Research” in favour of the Italian Association for Cancer Research;

•	the “Match of the Heart, Humanity Without Borders”, for the ONLUS Fondazione Parco della Mistica.

—	Level 2 – Community investments

Sou Ligado!

Begun in 2004, in partnership with the brazilian non-governmental organisation, Visão Mundial, the “Sou Ligado!” (I am connected!) project allows small and medium enterprises to use the mobile phone service to develop their businesses with the aid of ICT technology.

As had been initially planned, in 2007 and 2008, the project was self-financing through the micro-credit facility and the Group did not advance further financial resources to the initiative, whose management has been completely passed on to Visão Mundial.

Music in schools

Born out of the collaboration between the Group’s mobile companies in Latin America and the Brazilian government, the project kicked off in 2003 with the aim of promoting, through musical education, the social inclusion of young children and adolescents who live in at-risk situations in 13 cities in Brazil. During the music courses, notions of civic responsibility and peaceful co-existence are disseminated. In addition, in many cases, the musical knowledge acquired has led to a real chance at a profession.

Up to now, 20,540 students from 62 public schools have benefited from the project.

—	Level 3 – Initiatives in the community

Schools on the network

Sponsored by the Ministry of Public Instruction, every year this Telecom Italia initiative brings together 390 Rome lower middle school classes. The aim of the project is to familiarise the students with the correct and responsible use of the cell-phone through lessons in the classroom, visits to the National Supervisory Centre of the mobile network and a themed drawing competition, crowned in January 2008 with the exhibition of the winning design in the TIM showrooms in Rome and Milan.

—	Business Basics

MyVirtual Rehabilitation

This is a virtual reality system for the treatment of motor deficiency syndrome of the upper and lower limbs. The therapist designs a course of exercises for the patient to follow with the aid of certain sensors applied to the affected limb. The sensors, linked to a system that reproduces on a screen a bright, pleasurable, virtual environment, guide the patient in the correct execution of the movements. The system assigns points for the execution of the exercise, which gives the patient an incentive and, at the same time, provides useful information to the therapist on the progress achieved.

The therapy can even be conducted remotely, at outside centres other than the hospital, or at home. An associated video-conferencing system allows communication between patient and therapist.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	Research and development

Telecom Italia Lab

TILab is the Department whose remit is the supervision of technological innovation for the Group, scouting for new technologies and engineering operations for services and network platforms. Its operations are therefore targeted at the research, assessment, development and testing of emerging technologies and rolling them out in the field, as well as scouting for new core technologies, in order to increase the efficiency of the networks and systems, not least network platforms, services and architecture.

The technological innovation of Telecom Italia Group is also the outcome of strategic partnerships with the main producers of telecommunications equipment and systems and with Research Centres of excellence at the most highly qualified national and international academic institutions (Turin and Milan Polytechnics, Berkley University, MIT). In this sphere, in the first six months of 2008, 15 new contracts were concluded with as many universities, covering research into various types of technology, encryption algorithms, services concepts, new paradigms of communication.

As in the past, opportunities to generate competitive advantages and create market value for Telecom Italia Group have been pursued through the strategic management of the relationship among research, Intellectual Property Rights (IPR) and business, aimed at the development of the company’s assets in patents rights; in this context, placing greater attention on the quality of the patents rather than their quantity, in the first six months of 2008, 11 new applications for patent were registered (15 in the first six months of 2007).

Scrolling through the various technological areas across which TILab’s innovative operations range, reveals the areas of mobile access and fixed access, terminals and the home network, transport, control and tiers of services.

In the course of the first six months of 2008, in the field of mobile phone access, solutions were developed based on femtocell, which is an innovative way of making radio access possible, based on an high number of cells, extremely reduced in size. Experimental and testing operations have been conducted to back up participation in the competition for the award of Wi-Max licences.

In the sphere of the evolution of the converging Network architectures and of the diffusion of broadband, work has been conducted on the determination of likely solutions to support the evolution of optical access under the various scenarios available in the coming years with fibre terminals in buildings, in the cabinet or in home of the client.

The innovation of the Home Network and Terminals for the Digital Home Always-on Broadband, has witnessed the development of Media Sharing solutions on Home Network through the technology of DNLA and Open IPTV Forum, set top boxes for high quality Videocommunications and combinational services. In this context, great importance has also been placed on Eco-compatibility solutions in terms of the energy specifications of the connected home and of the prerequisites of environmental compatibility of the terminals.

In the sphere of the development of services based on content and applications, the development of innovations for specific groups of clients has continued. In particular:

•

the e-tourism solutions have been upgraded with a solution that allows access to and visualisation of the tourist portal in a dynamic way, based on the profile of the terminal used. Furthermore, provision has been enriched with Web2.0 functionality in the generation and contextualised sharing of photos and video, with the integration of the eTourism platform (Virtual Cicero) and the management of points of tourist interest (Teamlife). These innovative platforms were tried out for the first time in an integrated version on the occasion of the Venice Carnival 2008.

•	Preparations have been made for the first trials of solutions based on Mobile Payment’s “SIM tool kit” (based on SMS).

•

The new approach of the TIM service has been developed, providing the inclusion of all services within the native contacts list of the telephone, allowing the client to see immediately and directly from the list which services are available.

•

The TIM SKY Mobile TV/Radio has been launched allowing the client to enjoy 10 SKY channels and 25 radio stations for 2G and 3G users, with the conversion of the radio/TV channels from “ON AIR” DVB broadcast on IP format to 3GPP on IP.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

•	Preparations have been made for the evolution of high quality videocommunication by ADSL 2+ and NGN 2 access, with the evolution of the graphic interface and the improvement of its usability.

•

The first steps have been taken towards a new Broadband television with the launch of Yalp (www.yalp.it) the first “Community TV” on the Internet which offers surfers the possibility to create, publish and share their own television channel with professional video and soon with content generated by clients.

•

New Alice for business solutions have been developed which, on one broadband connection for voice and data, is controlled from a single centre accessible via a single apparatus sharing an integrated LAN structure.

•	Preparations have been made for a demonstrator version of the system of monitoring consumption in the domestic environment by means of a videophone using intelligent sockets (Energy@Home).

On the international level, TILab has pledged a substantial commitment to the task of standardisation, through which future solutions will be made possible, influencing the manufacturers’ roadmap. Among the highlights of results achieved in this context to which TILab has made an important contribution, it is worth mentioning:

•	the completion of the architecture of the mobile network 3GPP “Evolved Packet System” Release 8;

•	the completion of the specifications of fixed NGA (TISPAN Release 2) regarding control aspects (IPTV, corporate networks, authentication and security, QoS and Access);

•	the publication of the specification of the Home Gateway (Residential Profile) by Forum HGI;

•

the publication by OMA (Open Mobile Alliance) of the specification of the Smart Card Web Server, a technology which allows access to the operator services present on the smart card through a browser installed on mobile terminals;

•

the start in March 2008, on the initiative of Telecom Italia, of the Energy Efficiency Inter Operator Collaboration Group, a working party constituted to date by 18 of the principle global TLC Operators with the aim of maximising energy efficiency in the telecommunications sector, interceding on standards and proposing actions to suppliers.

Olivetti Group

The Olivetti Group devotes a significant share of its resources to the technological Research and Development sector. In its research centres in Italy and abroad, it employs more than 200 people, equal to more than 16% of its entire workforce.

In the course of the first six months of 2008, Olivetti’s research centres worked on the development of products and terminals for automating counters and on ink-jet technology.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

HUMAN RESOURCES

—	Headcount and changes in the Telecom Italia Group

	Changes in the period
Headcount at December 31, 2007 (*)	Hired	Terminated	Decrease of leased personnel	Changes in report scope	Total change	Headcount at June 30, 2008 (*)
83,429	3,044	-3,084	-100	-1,489	-1,629	81,800

(*)

Including discontinued operations/non-current assets held for sale (1,360 personnel at December 31, 2007 and 1,292 personnel at June 30, 2008) and leased personnel (1,969 people at December 31, 2007 and 1,861 people at June 30, 2008).

Headcount as of June 30, 2008 was 81,800.

The decrease of 1,629 people as compared to December 31, 2007, is due to:

-	the exclusion of Entel Bolivia from the scope of this report (-1,475 people) and the sale of the “On Air” company branch by MTV Italia (-14 people);

-

the hiring of 3,044 people (196 of whom were for discontinued operations) and 3,084 people leaving (272 of whom were engaged in discontinued operations), added to which there was a decrease of 100 leased personnel.

—	Development

The process of Performance Evaluation compared to the 2007 results has been completed with the assessment of the performance of more than 47,000 personnel including the recipients of MBO.

The Management Review involving around 2,300 managers (the Group’s senior managers and middle managers) has been completed. The evaluation campaign has facilitated the gathering of accurate information on the individual profiles of the management team and the acquisition of useful aids in making ever better choices in terms of “Succession management” and of organisational and managerial development.

Finally, the Knowledge Review identifying professionals with key know-how in achieving business objectives has been completed.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	Recruiting

Collaboration with the Turin Polytechnic is continuing on the second edition of a Master’s degree entirely financed by the Group designed to encourage training in network and services innovation for 11 young engineering graduates.

Two Master’s degrees created by TILS and financed with the Group’s no. 40 Study Bursary are also underway. The Master’s degrees cover the subjects “Networking for Enterprise and Career – NE&C” and “Information and Communication Security – ICS”.

The Group’s contribution to youth training is also evident in the participation of many managers in University courses and Master’s degrees, as well as the tutoring of internal trainees, students and undergraduates.

The employer awareness drive has continued through participation at relevant events in certain Italian Universities.

The Group has taken part in the international programme, UNITECH, as a Corporate Partner together with the main European Universities of Technology and the biggest international companies in the ICT sector.

—	Training

In the Telecom Italia Group, training activities delivered in the first six months of 2008 amount to around 960,000 hours for Italia personnel (in classrooms, on-line, on-the-job training) as the following table shows, and around 12 million euros in direct costs, excluding the labour cost and travel expenses. A full 53% of the Group’s personnel have participated in at least one training session.

HOURS AND PARTICIPANTS BY PROFESSIONAL CATEGORY

Activities fall into two areas: the first concerning cross-Group projects, the second in training aimed at ensuring business effectiveness.

Cross-Group projects

Following on from 2007, training sessions have been conducted on effective conduct and on ICT scenarios for senior managers, middle managers and levels 6 and 7, which were designed to reinforce a widespread, uniform managerial culture.

The “Bridge the Gap” Project, begun in 2007, has involved top managers in high-level training initiatives, such as participation in seminars at International Business Schools and Learning Tours.

With the specific initiative of the MAKTEL masters (Marketing Actionable Knowledge Through Experiential Learning), the “Market Academy” has been launched which envisages a combination of targeted actions to make Telecom Italia a centre of excellence not only in technological expertise but also in marketing.

The training Plan 2008 on the Sarbanes Oxley Act – 404 has been launched, aimed at updating awareness on the implementation required by the SOA and on obligations arising from law 262/2005.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

Training to ensure business effectiveness

This type of training, aimed at consolidating and developing professional competence, has involved an update on technological innovation and the upgrading of proficiency specific to the Customer Care and Sales profiles.

—	Internal communications

Listening activities and projects

In May 2008, a survey was launched on the internal climate – Group Photo – which periodically involves all company personnel. Participation was 63.2% in Italy (72% in 2006), 79.71% in Germany (61.4% in 2006) and 60.09% in Brazil (82.5% in 2006).

On a scale of 1 to 10 (a score of 10 meant completely satisfied), the overall satisfaction level in Italy was 6.35 (in 2006 it was 6.21), in Germany, it was 5.8 (in 2006 it was 6.64), in Brazil, it was 7.36 (in 2006 it was 4.17 on a scale of 1 to 5).

Company information and Media

•	noi.magazine: the first edition of 2008 was published;

•	noi.flash: two editions of the newsletter were produced;

•	agenda noi.2008: 3 editions in the main languages of the Group were produced;

•	Web TV: noi.tv, a multimedia, multiplatform channel was launched.

Integration activities and projects

•	To encourage integration and awareness within the company and of the business, the Discover-TI project was launched and has involved 1,300 colleagues among senior managers and middle managers.

•	A day of discussion on innovation was held for senior managers and middle managers from Technology and Operations, with the participation of experts from multinational companies.

•	The first edition of Business Appointments was held for 300 managers from Mobile Services Management.

•	Eight meetings with the Management were held across the entire country and involved senior managers and middle managers from Domestic Fixed Services management.

Activities and projects involving employees

•	The literary initiative, Publish a Story in noi.magazine, was launched with more than 700 stories submitted and the awarding of prizes for the 4 winners.

—	Welfare development

The summer programme for children has been broadened with two trips dedicated to football, including themed trips on how to do sports, on studying English and traditional summer trips to tourist destinations.

The Time Saving Services for employees (personal assistance, laundry, cobblers, wellbeing areas) have been improved.

To the seven nursery schools already in existence, two new ones have been added in Rome and Catanzaro, where work has recently been completed.

Finally, “Children’s Day” was held again this year in May: employees’ children aged a maximum of 12 years visited their parents’ workplace. In 41 offices, parties were organised with cartoons, snacks and the handing out of little gifts, with around 6,000 children taking part.

—	Health and safety protection

The initiatives described below concern the Group’s activities in Italy.

Research into Well-being in the call centres: preliminary tasks have been underway into the launch of new surveys involving operators in the call centre. The adaptation of “well-being in the call centres” as indicated in the Company/Unions agreement, signed in May 2008, in respect of the large-scale improvement areas

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

that were identified. One outcome of that agreement has been comparisons made with outside Bodies, as well as the necessary meetings at the national level with other interested parties (Representatives of Workers for Safety, the Joint Environmental Committee). Furthermore, the ergonomic/environmental campaign dedicated to the company’s call centres (around 140 sites) has been completed.

Evaluation of exposure to natural radioactivity: the three-yearly campaign to detect natural radioactivity in the relevant company sites has continued. The operation has involved around 50% of more than 1,700 company sites scheduled in 2008.

Risk Assessment Dossier Update: the updating of Telecom Italia’s Risk Assessment Dossier. and those of companies run by Telecom Italia’s Service of Prevention, Protection and the Environment (SPPA) has continued (24 new Telecom Italia departments have been updated).

Training: the SPPA has provided more than 50,000 hours of training on matters relating to safety at work and the protection of the environment. The “Drive Safely” campaign has also continued with the creation of 12 editions of an educational/training course (432 employees taking part).

Project Site Sharing; unified procedures for managing safety-at-work issues in shared Radio Base stations have been completed, in agreement with Vodafone.

—	Industrial relations

Given the expiry (December 31, 2007) of the agreement on the Productivity Bonus for Telecom Italia S.p.A. personnel stipulated on June 5, 2007, the Company signed, on May 14, 2008, along with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU, and on May 15, 2008, with UGL Telecommunications, an agreement that validates the new Productivity Bonus up until December 31, 2011.

The amount of the Bonus, distributed every six months, is made up of 70% based on the company’s economic performance (EBITDA) and the remaining 30% on the level of customer satisfaction, and it envisions an annual distribution at the fifth level of the scale, until 100% of the target is reached, equal to 2,870 euros.

In addition, negotiations are underway with the Trade Union Organisations to define a third parameter of quality/productivity, graded for large-scale organisational areas, which will be introduced from January 1, 2009.

The union agreement on the Productivity Bonus of Telecom Italia S.p.A. has been extended to Elettra Tlc S.p.A., IT Telecom S.r.l., Path.Net S.p.A., Telecom Italia Audit and Compliance Services S.c.a.r.l.. These agreements have been reached in the wider context of the company’s negotiations that have also witnessed the signing of the renewal of the company’s regulations of reconciliation with the collective National Work Contract.

It should be noted that the agreement on the second level of negotiations of Telecom Italia S.p.A. has been extended to IT Telecom S.r.l., Path.Net S.p.A., Telecom Italia Audit and Compliance Services S.c.a.r.l..

At the end of a wide phase of discussions within the joint Company-Union Commission, on May 14, 2008 an agreement was reached with SLC-CGIL, FISTEL-CISL, UILCOM-UIL and the National Coordinating Committee of the RSU on the subject of well-being in the call centres. On May 15, 2008, the understanding was also signed by UGL Telecommunications.

On June 18, 2008, the understanding on the renewal of the Productivity Bonus and the second level of negotiation for Telecom Italia Sparkle S.p.A. were signed with SLC-CGIL, FISTEL-CISL, UILCOM-UIL, UGL Telecommunications and the RSU.

Finally, on June 30, the mobility procedure ex-lege 223/1991 regarding a total of 5,000 workers distributed across the whole country was begun.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

—	Stock Options

Stock options have been used within the Telecom Group in order to retain and give incentives to members of management in the long term.

At June 30, 2008, the Group’s existing stock option Plans were related to options entitling to the subscription of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. shares.

In the first six months of 2008:

•	the period for exercising the following options expired:

•	the first batch of Telecom Italia’s Stock Option 2002 Plan;

•	the first batch of Telecom Italia’s Stock Option 2002 Top Plan;

•	the first batch of Telecom Italia’s Stock Option 2003-2005 Plan;

•	all batches of Telecom Italia Media’s Stock Option Key People Plan.

•	the exercising of options of Plans in operation was suspended during the Shareholders’ Meetings in accordance with the relevant Regulations:

•	for the Telecom Italia options from March 31, 2008, to April 18, 2008;

•	for the Telecom Italia Media options from March 27, 2008, to April 12, 2008.

In addition, a new stock option plan has been initiated by Telecom Italia S.p.A., approved by the Shareholders’ Meeting on April 14, 200, the implementation of which was considered by the Board of Directors in the meeting of April 15, 2008.

The Plan is reserved to the Top Executives of the Company and consists in granting options to acquire ordinary shares in Telecom Italia S.p.A., up to 3,000,000 for the President and 8,400,000 for the Managing Director, at the price of euro 1.95. The Plan envisages the maturation of the right of acquisition of shares in the course of three years from their being assigned, an exercise-of-option period of three years’ duration and, for 25% of the options, the ability to exercise the option is based on the relative performance of Telecom Italia’s Total Shareholder Return measured against the 10 main companies of the DJ STOXX TLC index.

The essential points in Telecom Italia and Telecom Italia Media’s stock option plans are comprehensively covered in the Note “Telecom Italia Group’s stock option Plans” in the Six-monthly Report.

HALF-YEARLY FINANCIAL REPORT AT JUNE 30, 2008	TELECOM ITALIA GROUP

SHAREHOLDERS

—	Financial reporting

In the course of the first half of 2008, the most important financial reporting event was the annual meeting with the stock market that was held in Milan on March 7th. During this meeting, Telecom Italia detailed the Group’s strategies and objectives for 2008 and the three-year period, 2008-2010.

In the first six months of 2008, the company organised more than 100 formal meetings with the market (financial analysts, institutional and individual investors) consisting of conference calls, road shows and participation in telecommunications sector conferences, in addition to regular contacts through face-to-face meetings and telephone conversations.

Of particular importance was the financial reporting aimed at investors with a specific focus on Socially Responsible Investing (SRI), conducted in concert with the Group Sustainability department. In their choice of investments, SRI investors favour those companies that can demonstrate that they pay particular attention to ethical, social and environmental issues, without detriment to economic considerations. One road show was aimed specifically at these investors and was put on in Paris and Frankfurt.

With regard to the relationship with individual shareholders (retail) who thus far represent, as sole possessors of ordinary shares, nearly 700,000 investors, Telecom Italia’s strategy is aimed at widening the channels of financial reporting, in such a way as to respond in an effective manner to the ever-growing requests for information and speedy updates on the Group.

A key tool in this strategy is the shareholders’ Club “TI Alw@ys ON” (www.telecomitaliaclub.it), a virtual meeting place for the company and its individual investors with more than 9,000 members. Admission to the club allows free access to certain economic-financial information services, among which are: monthly and three-monthly newsletters, weekly stock market reports, SMS and email alerts.

An electronic postal address is dedicated to all shareholders, investitori.individuali@telecomitalia.it, which regularly deals with requests for clarification on the performance of Telecom Italia shares on the stock market and other indicators of various types.

REPORT ON CORPORATE GOVERNANCE - HALF-YEARLY UPDATE	TELECOM ITALIA GROUP

●	REPORT ON CORPORATE GOVERNANCE – HALF-YEARLY UPDATE

The aim of the half-yearly update of Telecom Italia’s Report on Corporate Governance is to provide information on the changes and additions made to the Company’s system of corporate governance compared with that described in detail in the Corporate Governance section of the Annual Report for 2007.

1. In view of the expiry of the mandate of the Board of Directors appointed on April 16, 2007, the shareholders’ meeting convened on April 14, 2008 was invited to adopt the consequent resolutions.

As a first step, the meeting established the number of members of the Board of Directors at 15 and the duration of the mandate at three financial years (i.e. until the meeting convened to approve the annual financial statements for the year ending December 31, 2010)

The meeting then elected the new Board using the slate system. Slates were presented by the following shareholders: Telco S.p.A., Findim Group S.A. and Arca SGR S.p.A. (the latter jointly with other asset management companies).

The results of the votes in the meeting are shown below:

	Number of votes		% of the capital represented in the meeting	% of all the shares entitled to vote
IN FAVOUR OF SLATE 1 (1)	3,588,317,001	(*)	67.92	26.82
IN FAVOUR OF SLATE 2 (2)	385,290,381		7.29	2.88
IN FAVOUR OF SLATE 3 (3)	670,887,342		12.70	5.01
OPPOSED TO ALL THE SLATE S	377,348,506		7.14	2.82
ABSTAINED/DID NOT VOTE	261,528,396		4.95	1.95

(1)	Slate presented by Telco S.p.A.

(2)

Slate presented by: Arca SGR S.p.A., UBI Pramerica SGR S.p.A., BNP Paribas Asset Management SGR S.p.A., Monte Paschi Asset Management SGR S.p.A., Eurizon Investimenti SGR S.p.A., Pioneer Investment Management SGR p.A., Pioneer Asset Management S.A., Eurizon Capital SGR S.p.A., Eurizon Capital S.A., Fideuram Investimenti SGR S.p.A., Fideuram Gestions S.A., and Interfund Sicav)

(3)	Slate presented by Findim Group S.A.

(*)	of which 3,278,702,623 expressed by Telco S.p.A.

The following directors were accordingly elected from the Teleco slate: Cesar Alierta Izuel, Tarak Ben Ammar, Franco Bernabè, Elio Cosimo Catania, Jean Paul Fitoussi, Gabriele Galateri di Genola, Berardino Libonati, Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Gianni Mion and Renato Pagliaro. In addition, Paolo Baratta and Roland Berger were elected from the Findim slate and Luigi Zingales from the Arca SGR slate.

As in the past, the CVs of the directors are available on the Company’s website. On the basis of these documents and/or the declarations deposited at the Company together with the slates, Paolo Baratta, Roland Berger, Elio Cosimo Catania, Jean Paul Fitoussi and Luigi Zingales meet the requirements for independent directors set out in the Consolidated Law on Finance and Borsa Italiana’s Corporate Governance Code which the Company’s Self-Regulatory Code takes over entirely in this respect.

In its meeting on April 15, 2008 the Board of Directors verified that the individual directors satisfied the relevant requirements and that the Board as a whole satisfied the composition requirements (at least two directors satisfying the independence requirements laid down by law for the members of the Board of Statutory Auditors).

On the same occasion the Board of Directors took note of the confirmation of the undertaking by the directors César Alierta Izuel and Julio Linares López with regard to matters concerning the Brazilian telecommunications market and markets marked by conditions analogous to those prevailing in Brazil. Accordingly, these two directors will not participate in either the discussion or the vote – in the Board of Directors or the Executive Committee (see below) – on proposals or matters concerning the activity of Telecom Italia and its subsidiaries in the Brazilian and Argentinian telecommunications markets.

2. On April 15, 2008 the Board of Directors appointed Gabriele Galateri di Genola as Chairman and Franco Bernabè as CEO.

REPORT ON CORPORATE GOVERNANCE - HALF-YEARLY UPDATE	TELECOM ITALIA GROUP

The Chairman – in addition to legal representation of the Company – was entrusted with:

•	supervising the drawing up of strategic, business and financial plans, and their implementation and development;

•	supervising the specification of the organizational arrangements;

•	supervising the operating results and financial condition; and

•	overseeing the examination and definition of the guidelines for the internal control system.

The CEO – in addition to legal representation of the Company and all the powers, to be exercised with a single signature, needed to carry out all the acts involved in the Company’s activities, with no exceptions – was entrusted with responsibility for the overall governance of the Company and the Group and, in particular, with:

•	responsibility for drawing up and submitting strategic, business and financial plans to the Board of Directors and for their subsequent implementation and development;

•	responsibility for specifying the organizational arrangements;

•	all the organizational responsibilities involved in ensuring the operation and growth of the business, by coordinating the organizational aspects not entrusted to the Chairman;

•	responsibility as “employer” for workers’ health and security at the workplace in relation to the entire configuration of the Company;

•	responsibility for the handling of data in the light of the laws and regulations governing privacy.

3. In its meeting on April 15, 2008 the Board of Directors made the necessary changes to the Company’s Self-Regulatory Code and created the following board committees:

•

an Executive Committee charged with monitoring the performance of operations, approving the executive directors’ proposals for macro organizational arrangements, submitting opinions to the Board on the budget and strategic, business and financial plans and performing any other tasks delegated by the Board of Directors. The Committee comprises Gabriele Galateri di Genola and Franco Bernabè (executive directors), Roland Berger (independent director) and Julio Linares Lopez, Gaetano Miccichè, Aldo Minucci, Gianni Mion and Renato Pagliaro (non-executive directors) and is chaired by the Chairman of the Board, Gabriele Galateri di Genola;

•

an Internal Control and Corporate Governance Committee made up of non-executive directors, of whom the majority must be independent, and at least one must be chosen from a minority slate and another have adequate know-how in the fields of accounting and finance. At present the Committee comprises Paolo Baratta (independent director elected from a minority slate), Jean Paul Fitoussi and Elio Cosimo Catania (independent directors), and Aldo Minucci (non-executive director). The Committee has appointed Paolo Baratta as its Chairman.

•

a Nomination and Remuneration Committee entrusted, in addition to the duties of the earlier Remuneration Committee, with the task (previously performed by the Internal Control and Corporate Governance Committee) of proposing candidates when independent directors have to be replaced. The Committee must be made up of non-executive directors, of whom the majority must be independent, and at least one chosen from a minority slate. At present the Committee comprises Elio Cosimo Catania (independent director), Luigi Zingales (independent director elected from a minority slate) and Berardino Libonati (non-executive director). The Committee is chaired by Elio Catania.

4. In Telecom Italia the Supervisory Panel set up pursuant to and for the purposes of Article 6 of Legislative Decree 231/2001 remains in office until the expiry of the Board of Directors that appointed it and is made up of a member of the Internal Control and Corporate Governance Committee, a statutory auditor and the person representing vis-à-vis Telecom Italia the consortium company Telecom Italia Audit and Compliance Services s.c.a.r.l., which is charged with the Company’s internal audit function. In its meeting on April 15, 2008 the Board of Directors confirmed this arrangement. In order to allow the panel to continue its work without a break, the Board of Directors also confirmed the composition of the panel: Ferdinando Superti Furga (statutory auditor), Paolo Baratta (director) and Federico Maurizio D’Andrea (Chairman of Telecom Italia Audit and Compliance Services).

REPORT ON CORPORATE GOVERNANCE - HALF-YEARLY UPDATE	TELECOM ITALIA GROUP

5. Pursuant to the first paragraph of Article 2389 of the Civil Code, the shareholders’ meeting held on April 14, 2008 fixed a limit of euro 2,200,000 for the total annual remuneration of the Board of Directors.

The Board subsequently divided this amount as follows:

•	euro 110,000 to be paid to each director in office;

•	an additional euro 35,000 to be paid to each member of the Executive Committee;

•	an additional euro 45,000 to be paid to each member of the Internal Control and Corporate Governance Committee;

•	an additional euro 20,000 to be paid to each member of the Nomination and Remuneration Committee;

•	an additional euro 20,000 to be paid to the director appointed to the Supervisory Panel set up under Legislative Decree 231/2001.

As regards the Chairman and the CEO, the Board of Directors confirmed the pay packages established by the previous Board and described in detail in the Corporate Governance Report for 2007. The stock options provided for in the plan approved by the shareholders’ meeting held on April 14, 2008 have also been awarded: 3,000,000 to the Chairman and 8,400,000 to the CEO. A detailed description of the plan can be found in the information document published pursuant to Article 84-bis of Consob Regulation 11971/1999 on issuers.

6. The Company’s internal organization also saw the Board of Directors meeting on August 8, 2008 ratify the choice of the independent directors to appoint Paolo Baratta as the Lead Independent Director, the position created in Telecom Italia in 2004 to provide a point of reference and coordination for the needs and inputs of the independent directors.

7. The shareholders’ meeting held on April 14, 2008 approved some “fine tuning” amendments to the Company’s bylaws that mainly concerned the Board of Directors and the Board of Statutory Auditors.

The first amendment made to Article 9 of the bylaws reduced the maximum number of directors from 23 to 19 (paragraph 1). The amendments that followed inserted suitable reminders of the need to comply with the applicable laws and regulations in the part of the procedure for electing the Board of Directors that precedes the shareholders’ meeting (paragraphs 2 and 9(b)), while at the same time aligning the bylaw mechanisms with the rules laid down by Consob for the election of the Board of Statutory Auditors. For this body it is worth recalling that the applicable regulatory provisions were incorporated into the bylaws with a resolution adopted by the Board of Directors on July 24, 2007, since in that case the alignment with the new legislation was mandatory.

For the Board of Directors, the procedures for publishing the slates of candidates were simplified by eliminating their publication in daily newspapers at shareholders’ expense (paragraph 4); at the same time the difference between the time limit for filing slates and that for demonstrating ownership of the shares needed to legitimate the filing was eliminated (paragraph 6).

As regards the Board of Statutory Auditors (Article 17 of the bylaws), the number of alternates was increased to four, of whom two are to be chosen from the so-called Majority Slate and two from the so-called Minority Slates. The amendment serves to facilitate compliance with the principle of the necessary representation of minorities in the event of a Statutory Auditor chosen from the Minority Slates ceasing to perform the function by allowing the shareholders’ meeting to “confirm” the alternate chosen from the same slates. The change in the number of alternates (paragraph 1) impinges on the procedures of the slate voting system (paragraph 10) and on the mechanisms for the selection of the alternate for replacement purposes (according to age) pursuant to Article 2401 of the Civil Code (paragraph 13).

Lastly, Article 18.1 of the bylaws was eliminated since it was incompatible with a new provision of the Consolidated Law on Finance (Article 154-ter, which makes it obligatory for issuers to approve their annual financial statements and publish their annual report within 120 days of the close of their fiscal year). None of the above-mentioned amendments will result in dissenting shareholders being entitled to withdraw.

8. As noted in the Corporate Governance Report for 2007, the internal rules for related party transactions were revised by the Board of Directors in its meeting on March 6, 2008 with the introduction of a more comprehensive set of procedures. The new rules, fully effective as of July 7, 2008, diversify the decision-making roles and responsibilities according to the type of activity in question (whether or not deemed to be part of the ordinary course of business) and the manner of determining the relationships with related

REPORT ON CORPORATE GOVERNANCE - HALF-YEARLY UPDATE	TELECOM ITALIA GROUP

parties (distinguishing between unalterable “other-directed” conditions, competitive procedures, and benchmarking procedures for ascertaining their “market” comparability).

To encourage the correct application of the new rules, guidelines have been drawn up that eligible users can consult via the Internet/intranet to verify the nature of the relationship with Telecom Italia and the applicable authorization procedure and, once the transaction has been completed, to ensure the transmission of the information needed for the preparation of periodic reports.

9. Subsequent to the Board of Directors’ initial adoption (March 6, 2008) of the plan to bring the Company into line with the listing conditions established in Article 36 of the Consob Regulation on markets for Italian issuers controlling companies set up in and subject to the laws of non-EU countries (effective as of November 16, 2008), the regulatory framework was significantly altered, with effect from July 1, 2008, by Consob Resolution no. 16530 of June 25, 2008.

Telecom Italia took note of the changes to the regulations and the change in the scope of the provisions and amended its alignment plan accordingly.

In view of the intervening changes, to comply with Consob’s prescriptions it will basically be sufficient to supplement the pre-shareholders’ meeting financial report disclosures with the deposit of the so-called reporting packages (consisting of the balance sheet and income statement) received from the main companies alone (currently Tim Brasil Serviços e Participações S.A., Tim Celular S.A., Tim Nordeste S.A., Tim Participações S.A.) and a declaration by these companies when the documents are transmitted to the parent company attesting that they have provided its auditor with the information needed to carry out the audit of its accounts. The checks already started on the system of internal controls on financial reporting of the Group’s non-EU subsidiaries will continue and the opportunity will be taken to determine the need for improvements.

10. At June 30, 2008 Telco S.p.A. was the largest Telecom Italia shareholder with a holding equal to 23.59% of the ordinary share capital. In turn Telco is owned by Intesa San Paolo S.p.A. (10.6%), Mediobanca S.p.A. (10.6%), Sintonia S.A. (8.4%), companies belonging to the Generali Group (28.1%) and Telefónica S.A. (42.3%).

At the same date, on the basis of the shareholders’ register, notifications to Consob and the Company pursuant to Article 120 of Legislative Decree 58/1998 and other information, there were the following significant holdings of Telecom Italia’s ordinary share capital:

Declarant	Type of holding	% of the ordinary share capital	% of the voting share capital
Telco S.p.A.	Direct	24.503%	24.50	3%
Findim Group S.A.	Direct	4.451%	4.45	1%

At June 30, 2008 the following had also declared their ownership of Telecom Italia ordinary shares in their capacity of asset management companies:

•	Brandes Investment Partners, LP, for a total of 545,945,668 ordinary shares, corresponding to 4.080% of Telecom Italia’s total ordinary share capital, held directly;

•

Barclays Global Investors UK Holdings Ltd., for a total of 272,766,107 ordinary shares, corresponding to 2.038% of Telecom Italia’s total ordinary share capital, held indirectly through Barclays Global Investors NA (0.819%), Barclays Global Investors Ltd. (0.611%), Barclays Global Fund Advisors (0.366%) and Barclays Global Investors (Deutschland) AG (0.242%).

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

TELECOM ITALIA GROUP

HALF-YEARLY CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

AT JUNE 30, 2008

The Half-yearly condensed consolidated financial statements at June 30, 2008 have been translated from those issued in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Contents

CONSOLIDATED BALANCE SHEETS		76

CONSOLIDATED INCOME STATEMENTS		78

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY		79

CONSOLIDATED CASH FLOW STATEMENTS		80

NOTE 1 –	FORM AND CONTENT AND OTHER GENERAL INFORMATION	82

NOTE 2 –	ACCOUNTING POLICIES	86

NOTE 3 –	FINANCIAL RISK MANAGEMENT	87

NOTE 4 –	GOODWILL	88

NOTE 5 –	INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE	90

NOTE 6 –	TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)	91

NOTE 7 –	OTHER NON-CURRENT ASSETS	92

NOTE 8 –	TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS	93

NOTE 9 –	DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE	93

NOTE 10 –	EQUITY	95

NOTE 11 –	FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)	99

NOTE 12 –	NET FINANCIAL DEBT	103

NOTE 13 –	EMPLOYEE BENEFITS	106

NOTE 14 –	PROVISIONS	107

NOTE 15 –	TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES	108

NOTE 16 –	INCOME TAX PAYABLES (CURRENT AND NON-CURRENT)	108

NOTE 17 –	DERIVATIVES	109

NOTE 18 –	ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES	115

NOTE 19 –	CONTINGENT ASSETS AND LIABILITIES, COMMITMENTS AND OTHER GUARANTEES	115

NOTE 20 –	FINANCE INCOME	121

NOTE 22 –	SEGMENT INFORMATION	124

NOTE 23 –	RELATED PARTY TRANSACTIONS	126

NOTE 24 –	STOCK OPTION PLANS OF THE TELECOM ITALIA GROUP	139

NOTE 25 –	SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS	143

NOTE 26 –	POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS	144

NOTE 27 –	OTHER INFORMATION	144

NOTE 28 –	EVENTS SUBSEQUENT TO JUNE 30, 2008	145

NOTE 29 –	LIST OF COMPANIES OF THE TELECOM ITALIA GROUP	145

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

CONSOLIDATED BALANCE SHEETS

(millions of euro)	note	6/30/2008	of which related parties	12/31/2007	of which related parties
ASSETS
NON-CURRENT ASSETS
Intangible assets
Goodwill	4)	44,222		44,420
Intangible assets with a finite useful life	5)	7,052		6,985

		51,274		51,405

Tangible assets	6)
Property, plant and equipment owned		15,029		15,484
Assets held under finance leases		1,412		1,450

		16,441		16,934

Other non-current assets
Investments in associates and joint ventures accounted for using the equity method	7)	472		484
Other investments	7)	59		57
Securities, financial receivables and other non-current financial assets	7)	741	31	695	25
Miscellaneous receivables and other non-current assets	7)	786	6	866	7
Deferred tax assets		238		247

		2,296		2,349

TOTAL NON-CURRENT ASSETS (A)		70,011		70,688

CURRENT ASSETS
Inventories		327		308
Trade and miscellaneous receivables and other current assets	8)	8,953	497	9,088	534
Current income tax receivables		104		101
Investments		39	—	—	—
Securities other than investments		166	—	390	7
Financial receivables and other current financial assets		1,124	10	377	13
Cash and cash equivalents		4,413	337	6,473	278

CURRENT ASSETS SUB-TOTAL		15,126		16,737

Discontinued operations/Non-current assets held for sale	9)
of a financial nature		30		—
of a non-financial nature		701		—

		731		—

TOTAL CURRENT ASSETS (B)		15,857		16,737

TOTAL ASSETS (A+B)		85,868		87,425

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

EQUITY AND LIABILITIES

(millions of euro)	note	6/30/2008	of which related parties	12/31/2007	of which related parties
EQUITY	10)
Share capital issued		10,674		10,674
Less: Treasury shares		(69)		(69)

Share Capital		10,605		10,605

Paid-in capital		1,689		1,689
Other reserves and retained earnings (accumulated losses), including profit for the period		13,278		13,628

Equity attributable to equity holders of the Parent		25,572		25,922
Equity attributable to Minority Interest		886		1,063

TOTAL EQUITY (A)		26,458		26,985

NON-CURRENT LIABILITIES
Non-current financial liabilities	11)	37,226	893	37,051	860
Employee benefits	13)	1,350		1,151
Deferred tax liabilities		109		586
Provisions	14)	775		903
Miscellaneous payables and other non-current liabilities	16)	1,629	26	1,587	24

TOTAL NON-CURRENT LIABILITIES (B)		41,089		41,278

CURRENT LIABILITIES
Current financial liabilities	11)	5,597	426	6,585	305
Trade and miscellaneous payables and other current liabilities	15)	11,183	494	12,380	341
Current income tax payables	16)	501		197

Current liabilities sub-total		17,281		19,162

Liabilities directly associated with Discontinued operations/Non-current assets held for sale	9)
of a financial nature		823		—
of a non-financial nature		217		—

		1,040		—

TOTAL CURRENT LIABILITIES (C)		18,321		19,162

TOTAL LIABILITIES (D=B+C)		59,410		60,440

TOTAL EQUITY AND LIABILITIES (A+D)		85,868		87,425

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

CONSOLIDATED INCOME STATEMENTS

(millions of euro)	note	1st Half 2008	of which related parties	1st Half 2007	of which related parties
Revenues		14,838	520	15,337	169
Other income		158	6	164	1

Total operating revenues and other income		14,996		15,501
Acquisition of goods and services		(6,610)	(369)	(6,739)	(90)
Employee benefits expenses		(2,274)	(70)	(1,893)	(28)
Other operating expenses		(865)		(824)	—
Changes in inventories		17		21
Internally generated assets		271		269

OPERATING PROFIT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES)
REALIZED AND IMPAIRMENT REVERSALS (LOSSES) ON NON-CURRENT ASSETS (EBITDA)		5,535		6,335

of which net impact of non-recurring items	25)	(290)		(20)

				—
Depreciation and amortization		(2,952)		(2,793)
Gains (losses) on disposals of non-current assets		26		12
Impairment reversals (losses) on non-current assets		(1)		—

OPERATING PROFIT (EBIT)		2,608		3,554

of which net impact of non-recurring items	25)	(265)		(10)

Share of profits (losses) of associates and joint ventures accounted for using the equity method		37		58
Finance income	20)	1,515	31	1,256	7
Finance expenses	21)	(2,731)	(69)	(2,225)	(24)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		1,429		2,643

of which net impact of non-recurring items	25)	(264)		(9)

Income tax expense	16)	(173)		(1,018)

PROFIT FROM CONTINUING OPERATIONS		1,256		1,625

Profit or loss from Discontinued operations/Non-current assets held for sale	9)	(148)		(123)

PROFIT FOR THE PERIOD		1,108		1,502

of which net impact of non-recurring items	25)	(194)		(15)

of which:
* Profit attributable to equity holders of the Parent		1,140		1,500
* Profit (loss) attributable to Minority Interest		(32)		2

Basic and Diluted Earnings Per Share (EPS)

(euro)		1st Half 2008		1st Half 2007
Basic and Diluted EPS per:
• Ordinary Share		0.06		0.07
• Share		0.07		0.08
Of which:
• From continuing operations
• Ordinary Share		0.07		0.08
• Savings Share		0.07		0.08
• From Discontinued operations/Non-current assets held for sale
• Ordinary Share		(0.01)		(0.01)
• Savings Share		—		—

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

CHANGES IN EQUITY IN THE FIRST HALF OF 2007

	Equity attributable to the equity holders of the Parent
(millions of euro)	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings, including profit for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2006	10,605	1,689	686	13,038	26,018	1,080	27,098

Changes in equity in the first half of 2007
Available-for-sale financial assets:
Valuation gains or losses taken to equity				(17)	(17)		(17)
Gains or losses transferred to the income statement				1	1		1

Cash flow hedges:
Valuation gains or losses taken to equity				39	39		39
Gains or losses transferred to the income statement				39	39		39

Exchange differences on translating foreign operations			241		241	64	305
Tax on items taken directly to or transferred from equity				(17)	(17)		(17)

Net income (loss) recognized directly in equity			241	45	286	64	350

Profit for the period				1,500	1,500	2	1,502

Total recognized income and expense for the period			241	1,545	1,786	66	1,852

Dividends approved				(2,766)	(2,766)	(73)	(2,839)
Other changes				(9)	(9)	(1)	(10)

Balance at June 30, 2007	10,605	1,689	927	11,808	25,029	1,072	26,101

CHANGES IN EQUITY IN THE FIRST HALF OF 2008

	Equity attributable to the equity holders of the Parent
(millions of euro)	Share capital	Paid-in capital	Exchange differences on translating foreign operations	Other reserves and retained earnings, including profit for the period	Total	Equity attributable to Minority Interest	Total equity
Balance at December 31, 2007	10,605	1,689	834	12,794	25,922	1,063	26,985

Changes in equity in the first half of 2008
Available-for-sale financial assets:
Valuation gains or losses taken to equity				4	4		4
Gains or losses transferred to the income statement

Cash flow hedges:
Valuation gains or losses taken to equity				(363)	(363)		(363)
Gains or losses transferred to the income statement				381	381		381

Exchange differences on translating foreign operations			94		94	29	123
Tax on items taken directly to or transferred from equity				(3)	(3)		(3)

Net income (loss) recognized directly in equity			94	19	113	29	142

Profit for the period				1,140	1,140	(32)	1,108

Total recognized income and expense for the period			94	1,159	1,253	(3)	1,250

Dividends approved				(1,609)	(1,609)	(59)	(1,668)
Change in the scope of consolidation						(117)	(117)
Other changes				6	6	2	8

Balance at June 30, 2008	10,605	1,689	928	12,350	25,572	886	26,458

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

CONSOLIDATED CASH FLOW STATEMENTS

(millions of euro)	note	1st Half 2008	1st Half 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit from continuing operations		1,256	1,625
Adjustments for:
Depreciation and amortization		2,952	2,793
Impairment losses (reversals) on non-current assets (including investments)		111	(103)
Net change in deferred tax assets and liabilities		(466)	925
Losses (gains) realized on disposals of non-current assets (including investments)		(26)	(14)
Share of losses (profits) of associates and joint ventures accounted for using the equity method		(37)	(58)
Change in employee benefits		292	(31)
Change in inventories		(21)	(26)
Change in trade receivables and net receivables on construction contracts		56	(503)
Change in trade payables		(1,076)	(180)
Net change in miscellaneous receivables/payables and other assets/liabilities		580	(77)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES (A)		3,621	4,351

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of intangible assets on an accrual basis	5)	(1,432)	(1,003)
Purchase of tangible assets on an accrual basis	6)	(1,524)	(1,409)

Total purchase of intangible and tangible assets on an accrual basis (*)		(2,956)	(2,412)
Change in amounts due to fixed asset suppliers		3	(313)

Total purchase of intangible and tangible assets on a cash basis		(2,953)	(2,725)
Acquisition of subsidiaries and businesses, net of cash acquired		—	(669)
Change in financial receivables and other financial assets		113	405
Proceeds from sale of subsidiaries, net of cash disposed of		—	1
Proceeds from sale/repayment of intangible, tangible and other non-current assets		60	41

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES (B)		(2,780)	(2,947)

CASH FLOWS FROM FINANCING ACTIVITIES:
Change in current financial liabilities and other		(226)	(413)
Proceeds from non-current financial liabilities (including current portion)		1,918	1,454
Repayments of non-current financial liabilities (including current portion)		(2,997)	(3,230)
Dividends paid (*)		(1,664)	(2,830)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES (C)		(2,969)	(5,019)

CASH FLOWS FROM (USED IN) DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE (D)	9)	(26)	52

AGGREGATE CASH FLOWS (E=A+B+C+D)		(2,154)	(3,563)

NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD (F)		6,204	6,960
Net foreign exchange differences on net cash and cash equivalents (G)		7	21

NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD (H=E+F+G)		4,057	3,418

(*) of which related parties

(millions of euro)		1st Half 2008	1st Half 2007
Total acquisitions of intangible and tangible assets on an accrual basis		(173)	(233)
Dividends paid		(267)	(344)

ADDITIONAL CASH FLOW INFORMATION:
(millions of euro)		1st Half 2008	1st Half 2007
Income taxes (paid) received		(84)	(67)
Interest expense paid		(1,728)	(2,230)
Interest income received		418	805
Dividends received		22	13

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

ANALYSIS OF NET CASH AND CASH EQUIVALENTS:

(millions of euro)	1st Half 2008	1st Half 2007
NET CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD:
Cash and cash equivalents – from continuing operations	6,449	7,260
Bank overdrafts repayable on demand – from continuing operations	(275)	(258)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	30	5
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	—	(47)

	6,204	6,960
NET CASH AND CASH EQUIVALENTS AT END OF THE PERIOD:
Cash and cash equivalents – from continuing operations	4,413	3,662
Bank overdrafts repayable on demand – from continuing operations	(360)	(254)
Cash and cash equivalents – from Discontinued operations/Non-current assets held for sale	20	14
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	(16)	(4)

	4,057	3,418

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 1 – FORM AND CONTENT AND OTHER GENERAL INFORMATION

Form and content

Telecom Italia S.p.A. is a corporation organized under the laws of the Republic of Italy. Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group” or the “Group”) operate mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector and, particularly, in telephone and data services on fixed lines, for final retail customers and other national wholesale providers, in the development of fiber optic networks for wholesale customers, in broadband services, in Internet services, in domestic and international mobile telecommunications (especially in Brazil), in the television sector using both analog and digital terrestrial technology and in the office products sector.

The head office of the Parent, Telecom Italia, is located in Milan, Italy.

The half-yearly condensed consolidated financial statements of the Telecom Italia Group are expressed in millions of euro which is also the currency of the primary economies in which the Group operates. Foreign subsidiaries are included in the half-yearly condensed consolidated financial statements in accordance with the accounting policies described in the Note “Accounting policies” in the consolidated financial statements at December 31, 2007.

The half-yearly condensed consolidated financial statements at June 30, 2008 of the Telecom Italia Group have been prepared in accordance with IFRS issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (“IFRS”) and the legislation and regulations in force in Italy.

In the first half of 2008, the Group did not elect the early adoption of any IFRS.

The half-yearly condensed consolidated financial statements at June 30, 2008 of the Telecom Italia Group have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2007 consolidated financial statements of the Telecom Italia Group.

For purposes of comparison, the balance sheet at December 31, 2007, the income statement and cash flows statement in the first half of 2007 as well as the statement of changes in equity in the first half of 2007 have been presented in accordance with IAS 1 (Presentation of Financial Statements).

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the consolidated balance sheet has been prepared by classifying assets and liabilities according to “current and non-current” criterion and separately indicating on two lines “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with Discontinued operations/Non-current assets held for sale” as required by IFRS 5;

•

the consolidated income statement has been prepared by classifying the operating expenses by nature of expense, since this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference. Moreover, results from continuing operations are shown separately from the “Profit (loss) from discontinued operations/Non-current assets held for sale” as required by IFRS 5;

•

the consolidated cash flows statement has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7, and separately showing cash flows from “Discontinued operations/Non-current assets held for sale”, as required by IFRS 5.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the income statement by nature, income and expenses relating to non-recurring transactions or events which infrequently occur during the normal course of business operations and the relative effects have been shown separately at the main intermediate result levels.

Non-recurring events and transactions are identified basically according to the nature of the transactions. Specifically, non-recurring income / expenses include events or transactions which by their very nature do not occur continuously during the normal course of operations and refer to:

•	income / expenses from the sale of properties;

•	income / expenses from the sale of business segments and investments included under non-current assets;

•	any income / expenses from reorganizations connected with extraordinary corporate-related transactions (mergers, demergers, acquisitions and other corporate-related transactions);

•	any income / expenses from fines levied by regulatory agencies (the National Regulatory Authority (NRA), the Antitrust Authority etc.).

Again in reference to the above Consob resolution, the amounts of balances or transactions with related parties are shown separately by the caption in the balance sheet, income statement and cash flow statement.

Segment information

The Telecom Italia Group is organized by business segment as follows:

•

Domestic Business Unit: includes the domestic operations of Fixed Telecommunications (divided into Retail Telephone, Internet, Data business and Wholesale) and Mobile Telecommunications as well as the relative support activities;

•	European BroadBand Business Unit: comprises Broadband services in Germany and the Netherlands;

•	Brazil Mobile Business Unit: includes Mobile Telecommunications operations in Brazil;

•	Media Business Unit: includes Television and News activities;

•	Olivetti Business Unit: includes activities for the manufacture of digital printing systems, ink-jet office products, ink-jet print heads and Micro Electro-Mechanical Systems (MEMS);

•	Other Operations: include the financial companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

Seasonal factors affecting revenues

•	Domestic

The trend of revenues from basic subscription charges and traffic relating to fixed telecommunications was not significantly affected by seasonal factors in the comparison between the first half of 2008 and the first half of 2007.

The trend of voice traffic relating to domestic mobile telephony in the comparison of the first half of 2008 and the first half of 2007 was not influenced by seasonal factors associated with marketing campaigns, which, however have an effect on the level of revenues from sales and marginally also on revenues from Valued-Added Services (VAS). Nevertheless, there are seasonal phenomena in connection with changes in the number of holidays during the months or periods in the reporting calendar.

•	Brazil Mobile

The trend of revenues relating to the Brazil Mobile business was only marginally affected by seasonal factors connected with marketing campaigns but was influenced by seasonal phenomena relating to changes in the number of holidays during the months or periods in the reporting calendar.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Scope of consolidation

The changes in the scope of consolidation at June 30, 2008, excluding discontinued operations/non-current assets held for sale (analyzed later in the notes) are listed below.

Compared to December 31, 2007:

a)	no changes in the scope of consolidation;

b)	exclusions from the scope of consolidation:

•	Entel S.A. Empresa Nacional de Telecomunicaciones – Bolivia (together with its subsidiary Datacom S.A.), classified, as Available-for-sale financial assets, in Current assets (effective April 2008);

•	Mediterranean Nautilus Inc. (liquidated and cancelled from the register of companies in May 2008);

•	Milano Design Studio S.r.l. (sold in January 2008);

•	Olivetti Colombiana S.A. (liquidated and cancelled from the register of companies in the early months of 2008);

•	Saturn Venture Partners LLC (liquidated in May 2008);

•	SCS Comunicazione Integrata S.p.A. (liquidated and cancelled from the register of companies in March 2008);

•	Telsi Unlimited (liquidated in May 2008);

c)	merged:

•	Telecom Italia America Latina S.A. merged with Telecom Italia Latam S.A. – ex-Olivetti do Brasil S.A. (effective January 2008);

•	Tiemme Sistemi S.r.l. merged with Olivetti S.p.A. (effective April 2008);

•	Tim International N.V. merged with Telecom Italia International N.V. (effective January 2008).

Compared to June 30, 2007, in addition to the above mentioned information:

a)	inclusions in the scope of consolidation:

•	InterNLnet B.V. (acquired in July 2007);

•	Milano Design Studio S.r.l. (set up in December 2007);

•	Shared Service Center S.r.l. (for the acquisition of 50% of the company from the other shareholder after the end of the reorganization process in October 2007);

b)	exclusions from the scope of consolidation:

•	Olivetti Chile S.A. (liquidated and cancelled from the register of companies in July 2007);

•	Olivetti Mexicana S.A. (liquidated and cancelled from the register of companies at the end of 2007);

•	Liberty Surf Communications Ltd (liquidated and cancelled from the register of companies in August 2007);

•	O&B Costruzioni Generali S.r.l. (liquidated and cancelled from the register of companies in November 2007);

•	Trainet S.p.A. (liquidated and cancelled from the register of companies in December 2007);

c)	merged:

•	Consorzio Mael merged with Olivetti S.p.A. (effective August 2007);

•	HMC S.p.A. and HMC Pubblicità S.p.A. merged with Telecom Italia Media S.p.A. (effective July 2007);

•	Progetto Italia S.p.A. merged with Telecom Italia S.p.A. (effective October 2007).

At June 30, 2008 and December 31, 2007, Telecom Italia subsidiaries, associates and joint ventures can be broken down as follows:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

	6/30/2008
Companies:	Italy	Foreign	Total
• subsidiaries consolidated line-by-line (*)	36	71	107
• joint ventures accounted for using the equity method	2	1	3
• associates accounted for using the equity method	18	8	26

Total companies	56	80	136

	12/31/2007
Companies:	Italy	Foreign	Total
• subsidiaries consolidated line-by-line (*)	38	80	118
• joint ventures accounted for using the equity method	2	1	3
• associates accounted for using the equity method	20	8	28

Total companies	60	89	149

(*)	Including the companies held for sale.

For further details, see the Note “List of companies of the Telecom Italia Group”.

Entel Bolivia Group

Following the enactment, on May 1, 2008, of a decree whereby the Bolivian government authorized the nationalization of the shares of Entel Bolivia S.A., the investment in that company was excluded from the scope of consolidation and classified as an available-for-sale financial asset under current assets, specifically, in investments. The carrying amount of this investment, equal to euro 39.5 million, corresponds to the carrying amount, considered recoverable, which this investment had in the interim consolidated financial statements at March 31, 2008.

The data used for purposes of the consolidation of Entel Bolivia S.A. and its subsidiary Datacom S.A. (Entel Bolivia group) is as follows:

•	income statement data for the first half of 2008, for the first half of 2007 and for the year 2007;

•	net financial position at June 30, 2007 and December 31, 2007.

(millions of euro)	1st Half 2008 (3 months)	1st Half 2007	Year 2007
Revenues	52	102	210
EBITDA	24	47	98
Profit for the period, including the profit (loss) attributable to Minority Interest	10	27	60

(millions of euro)	6/30/2007	12/31/2007
Net financial position: debt/(cash)	(67)	(101)

For additional details on the nationalization of Entel Bolivia and the resulting dispute with the Bolivian government, reference should be made to the Note “Contingent Assets and Liabilities, Commitments and other Guarantees”.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 2 – ACCOUNTING POLICIES

The accounting policies and principles of consolidation adopted for the preparation of the half-yearly condensed consolidated financial statements at June 30, 2008 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2007, to which reference should be made, except for the changes required for purposes of interim financial reporting.

Specifically, in the half-yearly condensed consolidated financial statements at June 30, 2008, the income taxes of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the income for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

New Standards and Interpretations endorsed by the EU and in force beginning January 1, 2008

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), IFRS in force beginning January 1, 2008 are reported and briefly summarized below.

IFRIC 11 (IFRS 2 – Group and treasury share transactions)

On June 1, 2007, EC Regulation 611-2007 was published endorsing IFRIC 11 (IFRS 2—Group and Treasury Share Transactions).

This interpretation clarifies, among other things that share-based payment transactions in which an entity receives services (for example, from employees) as consideration for its own equity instruments shall be accounted for as equity-settled. This applies regardless of whether the entity chooses or is required to buy those equity instruments from another party to satisfy its obligations to its employees under the share-based payment arrangement.

The application of this interpretation did not have any effect on the half-yearly condensed consolidated financial statements at June 30, 2008.

New Standards and Interpretations endorsed by the EU and not yet in force

IFRS 8 (Operating Segments)

On November 21, 2007, EC Regulation 1358-2007 was published endorsing IFRS 8 (Operating Segments).

IFRS 8 requires an entity to report financial and descriptive information about its reportable segments. Reportable segments are operating segments or aggregations of operating segments for which discrete financial information is available that is regularly reviewed by the entity’s Chief Operating Decision Maker to make decisions about resources to be allocated to the segment and to assess its performance. Generally, financial information is required to be reported on the basis that is used for internal reporting provided to the chief operating decision maker.

IFRS 8 will come into force for annual periods beginning 2009 and supersedes IAS 14 (Segment Reporting). Prior years’ segment information presented as comparative information in the year of transition must be restated to conform to IFRS 8 requirements, unless the necessary information is unavailable and the cost to develop it would be excessive.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 3 – FINANCIAL RISK MANAGEMENT

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•	liquidity risk: connected with the need to meet short-term financial commitments;

•	credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•	market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed.

Liquidity risk and credit risk

With regard to liquidity risk, the Group pursues the objective of achieving an adequate level of financial flexibility which is expressed by maintaining a margin of current treasury resources which allows it to cover refinancing requirements at least for the next 12 months using irrevocable bank lines and liquidity.

Specifically, current financial assets at June 30, 2008 amounting to euro 5,703 million, together with unused committed credit lines totaling euro 6.5 billion, ensure a broad coverage of short-term financial commitments.

As for credit risk, the Group’s liquidity is invested in deposits, generally for periods of less than three months, with high-credit-quality banking and financial institutions, with at least an A rating (according to Standard & Poor’s or an equivalent rating by another agency).

Market risk

The Group normally hedges its exposure in foreign currency, but not the risk of investment in foreign operations expressed in foreign currency. Therefore, fluctuations in the euro exchange rates against other currencies (especially the Brazilian real) could impact the results of the Group. The increase in the value of the euro against other currencies in specific countries in which the Group operates or has made investments would reduce the relative amount of revenues or assets of the Group in those countries and, therefore, could negatively impact the results or financial position of the Group.

The Group utilizes, or could further utilize in future, loans denominated in currencies other than the euro, mainly U.S. dollar or Pound sterling. The Group systematically hedges its exposure to exchange rate risk on liabilities denominated in currencies other than the euro using Cross Currency and Interest Rate Swaps (CCIRS).

The Telecom Italia Group also concluded derivative transactions to hedge the risk of fluctuations in interest rates and to diversify debt parameters in order to reduce borrowing costs and volatility to within pre-set limits.

The Group defines an optimum fixed-rate and floating-rate debt composition and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operations in various sectors, in terms of risk, volatility and the amount of expected operating cash flows, the optimum blend of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, at 60%-70% for the fixed-rate component and 30%-40% for the floating-rate component.

An improper management of financial risks could negatively impact the Group’s margins.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 4 – GOODWILL

Compared to December 31, 2007, goodwill went from euro 44,420 million to euro 44,222 million. The amount reclassified to Non-current assets held for sale (“Discontinued Operations”) for euro 249 million refers to the Liberty Surf group.

Details of goodwill by business segment and the changes during the period are presented in the following tables:

(millions of euro)	12/31/2007	Discontinued operations	Exchange differences	6/30/2008
Domestic	41,953			41,953
European BroadBand	942	(249)		693
Brazil Mobile	1,295		51	1,346
Media	230			230

Total	44,420	(249)	51	44,222

Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired. To test for impairment, goodwill must be allocated to cash-generating units or groups of cash-generating units which must not be at a level higher than the business segment determined in accordance with IAS 14. The criteria followed for the allocation of goodwill considers the lowest level at which goodwill is monitored for internal management purposes. The business units (or groups of units) to which goodwill was allocated are as follows:

Sector	Group of units
Domestic	Fixed
Mobile

European BroadBand	Hansenet
BBNed

Brazil Mobile	Tim Brasil

Media	Telecom Italia Media

The recoverable amount is the higher of the value in use and the fair value less costs to sell.

The configuration of value used to determine the recoverable amount of the business units (or groups of units) to which the goodwill was allocated was the following:

✓	for Domestic (fixed and mobile) and for Brazil Mobile, the value in use;

✓	for Telecom Italia Media, the fair value calculated on the market capitalization at June 30, 2008;

✓	for Hansenet and BBNed, the fair value net of costs to sell as estimated on the basis of current stock market multiples of a sample of comparable European companies (value map).

The most representative basic assumptions for the calculation of the value in use of each group of cash-generating units are presented in the following table:

Domestic Fixed	Domestic Mobile	Brazil Mobile
Ebitda margin (Ebitda/ sales) during the period of the plan	Ebitda margin (Ebitda/ sales) during the period of the plan	Growth rate of sales during the explicit forecast period (2008-2010)

Investments to maintain profit capability (in proportion to sales)	Investments to maintain profit capability (in proportion to sales)	Ebitda margin (Ebitda/ sales) during the period of the plan

BRL/euro exchange rate

Cost of capital	Cost of capital	Cost of capital

Long-term growth rate	Long-term growth rate	Long-term growth rate

To determine the value in use, the Group used the 2008 forecast data and the 2009/2010 plan data adjusted to take into account only negative changes in the forecast results. The 2009/2010 plan data used

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

as the basis for determining the value in use are taken from the 2008/2010 plan approved by the board of directors’ meeting held on March 6, 2008 and do not consider the benefits arising from the efficiency and employee reduction plan announced on June 4, 2008.

The nominal growth rates used to estimate the end amount are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Domestic Fixed	Domestic Mobile	Brazil Mobile
-0.5%	+0.5%	+2.92%

Such rates fall within the range of growth rates applied by the analysts following Telecom Italia stock (as can be seen from the reports published after the announcement of the Group’s first-quarter 2008 results).

The cost of capital was estimated by considering the following:

a)	the criteria for the estimate of the cost of capital CAPM—Capital Asset Pricing Model (the same criteria used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for business segments arrived at by using the Beta coefficients of the European multibusiness incumbents, including Telecom Italia itself, adjusted to take into account the target financial structure;

c)	the average credit spread of Telecom Italia in the second quarter of 2008.

On the basis of these elements, the post-tax Weighted Average Cost of Capital and the capitalization rate (WACC post-tax—g) were estimated for each business unit (Brazilian reais are used for Brazil) as follows:

	Domestic Fixed	Domestic Mobile	Brazil Mobile
WACC post-tax	7.1%	7.4%	11.72%
WACC post-tax – g	7.6%	6.9%	8.8%

Having considered the nominal flows of the result for the estimate of the value in use, the discount rates are also expressed in nominal terms (in Brazilian reais for Brazil).

The capitalization rate (WACC post-tax – g) was then compared with the corresponding rate:

a)	used by other telephone operators to check the recoverability of the value of goodwill;

b)	used by equity analysts who follow the Telecom Italia stock, in relation to the principal business sectors of the Group.

A sensitivity analysis of the results was also carried out for those units for which the value in use was estimated: for all CGUs, the value in use remains higher than the carrying amounts up to an increase in the weighted average cost of capital of 50 basis point (hundredths of a percentage point), with the exception of the Domestic Mobile CGU for which the value in use would be equal to the carrying amount in the financial statements with an increase in the weighted average cost of capital of 36 basis points. The excess of the value in use over the carrying amount of the CGU at June 30, 2008 would be equal to about euro 1.2 billion.

The second level of impairment testing was effected by considering the total recoverable amount of the entire Domestic segment consisting of the Domestic Fixed, Domestic Mobile and Domestic Central Functions business units. Specifically, the recoverable amount of the Domestic Central Functions (corporate) unit was negative since this unit is a cost center. The total recoverable amount of the Domestic

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

segment was compared to the carrying amount of the total operating capital referring to the same group of units. There was no impairment at this second level of testing either.

Finally, a third level of impairment testing was effected by considering the total recoverable amount of all the business units of the Group, including those without any goodwill allocation (Olivetti, Central Functions and Other operations). The total recoverable amount of all the business units of the Group was compared to the carrying amount of the total operating capital referring to the same units/segments. There was no impairment at this last level of testing either.

NOTE 5 – INTANGIBLE ASSETS WITH A FINITE USEFUL LIFE

Intangible assets with a finite useful life increased from euro 6,985 million at December 31, 2007 to 7,052 million. Details on the composition and movements during the period are as follows:

(millions of euro)	12/31/2007	Discontinued Operations	Additions	Amortization	Disposals	Exchange differences	Other changes	6/30/2008
Industrial patents and intellectual property rights	2,796	(42)	427	(880)	(2)	18	444	2,761
Concessions, licenses, trademarks and similar rights	3,089	(149)	571	(163)		34	26	3,408
Other intangible assets	363	(25)	150	(172)		2	1	319
Work in progress and advance payments	737	(19)	284				(438)	564

Total	6,985	(235)	1,432	(1,215)	(2)	54	33	7,052

Additions made during the first half of 2008 include euro 171 million of internally generated assets (euro 158 million in the first half of 2007).

Industrial patents and intellectual property rights at June 30, 2008 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite time period (amortized over the period of useful benefit, estimated in three years). They mainly refer to Telecom Italia S.p.A. (euro 2,145 million) and to Brazil Mobile (euro 486 million).

Concessions, licenses, trademarks and similar rights at June 30, 2008 mainly refer to:

✓

the residual unamortized cost of the mobile licenses for 3G services throughout the Brazilian territory equal to euro 488 million (euro 477 million of additions gross of the amortization charge of euro 5 million plus the positive exchange effect of euro 16 million);

✓	the residual unamortized cost of UMTS and PCS licenses (euro 1,823 million for Telecom Italia S.p.A. and euro 576 million for the Brazil Mobile Business Unit);

✓	Indefeasible Rights of Use-IRU (euro 181 million);

✓	TV frequencies of the Media Business Unit (euro 141 million);

✓	costs incurred by the European BroadBand companies for Local Loop Unbundling (euro 160 million).

Other intangible assets at June 30, 2008 mainly include:

✓

euro 212 million for the capitalization of subscriber acquisition costs referring to some sales offerings of Telecom Italia S.p.A. (euro 152 million), the Tim Brasil group (euro 58 million) and Hansenet (euro 2 million);

✓	euro 97 million for the residual amount attributed to the customer relationship (euro 86 million) and the audience agreement (euro 11 million) of the AOL German companies;

✓	euro 1 million for the customer list of InterNLnet B.V.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 6 – TANGIBLE ASSETS (OWNED AND UNDER FINANCE LEASES)

Property, plant and equipment owned

Property, plant and equipment owned decreased from euro 15,484 million at December 31, 2007 to euro 15,029 million. Details on the composition and movements during the period are as follows:

(millions of euro)	12/31/2007	Discontinued Operations	Additions	Depreciation	Disposals	Exchange differences	Other changes	6/30/2008
Land	131				(2)		(6)	123
Buildings (civil and industrial)	551		1	(22)	(1)	1	(12)	518
Plant and equipment	12,957	(129)	1,016	(1,433)	(2)	38	111	12,558
Manufacturing and distribution equipment	48		4	(13)			3	42
Aircrafts and ships	41			(4)			—	37
Other	965		147	(202)	(3)	11	56	974
Construction in progress and advance payments	791	(17)	331			1	(329)	777

Total	15,484	(146)	1,499	(1,674)	(8)	51	(177)	15,029

Additions in the first half of 2008 include euro 100 million of internally generated assets (euro 111 million in the first half of 2007).

Other changes include euro 166 million due to the exclusion of the Entel Bolivia group from the scope of consolidation.

Assets held under finance leases

Assets held under finance leases decreased from euro 1,450 million at December 31, 2007 to euro 1,412 million. Details on the composition and changes are as follows:

(millions of euro)	12/31/2007	Additions	Depreciation	Other changes	6/30/2008
Buildings (civil and industrial)	1,361	2	(51)	7	1,319
Plant and equipment	—				—
Aircrafts and ships	6		(2)		4
Other	30	3	(10)		23
Construction in progress and advance payments	53	20		(7)	66

Total	1,450	25	(63)	—	1,412

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 7 – OTHER NON-CURRENT ASSETS

Other non-current assets decreased from euro 2,349 million at December 31, 2007, to euro 2,296 million and include:

(millions of euro)	6/30/2008	12/31/2007
Investments accounted for using the equity method:
• Associates	419	446
• Joint ventures	53	38

	472	484
Other investments	59	57

Securities, financial receivables and other non-current financial assets:
• Securities other than investments	14	9
• Financial receivables and other non-current financial assets	727	686

	741	695
Miscellaneous receivables and other non-current assets
• Miscellaneous receivables	274	382
• Medium/long-term prepaid expenses	512	484

	786	866

Deferred tax assets	238	247

Total	2,296	2,349

Investments in associates accounted for using the equity method include the investments in ETECSA (euro 279 million), the Italtel Group (euro 39 million), Tiglio I (euro 58 million) and Tiglio II (euro 4 million).

Investments in joint ventures accounted for using the equity method include the investments in Sofora Telecomunicaciones S.A., Perseo S.r.l. and Consorzio Tema Mobility, in which 50% stakes are held.

Financial receivables and other non-current financial assets amount to euro 727 million (euro 686 million at December 31, 2007). The composition is as follows:

(millions of euro)	6/30/2008	12/31/2007
Financial receivables for lessors’ net investments	281	279
Loans to employees	62	67
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	334	286
Other financial receivables	50	54

Total	727	686

The total amount (non-current and current portion) of “Financial receivables for lessors’ net investments” can be analyzed as follows:

(millions of euro)	6/30/2008	12/31/2007
Non-current portion	281	279
Current portion	147	149

Total	428	428

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Additional information is provided in the Note “Derivatives”.

Miscellaneous receivables and other non-current assets amount to euro 786 million (euro 866 million at December 31, 2007, of which euro 2 million relates to the Liberty Surf group).

They include:

•	the fair value of the two call options on 50% of Sofora Telecomunicaciones capital for euro 150 million (euro 260 million at December 31, 2007);

•	medium/long-term prepaid expenses relating to the deferral of costs in conjunction with the recognition of revenues of euro 512 million (euro 484 million at December 31, 2007).

NOTE 8 – TRADE AND MISCELLANEOUS RECEIVABLES AND OTHER CURRENT ASSETS

Trade and miscellaneous receivables and other current assets decreased from euro 9,088 million at December 31, 2007 to euro 8,953 million and consist of the following:

(millions of euro)	6/30/2008	12/31/2007
Amounts due on construction contracts	26	23

Trade receivables:
• Receivables from customers	5,262	5,446
• Receivables from other telecommunication operators	1,910	1,864

	7,172	7,310

Miscellaneous receivables and other current assets:
• Other receivables	1,193	1,294
• Trade and miscellaneous prepaid expenses	562	461

	1,755	1,755

Total	8,953	9,088

Trade receivables amount to euro 7,172 million (euro 7,310 million at December 31, 2007), and are net of the provision for bad debts of euro 958 million (euro 1,064 million at December 31, 2007).

Other receivables amount to euro 1,193 million (euro 1,294 million at December 31, 2007), and are net of a provision account for euro 45 million (euro 50 million at December 31, 2007). Details are as follows:

(millions of euro)	6/30/2008	12/31/2007
Advances to suppliers	38	76
Receivables from employees	37	40
Tax receivables	259	268
Receivables from factoring companies	377	457
Sundry receivables	482	453

Total	1,193	1,294

NOTE 9 – DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH DISCONTINUED OPERATIONS/NON-CURRENT ASSETS HELD FOR SALE

In the balance sheet at June 30, 2008, “Discontinued operations/Non-current assets held for sale” and “Liabilities directly associated with discontinued operations/non-current assets held for sale” include the Liberty Surf group (which operates in the Broadband segment in France), classified in Discontinued Operations following the start of the steps taken for its disposal in the early months of 2008.

Discontinued operations/non-current assets held for sale amount to euro 731 million and include:

•	assets of a financial nature for euro 30 million;

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

•	goodwill for euro 249 million;

•	other assets of a non-financial nature for euro 452 million.

Liabilities directly associated with discontinued operations/non-current assets held for sale amount to euro 1,040 million and include:

•

liabilities of a financial nature for euro 823 million. These comprise euro 811 million relating to financial transactions of the Liberty Surf group with other companies of the Telecom Italia Group. The corresponding entry of this amount in the balance sheet is to Financial receivables and other current financial assets (for euro 795 million) and Cash and cash equivalents (for euro 16 million) for the receivables recognized by the companies of the Telecom Italia Group from the Liberty Surf group. On July 31, 2008, the liabilities of a financial nature of the Liberty Surf group were partly reduced by a capital increase on the part of Telecom Italia for euro 630 million;

•	other liabilities of a non-financial nature for euro 217 million.

The impact on the income statement from discontinued operations/non-current assets held for sale can be represented as follows:

(millions of euro)			1st Half 2008	1st Half 2007
Economic impact from discontinued operations/non-current assets held for sale:
Revenues			235	183
Other income			2	3
Operating expenses			(274)	(226)
Amortization and depreciation, capital gains/losses realized and impairment losses on non-current assets			(86)	(65)
Operating loss (EBIT)			(123)	(105)
Finance income (expenses)			(23)	(14)
Loss before tax from discontinued operations/non-current assets held for sale			(146)	(119)
Income tax benefit (expense)			1	1
Loss after tax from discontinued operations/non-current assets held for sale	(A	)	(145)	(118)

Economic effect on the seller entities:
Impairment losses/charges for accruals relating to non-current assets held for sale			—	(5)
Transaction costs on the expected sale of Liberty Surf			(1)	—
Income tax expense			—	1
	(B	)	(1)	(4)

Adjustments and eliminations	(C	)	(2)	(1)

Loss from discontinued operations/non-current assets held for sale	(A+B+C	)	(148)	(123)

The Loss after tax from discontinued operations/non-current assets held for sale (A) refers entirely to the Liberty Surf group, whereas the Economic effect on the seller entities (B) in the first half of 2007 included euro 4 million of charges for accruals and expenses in connection with the disposal of Digitel Venezuela and the Buffetti group in 2006.

In the cash flow statement, the net cash flows used in such activities refer entirely to the Liberty Surf group. Details are as follows:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	1st Half 2008	1st Half 2007
• Cash flows from operating activities	29	97
• Cash flows from investing activities	(4)	(149)
• Cash flows from financing activities	1	—

	26	(52)

The negotiations for the disposal of Liberty Surf Group S.A.S. (the holding company of the broadband segment in France), begun in the early months of 2008, took concrete form in May 2008 when a letter of exclusivity was signed with the company Iliad S.A., France’s third most important supplier of internet services.

On June 7, 2008, the agreements (Share Purchase Agreement, Transitional Services Agreement, Trademark License and Phase Out Agreement) with Iliad S.A. were finalized and on June 27, 2008, Iliad’s commitment to sign a purchase contract became irrevocable.

The signing of the agreement and the simultaneous transfer of the shares are expected to take place by the end of September 2008.

The sale price will be finalized on the basis of the net financial position at the closing date and will take into account price adjustment mechanisms such as the failure to utilize tax loss carryforwards.

At June 30, 2008, considering an Enterprise Value of euro 800 million and an estimated net financial debt at the time of sale of approximately euro 300 million, which already benefits from the recapitalization on the part of Telecom Italia S.p.A. of euro 630 million effected on July 31, 2008, we expect a positive impact on the Group net financial debt of approximately euro 750 million.

NOTE 10 – EQUITY

Equity includes:

(millions of euro)	6/30/2008	12/31/2007
Equity attributable to equity holders of the Parent	25,572	25,922
Equity attributable to Minority Interest	886	1,063

Total	26,458	26,985

The following refers to the Equity attributable to the equity holders of the Parent.

The movements in share capital during the first half of 2008 are presented in the following tables:

RECONCILIATION BETWEEN THE NUMBER OF SHARES OUTSTANDING AT DECEMBER 31, 2007 AND JUNE 30, 2008

Number of shares	At 12/31/2007	Share issued as a result of bond conversions	At 6/30/2008
Ordinary shares	13,380,776,313	18,162	13,380,794,475

Less: treasury shares	(125,816,387)		(125,816,387)
Outstanding ordinary shares	13,254,959,926	18,162	13,254,978,088

Outstanding savings shares	6,026,120,661		6,026,120,661

Total shares issued by Telecom Italia S.p.A.	19,406,896,974	18,162	19,406,915,136

Less: treasury shares	(125,816,387)		(125,816,387)

Total shares of Telecom Italia S.p.A. outstanding	19,281,080,587	18,162	19,281,098,749

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

RECONCILIATION BETWEEN THE VALUE OF SHARES OUTSTANDING AT DECEMBER 31, 2007 AND JUNE 30, 2008

(millions of euro)	Share capital at 12/31/2007	Change in share capital as a result of bond conversions	Share capital at 6/30/2008
Ordinary shares	7,360	º º	7,360

Less: treasury shares	(69)		(69)

Outstanding ordinary shares	7,291	º º	7,291

Outstanding savings shares	3,314		3,314

Total shares issued by Telecom Italia S.p.A.	10,674	º º	10,674

Less: treasury shares	(69)		(69)

Total shares of Telecom Italia S.p.A.	10,605	º º	10,605

The share capital subscribed to and paid-in amounts to euro 10,673,803,324,80 at June 30, 2008, divided into 13,380,794,475 ordinary shares of par value euro 0.55 each, equal to 68.95% of share capital, and 6,026,120,661 savings shares of par value euro 0.55 each, equal to 31.05% of share capital. The shares are listed with Borsa Italiana S.p.A..

The ordinary and savings shares of the Company are listed on the NYSE in the form of American Depositary Shares, each of which corresponds to 10 shares of ordinary or savings shares, respectively, represented by ADRs issued by JPMorgan Chase Bank.

Paid-in capital is euro 1,689 million at June 30, 2008 and unchanged compared to December 31, 2007.

Exchange differences on translating foreign operations show a positive balance of euro 928 million at June 30, 2008 and increased by euro 94 million compared to December 31, 2007. These mainly refer to exchange differences in euro from the translation of the financial statements of the Brazilian mobile telephone companies.

Other reserves and retained earnings (accumulated losses), including profit for the period and excluding Exchange differences on translating foreign operations at June 30, 2008 amount to euro 12,350 million and decreased by euro 444 million compared to December 31, 2007 mainly due to the sum of the following:

•	profit for the period attributable to the equity holders of the Parent, equal to euro 1,140 million (euro 1,500 million in the first half of 2007),

•

dividends approved for euro 1,609 million (euro 2,766 million in the first half of 2007). Dividends payable to ordinary and savings shareholders are, respectively, euro 1,061 million (euro 0.08 per share) and euro 548 million (euro 0.091 per share).

Equity attributable to Minority Interest of euro 886 million decreased by euro 177 million compared to December 31, 2007 basically due to the sum of the result for the period (-euro 32 million), dividends approved (-euro 59 million), the positive change in “Exchange differences on translating foreign operations” (euro 29 million) and the negative change in the scope of consolidation due to Entel Bolivia (euro 117 million). The Equity attributable to Minority Interest consists mainly of the equity attributable to the minority interests of the mobile telephone companies in Brazil and the Media Business Unit.

***

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Future potential changes in share capital

The following table shows the future potential changes in share capital by reason of the conversion of bonds and the exercise of options in the stock option plans still outstanding at June 30, 2008:

	Outstanding bonds/options rights at 6/30/2008	Conversion/ grant ratio	Number of maximum shares issuable	Par value (thousands of euro)	Paid-in capital (thousands of euro)	Subscription price per share (euro)
Additional increases approved (ord. sh.)

Bonds “Telecom Italia 1.5% 2001 – 2010”	484,838,696	0.471553	228,627,141	125,745	359,094

Stock Option Plan 2002 Top	5,100,000,67	3.300871	16,834,436	9,259	37,676	2.788052

Stock Option Plan 2002	10,426,104,58	3.300871	34,414,996	18,929	81,036

of which grants March-2002	9,957,104,28	3.300871	32,866,892	18,077	78,158	2.928015

grants August-2002	469,000,30	3.300871	1,548,104	852	2,878	2.409061

Stock Option Plans 2000-2002 – ex-TIM	9,268,991,00	1.73	16,035,266	8,819	50,687	3.710983

Stock Option Plans 2002-2003 – ex-TIM	16,285,000,00	1.73	28,173,050	15,495	76,841	3.277457

Stock Option Plans 2003-2005 – ex-TIM	1,266,800,00	1.73	2,191,563	1,205	5,217	2.930636

Total additional increases approved (ord. sh.)			326,276,452	179,452	610,551

Additional increases not yet approved (ord. sh.)			1,600,000,000	880,000

Additional details on the stock option plans are disclosed in the Note “Stock option plans of the Telecom Italia Group”.

Authorizations for share capital increases, convertible bond issues and treasury share purchases

The Telecom Italia S.p.A. shareholders’ meeting held on May 6, 2004 also granted the directors the right (which, to date, has not been exercised), for a maximum period of five years beginning May 6, 2004, to increase against payment, at one or more times, share capital for a maximum total amount of euro 880,000,000, through the issue of a maximum of 1,600,000,000 ordinary shares, in whole or in part:

(i)	to be offered as option rights to the shareholders and convertible bondholders

or

(ii)

to be offered for subscription to the employees of Telecom Italia S.p.A. or to the companies which it controls, with the exclusion of the pre-emptive right, pursuant to the combined provision of art. 2441, last paragraph, of the Italian Civil Code, and art. 134, second paragraph, of Legislative Decree 58/1998.

The resolutions for capital increases passed by the board of directors in exercising the aforementioned right shall establish the subscription price (including any paid-in-capital) and shall fix a specific deadline for the subscription of the shares; they may also provide that, in the event the increase voted by the board is not fully subscribed to by the deadline set each time for that purpose, the capital shall be increased for an amount equal to the subscriptions received up to that deadline date.

The same shareholders’ meeting gave the board of directors the right (which to date has not been exercised) to issue at one or more time and for five years, starting May 6, 2004, convertible bonds for a maximum amount of euro 880,000,000.

The shareholders’ meeting of Telecom Italia S.p.A. held on April 16, 2007 passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 25,000,000 ordinary shares and thus up to 0.129% of share capital.

This authorization for the purchase of treasury shares, in effect until October 16, 2008, is in relation to the implementation, approved by the board of directors in its meeting held August 8, 2008, of the plan for

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

granting bonus Telecom Italia S.p.A. ordinary shares to resources who hold key roles as employees or collaborators of Telecom Italia S.p.A. or subsidiaries, approved by the same shareholders’ meeting held on April 16, 2007.

The shareholders’ meeting of Telecom Italia held on April 14, 2008 also passed a resolution to authorize, for the maximum period allowed by the applicable law starting from the date of the shareholders’ resolution, the purchase, at one or more times and at any date, of Telecom Italia S.p.A. ordinary shares for a maximum of 11,400,000 ordinary shares and thus up to 0.059% of share capital.

This authorization for the purchase of treasury shares, in effect until October 14, 2009, is in relation to the implementation, approved by the board of directors in its meeting held April 15, 2008, of the stock option plan reserved for the chairman and chief executive officer in office of Telecom Italia S.p.A. approved by the same shareholders’ meeting held on April 14, 2008.

The board of directors in its meeting of August 8, 2008 approved the start of the buyback of ordinary treasury shares relating to both the authorizations.

The price for the purchases shall be between a minimum and a maximum corresponding to the weighted average official stock prices of ordinary shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of purchase, respectively decreased or increased by 10%. The same limits shall be applied to the definition of the total cost of any derivatives.

The purchase of treasury shares shall in any case take place within the limits of the available reserves, as shown in the most recent financial statements approved at the time the purchase is carried out. The purchases shall be made on regulated markets, according to the manner allowed by the regulations and laws in force.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 11 – FINANCIAL LIABILITIES (CURRENT AND NON-CURRENT)

Financial liabilities are composed as follows:

(millions of euro)	6/30/2008	12/31/2007
Financial payables (medium/long-term):
• Bonds	26,015	27,048
• Convertible bonds	526	511

	26,541	27,559
• Amounts due to banks	6,034	5,543
• Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,709	1,942
• Other financial payables	175	197

	35,459	35,241
Finance lease liabilities (medium/long-term)	1,766	1,809
Other financial liabilities (medium/long-term)	1	1

TOTAL NON-CURRENT FINANCIAL LIABILITIES (A)	37,226	37,051

Financial payables (short-term):
• Bonds	3,127	4,514
• Convertible bonds	3	7

	3,130	4,521
• Amounts due to banks	932	1,049
• Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	436	363
• Non-hedging derivatives	46	9
• Other financial payables	786	373

	5,330	6,315
Finance lease liabilities	260	262
Other financial liabilities	7	8

TOTAL CURRENT FINANCIAL LIABILITIES (B)	5,597	6,585

TOTAL FINANCIAL LIABILITIES (C) = (A+B)	42,823	43,636

Liabilities directly associated with discontinued operations/non-current assets held for sale (D)	823	—

TOTAL GROSS FINANCIAL DEBT (C+D)	43,646	43,636

Bonds are composed as follows:

(millions of euro)	6/30/2008	12/31/2007
Non-current portion	26,015	27,048
Current portion	3,127	4,514

Total carrying amount	29,142	31,562

Fair value adjustment and measurement at amortized cost	(447)	(850)

Total nominal repayment amount	28,695	30,712

The decrease in the nominal amount of euro 2,017 million compared to December 31, 2007 is mainly due to repayments/new issues by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. during the first half of 2008 and the difference in the USD /euro exchange rate.

The following table lists the bonds issued to third parties by companies of the Telecom Italia Group, divided by issuing company, expressed at the nominal repayment amount and at market value:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Currency	Amount (million)	Nominal repayment amount (millions of euro)	Coupon	Issue date	Maturity date	Issue price (%)		Market price at 6/30/08 (%)	Market value at 6/30/08 (millions of euro)
Bonds issued by Telecom Italia S.p.A.
Euro	110	110	3-month Euribor+ 0.60%	4/8/04	3/30/09	100		100.238	110
Euro	850	850	3-month Euribor+ 0.20%	6/7/07	6/7/10	99.915		98.006	833
Euro	750	750	4.500%	1/29/04	1/28/11	99.560		96.106	721
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952		99.302	1,241
Euro	1,000	1,000	3-month Euribor + 0.53%	12/6/05	12/6/12	100		95.879	959
Euro	500	500	3-month Euribor + 0.63%	7/19/07	7/19/13	100		94.829	474
Euro	750	750	4.750%	5/19/06	5/19/14	99.156		91.605	687
Euro	120	120	3-month Euribor+ 0.66%	11/23/04	11/23/15	100		103.668	124
GBP	500	631	5.625%	6/29/05	12/29/15	99.878		89.047	562
Euro	400	400	3-month Euribor + 0.79%	6/7/07	6/7/16	100		104.598	418
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070		87.679	1,096
GBP	850	1,073	6.375%	6/24/04	6/24/19	98.850		91.759	984
Euro	334	334	6-month Euribor (base 365)	1/1/02	1/1/22	100		100	334
GBP	400	505	5.875%	5/19/06	5/19/23	99.622		84.879	429
Euro	680	680	5.250%	3/17/05	3/17/55	99.667		69.976	476
	Subtotal	10,203							9,448

Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	360.84	361	3-month Euribor + 1.30%	9/14/06	9/14/08	100		100.1556	362
Euro	1,500	1,500	5.150% (b)	2/9/99	2/9/09	99.633		99.353	1,490
Euro	2,210	2,210	6.575% (c)	7/30/99	7/30/09	98.649	(*)	100.663	2,225
Euro	138.83	139	3-month Euribor + 1.30% (d)	6/12/08	6/14/10	100		100.099	139
Euro	2,000	2,000	7.50% (a)	4/20/01	4/20/11	99.214		102.750	2,055
Euro	1,000	1,000	7.250%	4/24/02	4/24/12	101.651	(*)	102.350	1,024
Euro	850	850	6.875%	1/24/03	1/24/13	99.332		101.281	861
JPY	20,000	120	3.550%	4/22/02	5/14/32	99.250		75.710	91
Euro	1,050	1,050	7.750%	1/24/03	1/24/33	109.646	(*)	101.628	1,067
	Subtotal	9,230							9,314

Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	1,000	634.4	4.000%	10/29/03	11/15/08	99.953		99.560	632
USD	1,250	793	4.000%	10/6/04	1/15/10	99.732		98.138	778
USD	700	444	4.875%	9/28/05	10/1/10	99.898		98.764	439
USD	400	254	3-month US Libor + 0.48%	9/28/05	2/1/11	100		95.942	243
USD	850	539	3-month US Libor + 0.61%	7/18/06	7/18/11	100		95.291	514
USD	750	476	6.200%	7/18/06	7/18/11	99.826		100.923	480
USD	2,000	1,269	5.250%	10/29/03	11/15/13	99.742		94.562	1,200
USD	1,250	793	4.950%	10/6/04	9/30/14	99.651		91.934	729
USD	1,400	888	5.250%	9/28/05	10/1/15	99.370		92.082	818
USD	1,000	634.4	6.999%	6/4/08	6/4/18	100		100.750	639
USD	1,000	634.4	6.375%	10/29/03	11/15/33	99.558		88.666	562
USD	1,000	634.4	6.000%	10/6/04	9/30/34	99.081		85.756	544
USD	1,000	634.4	7.200%	7/18/06	7/18/36	99.440		97.257	617
USD	1,000	634.4	7.721%	6/4/08	6/4/38	100		101.965	647
	Subtotal	9,262							8,842

	Total	28,695							27,604

Note (a), (b), (c): see the following paragraph “Mechanism describing how coupons change on step-up/step-down bonds”.

(d)	Bonds with a 2-year extension option as elected by the bondholder. The last redemption date is 3/14/2012.

(*)	Weighted average issue price for bonds issued with more than one tranche.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website http://www.telecomitalia.it.

Mechanism describing how coupons change on step-up/step-down bonds in relation to a change in the rating

The mechanism for coupon changes on step-up/step-down bonds is described in the 2007 consolidated financial statements and on the corporate website (http://www.telecomitalia.it) under “Investors”.

Changes in Telecom Italia’s ratings

Ratings at 6/30/2008 of Telecom Italia by the major Rating Agencies are the following:

S&P’s		Moody’s		Fitch Ratings

Most recent revision March 17, 2008		Most recent revision May 12, 2008		Most recent revision March 10, 2008

Rating	Outlook	Rating	Outlook	Rating	Outlook

BBB	Stable	Baa2	Stable	BBB+	Stable

Convertible bonds can be analyzed as follows:

(millions of euro)	6/30/2008	12/31/2007
Non-current portion	526	511
Current portion	3	7

Total carrying amount	529	518

Measurement at amortized cost	45	56

Total nominal repayment amount	574	574

The following table shows the “Telecom Italia S.p.A. 1.5% 2001-2010 convertible bonds with a repayment premium”, expressed at the nominal repayment amount and at market value:

Currency	Nominal repayment amount (millions of euro)	Coupon	Underlying shares	Issue date	Maturity date	Issue price (%)	Market price 6/30/2008 (%)	Market value 6/30/2008 (millions of euro)
Convertible bonds issued by Telecom Italia S.p.A.
Euro	574	1.500%	TI S.p.A.	11/23/01	1/1/10	100	110,523	536

Medium/long-term amounts due to banks total euro 6,034 million (euro 5,543 million at December 31, 2007) and increased by euro 491 million mainly as a result of two new loans secured from the European Investment Bank for euro 344 million (a nominal amount of euro 342 million). Short-term amounts due to banks total euro 932 million, decreased by euro 117 million (euro 1,049 million at December 31, 2007) and include euro 330 million for the current portion of medium/long-term transactions due within 1 year.

Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature amount to euro 2,709 million (euro 1,942 million at December 31, 2007); the negative mark-to-market change is connected principally with the decrease in the value of the U.S. dollar and the Pound sterling against the euro and is basically compensated by a positive change in the underlying amounts. Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature total euro 436 million (euro 363 million at December 31, 2007). Additional details are provided in the Note “Derivatives”.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Medium/long-term other financial payables amount to euro 175 million (euro 197 million at December 31, 2007). They include euro 118 million for the Telecom Italia Finance S.A. loan of JPY 20,000 million due in 2029 and euro 43 million of payables to the Ministry of Economic Development. Short-term other financial payables amount to euro 786 million (euro 373 million at December 31, 2007) and include euro 450 million relating to the present value of the residual amount due to Anatel (the Brazilian regulatory authority) for the purchase of 3G licenses in Brazil, due by December 10, 2008.

Medium-long term finance lease liabilities total euro 1,766 million (euro 1,809 million at December 31, 2007) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to euro 260 million (euro 262 million at December 31, 2007).

Short-term non-hedging derivatives total euro 46 million (euro 9 million at December 31, 2007) and refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS.

At June 30, 2008, Telecom Italia Group’s unused credit lines amount to euro 7,911 million (euro 8,111 million at December 31, 2007) and include euro 6,500 million of the Revolving Credit Facility expiring in August 2014 (euro 8 billion secured, of which euro 1.5 billion is drawn down).

Approximately 98% of credit lines are denominated in euro and linked to a floating interest rate.

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2008		12/31/2007
	(millions of foreign currency)	(millions of euro)	(millions of foreign currency)	(millions of euro)
USD	14,921	9,465	12,805	8,699
GBP	1,756	2,217	1,783	2,431
BRL	3,368	1,342	1,946	746
JPY	54,999	330	31,922	193
EURO	—	29,469	—	31,567

		42,823		43,636
Discontinued operations		823		—

		43,646		43,636

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euro)	6/30/2008	12/31/2007
Up to 2.5%	1,047	85
From 2.5% to 5%	10,006	12,305
From 5% to 7.5%	21,912	22,521
From 7.5% to 10%	4,845	4,615
Over 10%	1,185	723
Accruals/deferrals, MTM and derivatives	3,828	3,387

	42,823	43,636
Discontinued operations	823	—

	43,646	43,636

However, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	6/30/2008	12/31/2007
Up to 2.5%	1,036	854
From 2.5% to 5%	14,675	15,463
From 5% to 7.5%	19,659	20,599
From 7.5% to 10%	2,575	2,610
Over 10%	1,050	723
Accruals/deferrals, MTM and derivatives	3,828	3,387

	42,823	43,636
Discontinued operations	823	—

	43,646	43,636

Gross financial debt by maturity date (divided between medium/long-term and short-term) at June 30, 2008 is as follows (carrying amounts):

	Medium/long term debt		Short-term debt	Total (excluding discontinued operations)	Discontinued operations (3)	Total (1)
By June 30, 2009	4,175	(2)	1,422	5,597	823	6,420
By June 30, 2010	6,791			6,791		6,791
By June 30, 2011	4,151			4,151		4,151
By June 30, 2012	3,846			3,846		3,846
By June 30, 2013	2,108			2,108		2,108
Beyond June 30, 2014	20,330			20,330		20,330

	41,401		1,422	42,823	823	43,646

(1)

Financial commitments include accrued liabilities and deferred income, of which euro 1 million is in non-current financial liabilities due beyond 1 year, euro 821 million in non-current financial liabilities due within 1 year and euro 18 million in other current financial liabilities.

(2)	Of which euro 362 million matures on September 14, 2008 and refers to Telecom Italia Finance S.A. extendable bonds on which bondholders elected not to extend the maturity date.

(3)	These represent payables by the Liberty Surf group to other companies of the Telecom Italia Group for euro 811 million and to third parties for euro 12 million.

NOTE 12 – NET FINANCIAL DEBT

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at June 30, 2008 and December 31, 2007 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself. This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and the net financial debt calculated according to the criteria of the Telecom Italia Group adopted in previous years and presented in the interim management report.

Net financial debt determined according to the criteria of Consob amounts to euro 37,298 million at June 30, 2008 (euro 35,831 million at December 31, 2007) and, compared to the corresponding amount determined according to the criteria of the Group, is higher by euro 126 million at June 30, 2008 (higher by euro 130 million at the end of 2007).

Net financial debt determined according to the criteria of the Group amounts to euro 37,172 million at June 30, 2008, with an increase of euro 1,471 million compared to euro 35,701 million at the end of 2007.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

CONSOLIDATED NET FINANCIAL DEBT (**)

(millions of euro)		6/30/2008	12/31/2007
Non-current financial liabilities (*):
Financial payables		32,750	33,299
Finance lease liabilities		1,766	1,809
Non-current liabilities for hedging derivatives		2,709	1,942
Other financial liabilities		1	1

	(1)	37,226	37,051
Less:
Non-current financial receivables for lessors’ net investments		(281)	(279)
Non-current assets for hedging derivatives		(334)	(286)

		(615)	(565)

TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	36,611	36,486

Current financial liabilities (*):
Financial payables		4,848	5,943
Finance lease liabilities		260	262
Current liabilities for hedging and non-hedging derivatives		482	372
Other financial liabilities		7	8

	(2)	5,597	6,585
Less:
Current financial receivables for lessors’ net investments		(147)	(149)
Current assets for hedging derivatives		(144)	(186)

		(291)	(335)

TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	5,306	6,250

Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	(C) (3)	823	—

TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	42,740	42,736

Current financial assets (*):
Securities other than investments		(166)	(390)
Financial receivables and other current financial assets		(1,124)	(377)
Cash and cash equivalents		(4,413)	(6,473)

	(4)	(5,703)	(7,240)

Less:
Current financial receivables for lessors’ net investments		147	149
Current assets for hedging derivatives		144	186

		291	335

	(E)	(5,412)	(6,905)

Financial assets relating to Discontinued operations/Non-current assets held for sale	(F) (5)	(30)	—

TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(5,442)	(6,905)

NET FINANCIAL DEBT AS PER CONSOB COMMUNICATION DEM/6064293/2006	(H=D+G)	37,298	35,831

Non-current financial assets (*):
Securities other than investments		(14)	(9)
Financial receivables and other non-current financial assets		(727)	(686)

	(6)	(741)	(695)
Less:
Non-current financial receivables for lessors’ net investments		281	279
Non-current assets for hedging derivatives		334	286

		615	565

TOTAL NON-CURRENT FINANCIAL ASSETS (*) (°)	(I)	(126)	(130)

NET FINANCIAL DEBT (**)	(L=H+I)	37,172	35,701

COMPOSITION OF NET FINANCIAL DEBT:
Total gross financial debt:
Non-current financial liabilities	(1)	37,226	37,051
Current financial liabilities	(2)	5,597	6,585
Financial liabilities directly associated with Non-current assets held for sale	(3)	823	—

		43,646	43,636

Total gross financial assets:
Non-current financial assets	(6)	(741)	(695)
Current financial assets	(4)	(5,703)	(7,240)
Financial assets included in non-current assets held for sale	(5)	(30)	—

		(6,474)	(7,935)

		37,172	35,701

(*)	Net of assets for hedging derivatives and financial receivables for lessors’ net investments.

(**)	As regards the effects of related party transactions on net financial debt, see the specific table included in the Note “Related party transactions” in the consolidated financial statements.

(°)

At June 30, 2008, the item includes: low-rate loans made to employees for euro 62 million, loans made to Aree Urbane S.r.l. for euro 26 million and Securities other than investments for euro 14 million.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Covenants and negative pledges relating to outstanding positions at June 30, 2008

The bonds in the summary do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the redemption of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; as a result, there are, for example, commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), two of them, respectively for nominal amounts of euro 350 million and euro 200 million (on a total of a nominal amount of euro 2,092 million at June 30, 2008) are not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments, it shall immediately inform EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

if Telecom Italia’s rating is lower than BBB for S&P’s, Baa2 for Moody’s and BBB for Fitch, the company shall immediately inform EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia fails to provide the guarantees, EIB shall have the right to demand immediate repayment of the amount disbursed;

•

the company is obliged to promptly advise the bank about changes in the allocation of share capital among the shareholders which could bring about a change in control. Failure to communicate this information would result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the investment project underlying the EIB loan.

The syndicated bank lines of Telecom Italia do not contain financial covenants (e.g. ratios such as Debt/Ebitda, Ebitda/Interest etc.) which would oblige Telecom Italia to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.15% and a maximum of 0.425% for the line expiring in 2010 and a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge conditions are also found in the export credit loan agreements.

The syndicated bank lines (as well as an export credit agreement for a residual nominal amount of euro 125 million at June 30, 2008) consider the case where a party, other than the current relative majority shareholder or permitted acquiring shareholders (permitted acquiring shareholders, including the shareholders of Telco S.p.A.), acquires control of Telecom Italia, individually or jointly. In that case, a 30-day period is established during which the parties shall negotiate the terms with which to continue the relationship.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

In the documentation of loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profit ratios and debt ratios) as well as the usual other pledge clauses, under pain of a request for the early repayment of the loan.

With the understanding that there are no financial covenants on the loan contracts of the Group, it should be pointed out, finally, that at June 30, 2008, no covenant of any other type, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

NOTE 13 – EMPLOYEE BENEFITS

Employee benefits increased from euro 1,169 million at December 31, 2007 to euro 1,455 million. Details are as follows:

(millions of euro)	12/31/2007	Increase	Decrease	6/30/2008
Provision for employee severance indemnities (a)	1,120	29	17	1,132
Provisions for pension plans	31	1	8	24
Provisions for termination benefit incentives	18	283	2	299
Total other provisions for employee benefits (*) (b)	49	284	10	323

Total (a+b)	1,169	313	27	1,455

of which:
Non-current portion	1,151			1,350
Current portion (*)	18			105

(*)	The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group. The balance increased by euro 12 million as a result of the employee severance indemnity expense charged to the income statement (euro 25 million) and the actuarial losses arising also from the increase in the inflation rate reported during the six months (euro 4 million). The increase was partly compensated by utilizations for indemnities paid to employees who terminated employment and advances (for a total of euro 17 million).

The effect on the income statement (Employee benefits expenses) is as follows:

(millions of euro)	1st Half 2008	1st Half 2007
Current service cost (*)	…	59
Finance expenses	25	25
Net actuarial (gains) losses recognized during the period	4	2

Actuarial (gains) losses resulting from 2007 pension reform	—	(31)

Total expenses	29	55

Effective return on plan assets	n/a	n/a

(*)

In the first half of 2008, the portions assigned to the INPS Treasury Fund or to supplementary pension funds were recorded in “Employee benefits expenses” under “Social security expenses” except for euro 0.1 million of the current portions relating to employees with less than 50 employees, while in the first half of 2007 they had been recorded, conventionally and in the absence of the relative detailed disclosure elements, in “Employee severance indemnities expenses”.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group. The reduction mainly refers to the exclusion of Entel Bolivia from the scope of consolidation.

Provisions for termination benefit incentives increased in respect of the mobility procedure under Law 223/91 begun on June 26, 2008 by the Parent, Telecom Italia.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 14 – PROVISIONS

Provisions decreased from euro 1,547 million at December 31, 2007 (of which euro 1 million relates to the Liberty Surf group) to euro 1,406 million. The composition and changes in provisions are as follows:

(millions of euro)	12/31/2007	Increase	Used through income statement	Used directly	Exchange differences and other	6/30/2008
Provision for taxation and tax risks	330	64	—	(2)	2	394
Provision for restoration costs	427	13		(10)	3	433
Provision for legal disputes	385	71		(155)	2	303
Provision for commercial risks	95	5	(2)	(2)	(1)	95
Provision for risks and charges on investments and corporate-related transactions	208	1		(12)	(78)	119
Other provisions	102	1		(32)	(9)	62

Total	1,547	155	(2)	(213)	(81)	1,406

of which:
Non-current portion	903					775
Current portion	644					631

Provision for taxation and tax risks increased following adjustments made in respect of disputes in progress.

Provision for legal disputes decreased mainly as a result of transactions by the Parent, Telecom Italia, relating to disputes with Fastweb and H3G.

Provision for risks and charges on investments and corporate-related transactions decreased by euro 78 million following the nationalization of Entel Bolivia, which led to the deconsolidation of the investment and the consequent reclassification of the provision to reduce the carrying amount of the investment; provisions also decreased by euro 12 million largely for the use of the provision for the payment to Telvenco (euro 10 million) for guarantees provided at the time of Digitel Venezuela’s disposal.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 15 – TRADE AND MISCELLANEOUS PAYABLES AND OTHER CURRENT LIABILITIES

Trade and miscellaneous payables and other current liabilities decreased from euro 12,380 million at December 31, 2007 to euro 11,183 million. The composition is as follows:

(millions of euro)			6/30/2008	12/31/2007
Payables on construction work	(A	)	25	23
Trade payables:
• Payables to suppliers			4,384	6,053
• Payables to other telecommunication operators			1,793	1,822

	(B	)	6,177	7,875
Tax payables	(C	)	1,005	549
Miscellaneous payables and other current liabilities:
• Payables for employee compensation			479	505
• Payables to social security agencies			353	411
• Trade and miscellaneous deferred income			857	833
• Advances received			15	28
• Customer-related items			1,175	1,148
• Payables for “TLC operating fee”			25	44
• Dividends approved, but not yet paid to shareholders			28	25
• Other current liabilities			308	277
• Employee benefits (except for Employee severance indemnities) for current portions expected to be settled within 1 year			105	18
• Provisions for current portions expected to be settled within 1 year			631	644

	(D	)	3,976	3,933

Total	(A+B+C+D	)	11,183	12,380

Trade payables (all due within 1 year) of euro 6,177 million (euro 7,875 million at December 31, 2007) mainly refer to Telecom Italia (euro 4,438 million) and the Tim Brasil group (euro 755 million).

Tax payables, of euro 1,005 million (euro 549 million at December 31, 2007), particularly refer to the Parent for a total of euro 792 million (which include VAT payable for euro 624 million and the government concession tax for euro 106 million) and the Brazilian mobile telephone companies for euro 182 million. The increase in tax payables is due to a higher balance of VAT payable since the payable at the end of the year was reduced by the VAT payment on account.

NOTE 16 – INCOME TAX PAYABLES (CURRENT AND NON-CURRENT)

Income tax payables are composed as follows:

(millions of euro)	6/30/2008	12/31/2007
Medium/long term income tax payables (substitute tax)	160	—

Current income tax payables:
• Substitute tax	373	—
• Income taxes	128	197

	501	197

TOTAL INCOME TAX PAYABLES (CURRENT AND NON-CURRENT)	661	197

Telecom Italia and some Italian subsidiaries took advantage of the right, established by Law 244 dated December 24, 2007 (Italian Budget Law 2008) to:

•

adjust, for certain balance sheet items, the relative tax amounts to the statutory amounts existing at December 31, 2007; these differences, arising as a result of the off-book deduction of accelerated

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

depreciation and other expenses in the tax returns, have been subjected to the substitute tax of IRES and IRAP. Specifically, exercising this right meant:

•

recognition of a substitute tax of euro 532 million, of which euro 372 million is included in Current income tax payables and euro 160 million in Non-current income tax payables - Medium/long-term income tax payables;

•	recognition of income tax benefits, under income taxes, equal to euro 1,046 million, arising from the reversal of deferred income tax liabilities posted off-books in respect of tax deductions;

•

apply the substitute tax, for certain balance sheet items of the companies participating in the national consolidated tax return, to the amount of the differences between the relative statutory amounts and the tax amounts. Exercising this right meant:

•	recognition of a substitute tax of euro 1 million in Current income tax payables;

•	recognition of income tax benefits, under income taxes, of euro 2 million against Deferred tax assets.

Current income tax payables not only include the above substitute tax but also the liability due to the tax authorities by Telecom Italia for 2007 income taxes equal to euro 102  million, in respect of the liability arising from the adoption of the national consolidated tax return.

NOTE 17 – DERIVATIVES

Derivative financial instruments are used by the Telecom Italia Group to manage its exposure to foreign exchange rate and interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to within predetermined operational limits.

Derivative financial instruments at June 30, 2008 are principally used to manage debt positions. They include interest rate swaps (IRS) and interest rate options (IRO) to reduce interest rate exposure on fixed-rate and floating-rate bank loans and bonds, as well as cross currency and interest rate swaps (CCIRS), currency forwards and currency options to convert the loans secured in different foreign currencies to the functional currencies of the various companies of the Group.

IRS and IRO transactions, respectively, involve or can involve, at specified maturity dates, the exchange of flows of interest calculated on the notional amount at the agreed fixed or floating rates, with the counterparts.

The same also applies to CCIRS transactions which, in addition to the settlement of periodic interest flows, can involve the exchange of principal, in the respective currencies of denomination, at maturity and at another date.

The following tables show the derivative transactions put into place by the Telecom Italia Group at June 30, 2008, divided between fair value hedge derivatives (Table 1 – Fair Value Hedge Derivatives), cash flow hedge derivatives (Table 2 – Cash Flow Hedge Derivatives) and non-hedge accounting derivatives (Table 3 – Non-Hedge Accounting Derivatives) in accordance with IAS 39:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Table 1 – Fair Value Hedge Derivatives

Description	Notional amount (millions of euro)	Mark-to-Market (Clean Price) (millions of euro)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2008 on the USD 1,000 million (equivalent amount of euro 634 million at 6/30/2008) 5-year tranche of the bonds issued by Telecom Italia Capital S.A. for a total amount of USD 4,000 million in October 2003	850	(216)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2032 on Telecom Italia Finance S.A. bonds of JPY 20 billion (equivalent amount of euro 120 million at 6/30/2008) originally issued by Olivetti Finance N.V. (2002-2032)	172	(88)
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in October 2004 for a total amount of USD 3,500 million (equivalent amount of euro 2,220 million at 6/30/2008) (5-year tranche of USD 1,250 million, 10-year tranche of USD 1,250 million and 30-year tranche of USD 1,000 million)	2,831	(639)
CCIRS transactions put into place by Telecom Italia Capital S.A. on bonds issued by Telecom Italia Capital S.A. in September 2005 for a total amount of USD 2,500 million (equivalent amount of euro 1,586 million at 6/30/2008) (5-year tranche of USD 700 million, 5.35-year tranche of USD 400 million and 10-year tranche of USD 1,400 million)	2,068	(491)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing in July 2011 on bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of USD 2,600 million on the two 5-year tranches for a total of USD 1,600 million (equivalent amount of euro 1,015 million at 6/30/2008)	1,264	(236)

Total Fair Value Hedge Derivatives	7,185	(1,670)

➢

On the tranche maturing in November 2008 for USD 1,000 million (euro 850 million) relating to the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of USD 4,000 million, CCIRS contracts were put in place converting the coupon rate of 4% in USD to the 3-month Euribor.

➢

For euro 172 million, on the bonds 2002-2032 of JPY 20 billion with a 3.55% fixed rate coupon maturing May 2032, originally issued by Olivetti Finance N.V. and now carried by Telecom Italia Finance S.A., the following transactions were put in place:

✓	by Telecom Italia Finance S.A., an IRS contract under which Telecom Italia Finance S.A. receives the semiannual coupon of 3.55% in JPY and pays a semiannual floating rate in JPY;

✓	by Telecom Italia S.p.A., a CCIRS contract, on a floating rate intragroup loan in JPY, under which Telecom Italia S.p.A. receives 6-month Libor in JPY and pays 6-month Euribor.

➢

On the bonds of USD 3,500 million issued by Telecom Italia Capital S.A. in October 2004, Telecom Italia Capital S.A. put in place CCIRS contracts for euro 2,831 million converting the coupon fixed rate in USD to the 6-month Euribor.

➢

On the bonds of USD 2,500 million issued by Telecom Italia Capital S.A. in September 2005, Telecom Italia Capital S.A. put in place CCIRS contracts for euro 2,068 million converting the coupon rate in USD to the 6-month Euribor.

➢

On the two tranches maturing July 2011 for USD 1,600 million (euro 1,264 million) of bonds for a total of USD 2,600 million issued by Telecom Italia Capital S.A. in July 2006, Telecom Italia Capital S.A. put into place CCIRS contracts converting the coupon rate (respectively, of 6.2% in USD and the USD 3-month Libor +0.61%) to the 6-month Euribor.

The selected method to test the effectiveness, retrospectively and prospectively, of Fair Value Hedge derivatives is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Table 2 – Cash Flow Hedge Derivatives

Description	Notional amount (millions of euro)	Mark-to-Market (Clean Price) (millions of euro)
Forward purchase transactions of USD 1 million put into place by Telecom Media News S.p.A. maturing up to December 2008	1	—
USD Call / EUR Put options purchased by Telecom Media News S.p.A. maturing December 2009, December 2010 and February 2011	3	—
Forward purchase transaction of USD 6 million maturing June 2013 put into place by Elettra TLC S.p.A.	4	—
USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge contractual flows of USD 68 million maturing up to June 2013	38	1
Commodity swap transactions on energy indexes put into place by Telenergia S.r.l. maturing December 2008 for a total of 700 thousand MWh (equivalent amount of euro 45 million)	45	2
IRS transactions put into place by Telecom Italia S.p.A. maturing March 2009 on bonds of euro 110 million issued by Telecom Italia S.p.A. (2004-2009)	110	2
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2013 on the 10-year tranche of USD 2,000 million (equivalent amount of euro 1,269 million at 6/30/2008) on bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of USD 4,000 million	1,709	(391)
IRS transactions put into place by Telecom Italia S.p.A. maturing November 2015 on bonds of euro 120 million issued by Telecom Italia S.p.A. (2004-2015)	120	12
CCIRS transactions put into place by Telecom Italia S.p.A. maturing December 2015 on bonds of GBP 500 million (equivalent amount of euro 631 million at 6/30/2008) issued by Telecom Italia S.p.A. in June 2005	751	(96)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing June 2019 on bonds of GBP 850 million (equivalent amount of euro 1,073 million at 6/30/2008) issued by Telecom Italia S.p.A. in June 2004	1,258	(168)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing May 2023 on bonds of GBP 400 million (equivalent amount of euro 505 million at 6/30/2008) issued by Telecom Italia S.p.A. in May 2006	587	(82)
IRS transaction put into place by Telecom Italia S.p.A. maturing December 2010 on floating-rate bonds of euro 1,000 million issued by Telecom Italia S.p.A. in December 2005 and maturing December 2012	1,000	31
CCIRS transactions put into place by Telecom Italia S.p.A. maturing October 2029 related to the “Dual-Currency” loan with a notional principal of JPY 20 billion (equivalent amount of euro 120 million at 6/30/2008) originally received by Olivetti International Finance N.V. and now carried by Telecom Italia Finance S.A.	174	(67)
CCIRS transactions put into place by Telecom Italia S.p.A. maturing November 2033 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in October 2003 for a total amount of USD 4,000 million	849	(210)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing July 2036 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in July 2006 for a total amount of USD 2,600 million	791	(50)
IRS transactions put into place by Telecom Italia S.p.A. maturing July 2013 on floating-rate bonds of euro 500 million issued by Telecom Italia S.p.A. in July 2007 and maturing July 2013	500	17
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2018 on the 10-year tranche of USD 1,000 million (equivalent amount of euro 634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in June 2008 for a total of USD 2,000 million	642	(3)
CCIRS transactions put into place by Telecom Italia Capital S.A. maturing June 2038 on the 30-year tranche of USD 1,000 million (equivalent amount of euro 634 million at 6/30/2008) on the bonds issued by Telecom Italia Capital S.A. in June 2008 for a total of USD 2,000 million	645	(10)

Total Cash Flow Hedge Derivatives	9,227	(1,012)

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

➢

Forward purchase transactions in USD, for an equivalent amount of euro 1 million, put into place by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in USD originally from January 2007 to December 2008.

➢

USD call / EUR put options, for an equivalent amount of euro 3 million, purchased by Telecom Media News S.p.A. to hedge the exchange rate risk on the commitment to make monthly payments in USD from January 2009 to February 2011.

➢

Forward purchase transaction for USD 6 million (maturing June 2013) for an equivalent of a total of euro 4 million, put into place by Elettra TLC S.p.A. to hedge the exchange rate risk on its contractual flows from ship charter activities.

➢

USD/EUR collar options purchased by Elettra TLC S.p.A. to hedge the exchange rate risk of its contractual flows from ship charter activities equal to USD 50 million maturing up to June 2013 (monthly maturities); by virtue of these hedging transactions the equivalent amount is set in a range of between euro 33 and 38 million.

➢

On the supply contract for electricity contracted by Telenergia with the counterparts Edison and Eni for the year 2008, for a notional amount of euro 45 million, two Commodity Swaps were put into place converting the variable PE and Et energy prices to fixed annual prices, respectively, equal to euro 66.10/MWh and euro 61.80/MWh.

➢

On the bonds 2004-2009 of euro 110 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing March 2009, Telecom Italia S.p.A. put in place an IRS contract converting the 3-month Euribor to an annual fixed rate of 3.35%.

➢

On the tranche maturing in November 2013 of USD 2,000 million (euro 1,709 million) on the bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of USD 4,000 million, Telecom Italia S.p.A. put in place CCIRS contracts converting the coupon rate of 5.25% in USD to a fixed rate of 5.035% in euro.

➢

On the bonds of euro 120 million at a quarterly floating rate issued by Telecom Italia S.p.A. maturing in November 2015, Telecom Italia S.p.A. put in place IRS contracts converting the 3-month Euribor to an annual fixed rate of 4.161%.

➢

On the bonds 2005-2015 of GBP 500 million (euro 751 million) issued by Telecom Italia S.p.A. in June 2005, Telecom Italia S.p.A. put in place CCIRS contracts converting a rate of 5.625% in GBP to a fixed rate of 4.34% in euro.

➢

On the GBP 850 million bonds issued by Telecom Italia S.p.A. in June 2004, Telecom Italia S.p.A. put into place CCIRS contracts for euro 1,258 million, maturing June 2019, converting the fixed rate of 6.375% in GBP to a fixed rate of 5.31% in euro.

➢

On the bonds 2006-2023 of GBP 400 million (euro 587 million) issued by Telecom Italia S.p.A. in May 2006, Telecom Italia S.p.A. put into place CCIRS contracts converting a rate of 5.875% in GBP to a fixed rate of 5.53% in euro.

➢

On the bonds 2005-2012 of euro 1,000 million issued by Telecom Italia S.p.A. in December 2005, Telecom Italia S.p.A. put into place IRS contracts converting the Euribor +0.53% coupon rate to a fixed rate of 4.54% in euro up to December 2010.

➢

With reference to the “Dual Currency” loan with a notional principal of JPY 20 billion (USD 186 million) and a 5% fixed interest rate with a step-up of +0.45% in USD maturing October 2029, originally received by Olivetti International Finance N.V., now carried by Telecom Italia Finance S.A., the following was put into place for euro 174 million:

✓	by Telecom Italia Finance S.A., an IRS contract converting the 5% fixed rate in USD to the 6-month Libor in JPY;

✓	by Telecom Italia S.p.A., a CCIRS contract with which Telecom Italia S.p.A., with regard to the intragroup loan in JPY, receives 6-month Libor in JPY and pays 6-month Euribor;

✓	by Telecom Italia S.p.A. an IRS contract converting the semiannual floating rate in euro to a 6.94% fixed rate up to maturity.

➢

On the tranche of USD 1,000 million (euro 849 million) maturing in November 2033 on bonds issued in October 2003 by Telecom Italia Capital S.A. for a total amount of USD 4,000 million, CCIRS contracts were put into place converting the coupon rate of 6.375% in USD to the fixed rate of 6% in euro.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

➢

On the tranche of USD 1,000 million (euro 791 million) maturing in July 2036 on bonds issued in July 2006 by Telecom Italia Capital S.A. for a total of USD 2,600 million, CCIRS contracts were put into place converting the coupon rate of 7.20% in USD to the fixed rate of 5.88% in euro.

➢

On the bonds of euro 500 million issued by Telecom Italia S.p.A. at a quarterly variable rate maturing July 2013, an IRS was put into place converting the quarterly Euribor rate to an annual fixed rate of 4.334%.

➢

On the tranche of USD 1,000 million (euro 642 million) maturing June 2018 on bonds issued in June 2008 by Telecom Italia Capital S.A. for a total amount of USD 2,000 million, CCIRS contracts were put into place converting the coupon rate of 6.999% in USD to a fixed rate of 7.0123% in euro.

➢

On the tranche of USD 1,000 million (euro 645 million) maturing June 2038 on bonds issued in June 2008 by Telecom Italia Capital S.A. for a total amount of USD 2,000 million, CCIRS were put into place converting the coupon rate of 7.721% in USD to a fixed rate of 7.4512% in euro.

The hedge of cash flows by derivatives designated as Cash Flow Hedges at June 30, 2008 was highly effective and led to:

•	recognition of an unrealized gain in equity of euro 18 million;

•	the transfer from equity to the income statement of net losses from exchange rate adjustments of euro 375 million.

Furthermore, in the first half of 2008, movements in the Reserve for fair value adjustments of hedging instruments included transactions put into place and concluded during the period. In particular, in relation to the Term Loan secured in December 2004 and due in January 2010, during the first half the Group put into place interest rate swaps for a total notional amount of euro 1.5 billion. These derivatives were closed early in the month of March 2008 and the Group terminated the related cash flow hedging transaction. This transaction will produce its effects on the income statement when financial amortization is taken on the underlying hedge. At June 30, 2008, the total gain of the hedging instrument remaining recognized in the Reserve for fair value adjustments of hedging instruments amounts to euro 4 million. The positive impact released to the income statement in the first half of 2008 amounts to euro 1 million.

The transactions hedged by Cash Flow Hedges generate cash flows and will produce economic effects on the income statement in the periods indicated in the following table:

Currency of denomination	Notional amount in currency of denomination (million)	Start of period	End of period	Rate applied	Interest period
EURO	110	July 08	Mar 09	EURIBOR 3M + 0.60%	Quarterly
USD	2,000	July 08	Oct 13	5.25%	Semiannually
EURO	120	July 08	Nov 15	EURIBOR 3M + 0.66%	Quarterly
GBP	500	July 08	June 15	5.63%	Annually
GBP	850	July 08	June 19	6.38%	Annually
GBP	400	July 08	May 23	5.88%	Annually
EURO	1,000	July 08	Dec 10	EURIBOR 3M + 0.53%	Quarterly
USD	186	July 08	Oct 29	5.45%	Semiannually
USD	1,000	July 08	Nov 33	6.38%	Semiannually
USD	1,000	July 08	July 36	7.20%	Semiannually
EURO	500	July 08	July 13	EURIBOR 3M + 0.63%	Quarterly
USD	1,000	July 08	June 18	6.999%	Semiannually
USD	1,000	July 08	June 38	7.721%	Semiannually
EURO	1,500	July 08	Jan 10	EURIBOR + 0.30%	Variable

The selected method to test the effectiveness, retrospectively and prospectively, of Cash Flow Hedge derivatives, whenever the main terms do not fully coincide, is the Volatility Risk Reduction (VRR) Test. This test assesses the ratio between the portfolio risk (where the portfolio means the derivative and the item hedged) and the risk of the hedged item taken separately. In short, the portfolio risk must be significantly less than the risk of the item hedged.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The ineffective portion recognized in the income statement from designated Cash Flow Hedges in the first half of 2008 is immaterial.

Table 3 – Non-Hedge Accounting Derivatives
Description	Notional amount (millions of euro)	Mark-to-Market (Clean Price) (millions of euro)
IRS transactions maturing July 2011 put into place on bonds of USD 850 million issued by Telecom Italia Capital S.A. (2006-2011)	100	(2)
IRS transactions maturing November 2012 put into place by Telecom Italia Finance S.A.	100	—
FRA transactions maturing between October 2008 and March 2009 put into place by Telecom Italia Finance S.A.	600	—
Interest rate and foreign exchange contracts put into place by Group companies	722	(33)

Total Non-Hedge Accounting Derivatives	1,522	(35)

➢

On the 2006-2011 bonds of USD 850 million maturing July 2011 issued by Telecom Italia Capital S.A., Telecom Italia Finance S.A. put into place IRS for a total of euro 100 million under which Telecom Italia Finance S.A. receives the floating rate in euro plus a spread if the 10-year USD rate is higher than the 2-year USD rate and pays a semiannual floating rate in euro.

➢

IRS transactions maturing November 2012 put into place by Telecom Italia Finance S.A. for euro 100 million under which Telecom Italia Finance S.A. pays the difference between the 2-year USD swap rate and the 2-year U.S. government rate and receives an average fixed rate of 0.8225%. The company is not exposed to any foreign currency exchange risk.

➢	Forward Rate Agreement transactions with maturities between October 2008 and March 2009 put into place by Telecom Italia Finance S.A. for euro 600 million.

➢	Interest rate and foreign exchange rate contracts of euro 722 million comprise:

✓	foreign exchange rate transactions of Telecom Italia S.p.A. for euro 18 million;

✓	foreign exchange rate transactions of Telecom Italia Finance S.A. for euro 133 million;

✓	foreign exchange rate transactions of Telecom Italia Capital S.A. for euro 5 million;

✓	foreign exchange rate transactions of Telecom Italia Sparkle S.p.A. for euro 9 million;

✓	Interest rate and foreign exchange rate transactions of Tim Celular S.A. for euro 515 million;

✓	Interest rate and foreign exchange rate transactions of Tim Nordeste S.A. for euro 42 million.

The following table presents the derivatives of the Telecom Italia Group by type:

Type	Hedged Risk	Notional amount at 6/30/2008 (millions of euro)	Notional amount at 12/31/2007 (millions of euro)	Mark-to-Market Spot (Clean Price) at 6/30/2008 (millions of euro)	Mark-to-Market Spot (Clean Price) at 12/31/2007 (millions of euro)
Cross Currency and Interest Rate Swaps	Interest rate risk and foreign currency exchange rate risk	7,185	7,185	(1,670)	(1,266)

Total Fair Value Hedge Derivatives		7,185	7,185	(1,670)	(1,266)

Interest Rate Swaps	Interest rate risk	1,730	1,230	62	26
Cross Currency and Interest Rate Swaps	Foreign currency exchange rate risk	7,406	6,119	(1,077)	(686)

Commodity Swap	Commodity risk	45	—	2	—

Forward and FX Options	Foreign currency exchange rate risk	46	60	1	—

Total Cash Flow Hedge Derivatives		9,227	7,409	(1,012)	(660)

Non-Hedge Accounting Derivatives		1,522	724	(35)	3

Total Telecom Italia Group Derivatives		17,934	15,318	(2,717)	(1,923)

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 18 – ASSETS PLEDGED AS COLLATERAL FOR FINANCIAL LIABILITIES

The contracts for easy-term loans granted by the Brazilian development bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to certain operating companies of the Tim Brasil group for a total equivalent amount of euro 429 million are guaranteed by a part of the receipts of those companies which pass through bank accounts that are pledged in favor of BNDES. The bank will have access to such amounts only in the case of default by the company, otherwise the funds are automatically transferred to accounts on which the company has full access.

NOTE 19 – CONTINGENT ASSETS AND LIABILITIES, COMMITMENTS AND OTHER GUARANTEES

The main legal, arbitration and tax proceedings in which companies of the Telecom Italia Group were involved at June 30, 2008 are described below. For the disputes considered likely to have an adverse outcome, the Group has made provisions totaling euro 370 million; for those where an adverse outcome is considered unlikely or for which a reliable estimate cannot be made of the amount, no provisions have been made.

In addition to the potential liabilities reported below, this note also describes the potential asset in connection with the restitution of the 1998 licence fee, amounting to euro 529 million plus interest.

a) Potential liabilities

FASTWEB

In June 2008 Telecom Italia and Fastweb signed an agreement for the out-of-court settlement of various disputes between the parties, pending or threatened, discussed in the Annual Report for 2007 and the first Quarterly Report for 2008.

In particular, the settlement covered:

•	Fastweb’s claim for damages in connection with allegedly anti-competitive conduct by Telecom Italia, sanctioned by the Antitrust Authority at the conclusion of Case A/351;

•	the arbitration proceeding initiated by Fastweb in December 2006 concerning the mobile termination fees charged by Telecom Italia up to December 31, 2006; and

•

the arbitration proceeding initiated by Telecom Italia in December 2005 concerning the fixed termination fees charged by Fastweb from December 2003 onwards, in part decided and in part suspended by an arbitration award issued on May 15, 2007.

***

Still pending before the Milan Court of Appeal is the action brought for damages of euro 970 million by Fastweb in October 2007 in relation to the alleged abusiveness of Telecom Italia’s win-back strategy in the markets for the supply of fixed voice telephony services to residential users and non-residential users and retail broadband Internet access.

The action brought by Fastweb on the merits of the case is based on the order issued on May 16, 2006 in which the Milan Court of Appeal, upholding an urgent appeal by Fastweb, had prohibited Telecom Italia from continuing with allegedly abusive conduct consisting in the use of information on former clients by its marketing departments for targeted win-back activities, the encouragement of its sales network through increased commissions with a view to excluding Fastweb from the markets concerned, and the denigration of Fastweb. Telecom Italia has defended the case, contesting Fastweb’s claims.

It should also be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

WIND

Following Antitrust Authority Case A/351, which ended with Telecom Italia being ordered to pay a fine of euro 115 million for alleged abuses of dominant position, in November 2007 Wind initiated an action against Telecom Italia before the Milan Court of Appeal with a request for damages of euro 545 million for anti-competitive conduct.

Wind alleged that Telecom Italia’s abusive conduct had prevented it from increasing its sales of fixed communication services (voice telephony and value-added services, data transmission, Internet access and services to other operators) and mobile telephony services to business customers.

Telecom Italia defended the case, arguing that Wind’s assertions and claims for damages were unfounded. In August 2008 Telecom Italia and Wind reached an out-of-court settlement of the dispute.

***

In January 2008 Wind brought an action for damages of approximately euro 600 million under Article 82 of the EC Treaty before the Milan Court as a result of allegedly abusive conduct by Telecom Italia in the market for the supply of wholesale services and in the market for retail services to residential and micro-business customers.

In particular, Wind asserted that Telecom Italia had engaged in illegitimate conduct consisting in aggressive retention and win-back campaigns aimed at retaining customers who were about to switch to Wind or recovering former customers who had already switched to Wind, including by means of the use of confidential commercial information, and in systematically preparing irregular commercial offers which often could not be promptly replicated by competitors. Telecom Italia has defended the case, contesting Wind’s assertions and claims for damages.

It should be noted that in July 2008 the Antitrust Authority extended the deadline for assessing the undertakings proposed by Telecom Italia in connection with the investigation of win-back activities from June 15, 2008 to December 15, 2008.

VODAFONE

Proceedings are still under way before the Milan Court of Appeal in the action brought under Article 33 of Law 287/1990 by Vodafone against Telecom Italia in July 2006 for damages, initially quantified at approximately euro 525 million and subsequently revised to euro 759 million, in relation to Telecom Italia’s alleged abuse of dominant position consisting in the exploitation of its position in fixed telephony markets to strengthen its position in the contiguous market for mobile communication services, with exclusionary effects to the detriment of its competitor.

According to Vodafone, Telecom Italia had abused its dominant position in the fixed telephony market and taken advantage of its market power in the supply of mobile telephony services and the restructuring of the Group with the organizational and functional integration of Telecom Italia and Tim by: (a) exploiting the information it held as the incumbent fixed telephony operator to create client profiles and offer targeted mobile communication services and combined fixed/mobile services; (b) using strategic information regarding fixed telephony to compete in the mobile telephony market with offers that competitors could not replicate; (c) offering discounts for fixed telephony services to take clients away from Vodafone in the mobile telephony market; and (d) using the 187 service to promote mobile communication services.

The conduct in question is alleged to have concerned business customers as well as residential customers and to have also involved violation of the law on the protection of personal data.

Telecom Italia has defended the case, contesting Vodafone’s assertions and the admissibility of its claims.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

H3G

The two disputes with H3G reported in the Annual Report for 2007 were the subject of an out-of-court settlement reached between the parties in April 2008.

Under the agreement the actions for damages brought by H3G before the Milan Court, based respectively on allegedly anti-competitive conduct by Telecom Italia against H3G referred to in the Antitrust Authority Case A/357 and allegedly illegitimate retention and win-back practices used in campaigns aimed at H3G mobile customers, have been dropped. The settlement has also made it possible to conclude a dispute pending before the Communications Regulatory Authority concerning texts originating on the Telecom Italia network and terminating on the H3G network and to close a number of questions involving commercial matters.

APPEALS AGAINST THE LICENCE FEE

Some appeals are still pending before the Lazio Regional Administrative Court in which judgment is not expected in the near future. They were filed by Telecom Italia and Tim and concern the base for calculating the licence fee. In particular:

•

the appeal submitted by Telecom Italia in 2003 for the annulment of the letter dated July 9, 2003 ordering the Company to pay euro 72 million as the balance of the licence fees for the years 1997-98, of which euro 31 million for 1997 and euro 41 million for 1998;

•

the appeal submitted by Tim in 2003 for the annulment of the letter dated May 23, 2002, in which the Ministry of Communications had requested payment of the balance of the licence fees for the years 1996-98 amounting to euro 14 million.

TAX DISPUTES

•

Between October and November 2007 the Company received four reports from the Finance Police for the tax periods from 2002 to 2006 concerning Telecom Italia and the companies merged into it (Old Telecom Italia, Tim and Tim Italia). The most important objections concerned the write-down of the Telecom Italia shares held by Olivetti (2002 financial statements), the criteria for deducting the levy on telephony (2002 financial statements of Telecom Italia and Tim) and for the taxation of the prior-year profit stated in the 2004 financial statements after the Lazio Regional Administrative Court ruled that such levy was not due for the year 1999, and the tax treatment applied in 2003 to the disposal of the equity interest in the so-called “new Seat”, fruit of the spin-off of Seat Pagine Gialle (now Telecom Italia Media).

The competent offices of the tax authorities have decided not to pursue the objection concerning the deduction of the levy on mobile telephony in 2002 and are still examining the others.

On January 29, 2008 the Revenue Agency’s Milan 1 Office sent a request for clarifications under the fourth paragraph of Article 37-bis of Presidential Decree 600/1973 concerning the merger of Telecom Italia into Olivetti and the spin-off of Seat Pagine Gialle.

On March 6, 2008 the Company filed an exhaustive response to the above questionnaire.

The objections set out in the reports, except for that concerning the deduction of the levy on mobile telephony in 2002, would involve additional income taxes of euro 2.5 billion.

The Company considers that it can prove that it interpreted and applied the rules correctly.

•

As already stated in the financial reports for 2006 and 2007, on January 26, 2007 the Company received the report containing the Revenue Agency’s conclusions with regard to the tax audit of the 2002 merger of BLU into Tim.

On December 12, 2007 it received the consequent notice of assessment.

This calls for the payment of euro 436 million additional corporate income tax (IRPEG) and regional tax on productive activities (IRAP), plus fines and interest amounting to about euro 492 million. The Company has filed an appeal before the Turin Provincial Tax Commission.

Lastly, on May 7, 2008 the Company received the call for payment based on the assessment notice of half the tax in relation to the main complaint (use of BLU’s tax losses) plus legal additions, for a total of euro 182 million. On May 13, 2008 the Company applied for the suspension of the collection of the

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

above amount and on June 26, 2008 the Turin Provincial Tax Commission issued an order in Telecom Italia’s favour, granting a suspension until the judgment on the appeal against the assessment notice.

It should be noted that the disputes described above are the subject of technical meetings between the Company and the Revenue Agency to verify the possibility of arriving at a settlement of the questions still open, using the instruments available under the law currently in force (especially assessment with adhesion and judicial settlement). The allocations made to tax provisions have been determined partly on the basis of a reasonable estimate of the amount that could result from such a settlement.

***

It should also be noted that in 2007 Telecom Italia Sparkle received various requests for information from the judicial authorities in connection with an investigation of one of its suppliers for an alleged value-added-tax fraud perpetrated in complicity with other (Italian and foreign) persons operating in the market for “Premium” telecommunications services. In brief, Telecom Italia Sparkle had concluded standard Virtual Transit Service contracts under which it collected traffic generated by Premium services and aggregated by its EU customers abroad and then routed it towards the terminal destinations managed by the supplier.

As a precaution, Telecom Italia Sparkle has interrupted business relationships with the persons under investigation. The Company, among other things on the basis of the opinions of outside advisors, considers that it acted in compliance with the legislation in force.

COMMITAL FOR TRIAL OF TELECOM ITALIA S.P.A. UNDER LEGISLATIVE DECREE 231/2001

In July 2008 Telecom Italia S.p.A. was notified of the filing of the concluding documents of the investigation, and the simultaneous notification of the Company’s being under investigation for administrative offences under Legislative Decree 231/2001 following the inquiry carried out by the public prosecutor at the Milan court into the matters that involved the Company’s Security Function. In this case some former employees and collaborators of the Company are under investigation – among other things – for allegedly having committed the crime under Legislative Decree 231/2001 of corruption of public officials.

It should be noted that in the meantime Telecom Italia has declared itself a victim of the conduct of some of the persons under investigation and, on the one hand, will continue to cooperate with the judicial authorities while preparing an appropriate defense with regard to its liability under Legislative Decree 231/2001 and, on the other, has instructed its lawyers to take all the steps necessary against the persons who in various ways are responsible for the material and reputational harm suffered by the Group. In this context the Company will intervene as a civil party in the criminal proceeding.

At all events, without prejudice to the possibility of having recourse to the alternative plea bargaining procedure, the risk Telecom Italia runs, if its responsibility under Legislative Decree 231/2001 is confirmed, is to incur a fine of up to about euro 1.5 million, increasable by a maximum of three times. In the case in question the application of interdictive sanctions is considered to be highly unlikely.

There is instead a different risk of potential liabilities, not connected with the Company’s responsibility under Legislative Decree 231/2001, deriving from persons who deem themselves to have been harmed by the matters under investigation bringing actions against the Company’s former employees and requesting payment of damages by the Company as well in view of its civil liability. Telecom Italia considers this risk to be possible but not quantifiable, so that under IAS 37 it has not set aside a provision in its accounts in this respect.

ENTEL BOLIVIA

On March 29, 2007, as part of its plans to nationalize various private firms, the Bolivian government issued a legislative measure creating a ministerial committee to start, conduct and conclude, within 30 days of the publication of the measure, negotiations aimed at “recovering” to the Bolivian state the company Entel Bolivia S.A. (acquired in 1995 for USD 610 million by the Telecom Italia Group by means of the Dutch vehicle company ETI, wholly owned by Telecom Italia International N.V.). The measure accuses Entel Bolivia and ETI of a series of administrative and tax irregularities. Telecom Italia took part in the meetings with the committee for the sole purpose of learning the position of the government on the “recovery” of Entel Bolivia and declared it was not guilty of any of the alleged irregularities.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Subsequently, on April 23, 2007 the Bolivian government adopted two other measures abrogating all the legislative acts on the basis of which the previous executive had recognized Entel Bolivia’s fulfillment of the undertakings entered into at the time of the privatization and declaring all the initiatives performed under the abrogated acts (especially the reduction of Entel Bolivia’s capital at the end of 2005) to have been illegitimate. At the same time the Bolivian government annulled a series of administrative measures, including the acts adopted in 1995 to prepare the way for the privatization of Entel Bolivia.

On October 12, 2007, after an unsuccessful attempt to reach an agreement, ETI filed a request for arbitration with the International Centre for Settlement of Investment Disputes (ICSID), a World Bank institution located in Washington, citing the violation of the international treaty for the protection of foreign investment in Bolivia and applying for damages to compensate for the losses incurred as a result of the measures adopted by the Bolivian government.

On October 31, 2007 ICSID announced the registration of the request for arbitration filed by ETI against the Bolivian government. At present the arbitration board is in the process of being set up in accordance with ICSID’s arbitration rules.

On May 1, 2008 a decree was published providing for the nationalization of the shares in Entel Bolivia held by the Telecom Italia Group. The decree also provided for a price to be determined for the nationalized shares within 60 days of its publication, deducting all the reported and potential liabilities of Entel S.A. shown in the annual financial statements for 2007 and the quarterly report for the three months ended on March 31, 2008.

To date the Bolivian government has not implemented the provisions regarding the determination of the price.

In view of the entirely arbitrary nature of the nationalization measure and of the violation of the international agreements between Bolivia and the Netherlands, ETI, the company directly controlling Entel Bolivia, applied to the US and English courts and obtained the precautionary sequestration of Entel Bolivia assets held on foreign accounts amounting to more than euro 50 million. At the same time it declared that it would take all possible steps to protect its investment. Subsequently Entel Bolivia and the Bolivian government applied for the release of the amounts sequestered. On July 28, 2008 London’s Court of Appeal revoked the English sequestration on procedural grounds; in the US proceeding the court revoked the sequestration on July 30, 2008. ETI is taking all the steps necessary to defend its position in the US case.

ARGENTINA

On June 27, 2008 W de Argentina—Inversiones SL (“Los W”), partner of Telecom Italia S.p.A. and Telecom Italia International N.V. in Sofora Telecomunicaciones S.A., brought an action against Telecom Italia International N.V. before the Buenos Aires commercial court for the call option signed by Telecom Italia International N.V. and Los W in 2003 to be declared null and void because it allegedly violated law. On the same date a precautionary injunction, granted inaudita altera parte, was notified, requiring to Sofora Telecomunicaciones S.A. to note the existence of the proceeding in its share registers. Telecom Italia will take all the steps necessary to have the case dismissed as unfounded and remains firm in its intention to obtain control of the company.

On June 26, 2008 Secom (the Argentine telecommunications authority) sent Telecom Italia S.p.A. and Telecom Italia International N.V. a “Note” requiring the two companies to obtain advance authorization from Secom before signing any contract or performing any act that would have the effect of: (i) increasing, in any way, their direct or indirect holdings in companies belonging to the Telecom Argentina group; (ii) transferring Telecom Italia/Telecom Italia International’s rights in respect of Sofora shares or call options on Sofora shares to third parties; and (iii) making transfers to third parties with distortionary effects on competition or harmful effects on the general economic interest.

***

OTHER LIABILITIES CONNECTED WITH DISPOSALS OF ASSETS AND EQUITY INTERESTS

As part of the major disposals of assets and companies in prior years, the Telecom Italia Group undertook to indemnify the buyers, normally up to a percentage of the purchase price, in respect of contingent liabilities arising from guarantees contained in the contracts and disputes in the legal, tax, social security and labour law fields.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

At June 30, 2008, in respect of these potential liabilities totaling about euro 700 million, provisions have been set aside only for the cases where a disbursement is deemed likely and they amount to euro 110 million.

The Telecom Italia Group also undertook to indemnify buyers in other cases for which no maximum amount was fixed, and in these cases it is not possible to estimate how much the Telecom Italia Group might be called upon to pay.

b) Potential assets

LICENCE FEE FOR 1998

On February 21, 2008 the European Court of Justice issued a ruling in favour of the Telecom Italia Group on the question of the incompatibility with Community law of the provisions of Italian law (Article 20 of Law 488/1998) that, in an already liberalized market, had extended the obligation to pay the licence fee to 1998.

As is well known, in May 2006 the Lazio Regional Administrative Court, acting on appeals submitted by Telecom Italia and Tim regarding their right to restitution of the licence fee they paid for 1998 (euro 386 million for Telecom Italia and euro 143 million for Tim, plus interest) had suspended the national proceeding and applied to the European Court of Justice for a ruling on the preliminary question, considering the above-mentioned provisions of Italian law to be potentially in conflict with Directive 97/13 regarding rights and charges for individual licences.

It is now expected that the Lazio Regional Administrative Court, upon resuming the administrative proceeding, will rule - in the sense indicated by the European Court of Justice – on the incompatibility of the provisions of national law challenged by the Telecom Italia Group with the provisions of Community law referred to above.

c) Commitments and other guarantees

Guarantees provided amounted to euro 279 million net of euro 165 million of counter-guarantees received, and consisted mainly of sureties provided by Telecom Italia on behalf of related companies (euro 91 million) and for other medium and long-term financial transactions.

In addition, the 47.80% equity interest in Tiglio I has been pledged to the banks that financed the related company.

Purchase and sale commitments at June 30, 2008 amounted to euro 450 million and euro 2 million respectively and referred to the part of commitments not falling within the normal “operating cycle” of the Company still to be fulfilled.

The purchase commitments referred mainly to:

•

euro 121 million of orders to suppliers of Telenergia in relation to the electricity supply agreements reached with Endesa for the three-year period 2006-08, with Edison Energia for the three-year period 2007-09, and with Eni for the year 2008;

•	euro 307 million of DVB-H contracts concluded by Telecom Italia with the main Italian television operators, in particular the Mediaset Group and Sky Italia, to provide the “Tim-TV” service.

•	euro 6 million in respect of the commitment to subscribe for units of the Clessidra fund.

The companies’ included in the consolidated accounts issued “weak” letters of patronage for a total of euro 133 million, mainly on behalf of related companies, to guarantee insurance policies and credit lines and facilities.

Guarantees provided by third parties for euro 2,983 million of obligations of Group companies referred to loans (euro 1,802 million) and the performance of contracts (euro 1,181 million).

The detail of the major sureties at June 30, 2008 is as follows:

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	6/30/2008
Sureties issued by:
BBVA - Banco Bilbao Vizcaya Argentaria	716
Intesa San Paolo	190
Sumitomo	129
Banca Nazionale del Lavoro	242
Bank of Tokyo - Mitsubishi UFJ	200
Banco Santander	86

Other banks in respect of EIB (1)	145
Others for guarantees referred to the acquisition of 3G licences in Brazil	330

(1)

related to EIB loans for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network, Telecom Italia Broadband France and Telecom Italia Banda Larga Mezzogiorno

NOTE 20 – FINANCE INCOME

Finance income amounts to euro 1,515 million, an increase of euro 259 million compared to the first half of 2007. Details are as follows:

(millions of euro)			1st Half 2008	1st Half 2007
Income from investments	(A	)	2	4

Other finance income:
Income from financial receivables classified as non-current assets			5	7
Income from securities other than investments, classified as non-current assets			1	2
Income from securities other than investments, classified as current assets			9	6
Income other than the above:
Interest income			140	112
Foreign exchange gains			340	147
Income from fair value hedge derivatives			189	237
Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement			255	241
Income from non-hedging derivatives			16	18
Miscellaneous finance income			72	43

	(B	)	1,027	813

Positive fair value adjustments to:
Fair value hedge derivatives			20	40
Underlying financial assets and liabilities of fair value hedge derivatives			444	296
Non-hedging derivatives			22	103

	(C	)	486	439

Total	(A+B+C	)	1,515	1,256

Foreign exchange gains amount to euro 340 million and increased by euro 193 million compared to the first half of 2007 (euro 147 million). This amount was reduced by euro 376 million for the foreign exchange losses originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement (euro 88 million in the first half of 2007). The counterpart of foreign exchange gains is represented by foreign exchange losses (euro 321 million in the first half of 2008, euro 143 million in the first half of 2007). Additional information is provided in the Note “Finance expenses”.

Income from fair value hedge derivatives (euro 189 million) decreased by euro 48 million compared to the first half of 2007 (euro 237 million) and refers to CCIRS contracts for euro 121 million and IRS contracts for euro 68 million.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The positive effect of the Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement (euro 255 million) increased by euro 14 million compared to the first half of 2007 (euro 241 million). It refers to CCIRS contracts for euro 136 million and IRS contracts for euro 119 million which include euro 10 million for the positive effect of the early closing of cash flow hedge derivatives on euro 1,500 million of underlying debt relating to the term loan totaling euro 3,000 million expiring in 2010.

Income from non-hedging derivatives (euro 16 million) decreased by euro 2 million compared to the first half of 2007 (euro 18 million) and refers to IRS contracts for euro 15 million and other derivative contracts for euro 1 million.

Miscellaneous finance income (euro 72 million) increased by euro 29 million compared to the first half of 2007 (euro 43 million) and includes higher income arising from the purchase of own bonds (euro 46 million).

Positive fair value adjustments to fair value hedge derivatives of euro 20 million decreased by euro 20 million compared to the first half of 2007 (euro 40 million). The counterpart of this amount is represented by negative fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives which amount to euro 55 million (euro 49 million in the first half of 2007).

Positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives of euro 444 million increased by euro 148 million compared to the first half of 2007 (euro 296 million). The counterpart of this amount is represented by negative fair value adjustments to the corresponding fair value hedge derivatives equal to euro 436 million (euro 297 million in the first half of 2007).

Positive fair value adjustments to non-hedging derivatives of euro 22 million decreased by euro 81 million compared to the first half of 2007 (euro 103 million) due to the elimination of the positive effect of the valuation of the Sofora Telecomunicaciones option (euro 93 million in the first half of 2007).

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 21 – FINANCE EXPENSES

Finance expenses amount to euro 2,731 million, an increase of euro 506 million compared to the first half of 2007. Details are as follows:

(millions of euro)			1st Half 2008	1st Half 2007
Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds			837	906
Interest expenses to banks			178	177
Interest expenses to others			102	113

			1,117	1,196
Commissions			8	11
Foreign exchange losses			321	143
Charges from fair value hedge derivatives			247	219
Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives (interest rate component) to the income statement			261	192
Charges from non-hedging derivatives			28	21
Miscellaneous finance expenses			86	85

	(A	)	2,068	1,867

Negative fair value adjustments to:
Fair value hedge derivatives			436	297
Underlying financial assets and liabilities of fair value hedge derivatives			55	49
Non-hedging derivatives			171	11

	(B	)	662	357

Impairment losses on financial assets	(C	)	1	1

Total	(A+B+C	)	2,731	2,225

Interest expenses and other financial expenses (euro 1,117 million) decreased by euro 79 million compared to the first half of 2007 (euro 1,196 million).

Foreign exchange losses (euro 321 million) increased by euro 178 million compared to the first half of 2007 (euro 143 million). This amount was reduced by euro 1 million for the foreign exchange gains originating from the Reversal of the Reserve for cash flow hedge derivatives to the income statement. The counterpart of foreign exchange losses is represented by foreign exchange gains (euro 340 million in the first half of 2008; euro 147 million in the first half of 2007).

Charges from fair value hedge derivatives (euro 247 million) increased by euro 28 million compared to the first half of 2007 (euro 219 million) and refer to CCIRS contracts for euro 194 million and IRS contracts for euro 53 million.

The negative effect of the Reversal of the Reserve for fair value adjustment of cash flow hedge derivatives to the income statement for the interest rate component (euro 261 million) increased by euro 69 million compared to the first half of 2007 (euro 192 million) and refers to CCIRS contracts for euro 184 million and IRS contracts for euro 77 million.

Charges from non-hedging derivatives (euro 28 million) increased by euro 7 million compared to the first half of 2007 (euro 21 million) and refer to IRS contracts for euro 26 million and other derivative contracts for euro 2 million.

Negative fair value adjustments to fair value hedge derivatives (euro 436 million) increased by euro 139 million compared to the first half of 2007 (euro 297 million). The counterpart of this amount is represented by the positive fair value adjustments to the underlying financial assets and liabilities of fair value hedge derivatives (euro 444 million; euro 296 million in the first half of 2007).

Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives (euro 55 million) increased by euro 6 million compared to the first half of 2007 (euro 49 million). The

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

counterpart of this amount is represented by the positive fair value adjustments to the corresponding fair value hedge derivatives (euro 20 million in the first half of 2008; euro 40 million in the first half of 2007).

Negative fair value adjustments to non-hedging derivatives of euro 171 million increased by euro 160 million compared to the first half of 2007 (euro 11 million) and are mainly due to the negative effect of the valuation of the Sofora Telecomunicaciones option (euro 110 million in the first half of 2008).

NOTE 22 – SEGMENT INFORMATION

a) Information by business segment

The Telecom Italia Group is organized by business segment as follows:

•	Domestic

•	European BroadBand

•	Brazil Mobile

•	Media

•	Olivetti

•	Other operations

In order to facilitate the comparability of the data, the segment information of prior periods has been restated.

HALF-YEARLY CONDENSED CONSOLIDATED INCOME STATEMENTS BY BUSINESS SEGMENT

(millions of euro)	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007
Third-party revenues	11,331	12,124	635	512	2,533	2,318	130	116	157	165	52	102	—	—	14,838	15,337
Intragroup revenues	89	58	7	—	4	4	18	9	23	27	46	7	(187)	(105)	—	—

Revenues by segment	11,420	12,182	642	512	2,537	2,322	148	125	180	192	98	109	(187)	(105)	14,838	15,337

Other income	120	130	9	10	26	16	1	5	6	5	1	7	(5)	(9)	158	164

Total operating revenues and other income	11,540	12,312	651	522	2,563	2,338	149	130	186	197	99	116	(192)	(114)	14,996	15,501

Acquisition of goods and services	(4,540)	(4,901)	(461)	(329)	(1,427)	(1,274)	(137)	(107)	(154)	(173)	(42)	(57)	151	102	(6,610)	(6,739)
Employee benefits expenses	(1,976)	(1,641)	(65)	(59)	(121)	(107)	(44)	(38)	(39)	(38)	(30)	(12)	1	2	(2,274)	(1,893)
of which: charges for accruals to employee severance indemnities	(27)	(84)	—	—	—	—	(1)	(2)	—	—	(2)	—	—	—	(30)	(86)
Other operating expenses	(352)	(416)	(16)	(13)	(486)	(378)	(3)	(7)	(4)	(5)	(3)	(6)	(1)	1	(865)	(824)
of which: bad debts expenses and charges for accruals to provisions	(220)	(269)	(16)	(10)	(203)	(134)	(1)	(1)	(4)	(4)	—	(1)	—	—	(444)	(419)
Changes in inventories	26	13	1	—	(8)	6	—	1	(1)	2	(1)	—	—	(1)	17	21
Internally generated assets	233	252	9	7	—	—	—	—	—	—	—	—	29	10	271	269

EBITDA	4,931	5,619	119	128	521	585	(35)	(21)	(12)	(17)	23	41	(12)	—	5,535	6,335

Depreciation and amortization	(2,278)	(2,175)	(117)	(76)	(522)	(515)	(34)	(31)	(4)	(8)	(9)	(16)	12	28	(2,952)	(2,793)
Gains (losses) on disposals of non-current assets	27	12	—	—	(1)	(1)	—	—	—	1	—	—	—	—	26	12
Impairment reversals (losses) on non-current assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—	(1)	—

EBIT	2,679	3,456	2	52	(2)	69	(69)	(52)	(16)	(24)	14	25	—	28	2,608	3,554

Share of profits (losses) of associates and joint ventures accounted for using the equity method	(7)	20	—	—	—	—	—	—	—	—	44	38	—	—	37	58
Finance income															1,515	1,256
Finance expenses															(2,731)	(2,225)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS															1,429	2,643

Income tax expense															(173)	(1,018)

PROFIT FROM CONTINUING OPERATIONS															1,256	1,625

Loss from discontinued operations/ non-current assets held for sale															(148)	(123)

PROFIT FOR THE PERIOD															1,108	1,502

of which:															—	—
* Profit attributable to equity holders of the Parent															1,140	1,500
* Profit (loss) attributable to Minority Interest															(32)	2

CAPITAL EXPENDITURES BY BUSINESS SEGMENT
(millions of euro)	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007
Purchase of intangible assets	719	725	97	60	624	180	20	38	—	—	—	—	(28)	—	1,432	1,003
Purchase of tangible assets	1,233	1,170	92	130	200	91	7	8	1	5	1	5	(10)	—	1,524	1,409

Total capital expenditures	1,952	1,895	189	190	824	271	27	46	1	5	1	5	(38)	—	2,956	2,412

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

EMPLOYEES AT PERIOD-END BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other operations		Consolidated total
	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007
(number)		restated		restated		restated		restated		restated		restated		restated	historical
Employees (*)	64,234	64,362	3,081	3,191	10,239	10,030	1,032	1,016	1,239	1,279	683	2,191	80,508	82,069	83,429

(*)	Employees at period-end do not take into account the number of employees relating to discontinued operations/non-current assets held for sale.

OTHER INFORMATION BY BUSINESS SEGMENT

	Domestic		European Broadband		Brazil Mobile		Media		Olivetti		Other operations		Adjustments and eliminations		Consolidated total
	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007
(millions of euro)		restated		restated		restated		restated		restated		restated		restated		restated	historical
Operating assets by segment	68,681	69,056	1,785	1,696	6,428	5,919	659	653	239	249	222	595	(248)	(245)	77,766	77,923	78,600
Investments accounted for using the equity method	120	129	1	1	—	—	—	—	1	1	350	353	—	—	472	484	484
Discontinued operation /Non-current assets held for sale															731	768	—
Unallocated assets															6,899	9,001	8,341

Total assets															85,868	88,176	87,425

Operating liabilities by segment	12,707	13,041	365	397	1,225	1,648	194	194	191	225	67	157	(199)	(196)	14,550	15,466	15,637
Liabilities directly associated with Discontinued operation /Non-current assets held for sale															1,040	932	—
Unallocated liabilities															43,820	44,793	44,803
Equity															26,458	26,985	26,985

Total equity and liabilities															85,868	88,176	87,425

b) Information by geographical segment

Geographical segment information on revenues by geographical location of the Group’s customers:

(millions of euro)	1st Half 2008	1st Half 2007
Italy	10,570	11,088
Europe (excluding Italy)	1,257	1,328
Latin America	2,639	2,463
Other countries	372	458

Total	14,838	15,337

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 23 – RELATED PARTY TRANSACTIONS

Related party transactions, including intragroup transactions, are neither unusual nor exceptional but fall under the normal business operations of the companies of the Group. Such transactions, when not concluded at standard conditions or dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the effects of such amounts on the half-yearly condensed consolidated income statement, balance sheet and cash flow statement.

The income statement and capital expenditure figures are compared with those of the first half of 2007, while the balance sheet figures are compared with those at December 31, 2007.

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007	1st Half 2008	1st Half 2007
Revenues
Of which attributable to transactions with:
• associates and joint ventures	80	142
• companies controlled by associates and joint ventures	10	9
• other related parties through directors, statutory auditors and key managers	430	18
• pension funds

	520	169	14,838	15,337	3.5	1.1

Other income
Of which attributable to transactions with:
• associates and joint ventures	2	1
• companies controlled by associates and joint ventures	4
• other related parties through directors, statutory auditors and key managers
• pension funds

	6	1	158	164	3.8	0.6

Acquisition of goods and services
Of which attributable to transactions with:
• associates and joint ventures	53	47
• companies controlled by associates and joint ventures	14	9
• other related parties through directors, statutory auditors and key managers	302	34
• pension funds

	369	90	6,610	6,739	5.6	1.3

Employees benefits expenses
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	2	1
• pension funds	46	14
• remuneration to key managers	22	13

	70	28	2,274	1,893	3.1	1.5

Finance income
Of which attributable to transactions with:
• associates and joint ventures	1	1
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	30	6
• pension funds

	31	7	1,515	1,256	2.0	0.6

Finance expenses
Of which attributable to transactions with:
• associates and joint ventures	17	15
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	52	9
• pension funds

	69	24	2,731	2,225	2.5	1.1

Capital expenditures for intangible and tangible assets
Of which attributable to transactions with:
• associates and joint ventures	1	37
• companies controlled by associates and joint ventures	150	145
• other related parties through directors, statutory auditors and key managers	22	51
• pension funds

	173	233	2,956	2,412	5.9	9.7

Dividends paid
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	267	344
• pension funds

	267	344	1,664	2,830	16.0	12.2

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007
Net financial debt:
Securities, financial receivables and other financial assets
Of which attributable to transactions with:
• associates and joint ventures	26	25
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	5
• pension funds

	31	25	741	695	4.2	3.6

Securities other than investments (current assets)
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers		7
• pension funds

	—	7	166	390	—	1.8

Financial receivables and other current financial assets
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	10	13
• pension funds

	10	13	1,124	377	0.9	3.4

Cash and cash equivalents
Of which attributable to transactions with:
• associates and joint ventures	5	1
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	332	277
• pension funds

	337	278	4,413	6,473	7.6	4.3

Discontinued operations/non-current assets held for sale - of a financial nature			30	—
Non-current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	272	279
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	621	581
• pension funds

	893	860	37,226	37,051	2.4	2.3

Current financial liabilities
Of which attributable to transactions with:
• associates and joint ventures	138	141
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	288	164
• pension funds

	426	305	5,597	6,585	7.6	4.6

Liabilities directly associated with discontinued operations/assets held for sale - of a financial nature			823	—
Total net financial debt
Of which attributable to transactions with:
• associates and joint ventures	379	394
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers	562	448
• pension funds

	941	842	37,172	35,701	2.5	2.4

	Transactions with related parties (amount)		Corresponding caption in consolidated financial statements (amount)		% impact of related parties
(millions of euro)	6/30/2008	12/31/2007	6/30/2008	12/31/2007	6/30/2008	12/31/2007
Other balance sheet captions:
Miscellaneous receivables and other non-current assets
Of which attributable to transactions with:
• associates and joint ventures	6	7
• companies controlled by associates and joint ventures
• other related parties through directors, statutory auditors and key managers
• pension funds

	6	7	786	866	0.8	0.8

Trade and miscellaneous receivables and other current assets
Of which attributable to transactions with:
• associates and joint ventures	124	156
• companies controlled by associates and joint ventures	7	9
• other related parties through directors, statutory auditors and key managers	366	369
• pension funds

	497	534	8,953	9,088	5.6	5.9

Miscellaneous payables and other non-current liabilities
Of which attributable to transactions with:
• associates and joint ventures
• companies controlled by associates and joint ventures	23	23
• other related parties through directors, statutory auditors and key managers	3	1
• pension funds

	26	24	1,629	1,587	1.6	1.5

Trade and miscellaneous payables and other current liabilities
Of which attributable to transactions with:
• associates and joint ventures	55	54
• companies controlled by associates and joint ventures	78	56
• other related parties through directors, statutory auditors and key managers	331	200
• pension funds	31	31
	495	341
Transactions of discontinued operations with related parties	(1)

Net of discontinued operations	494	341	11,183	12,380	4.4	2.8

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and associates and jointly controlled companies on the other.

(millions of euro)	1st Half 2008	1st Half 2007
Revenues	80	142

These refer to revenues from: Teleleasing S.p.A. euro 72 million (euro 122 million in 1st half 2007), LI.SIT. S.p.A. euro 5 million (euro 6 million in 1st half 2007), ETECSA euro 2 million (euro 3 million in 1st half 2007) and other minor revenues euro 1 million.

In 1st half 2007 there were revenues from Telbios S.p.A. euro 1 million and Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 9 million.

Other income	2	1	This mainly refers to cost recoveries for off-site personnel by certain subsidiaries and associates.

Acquisition of goods and services	53	47

These refer to: costs for rent from Tiglio I S.r.l. euro 2 million (euro 3 million in 1st half 2007), TLC services from ETECSA euro 29 million (euro 3 million in 1st half 2007), TLC equipment from Teleleasing S.p.A. euro 18 million (euro 7 million in 1st half 2007), remote medicine services from Telbios S.p.A. euro 2 million (euro 4 million in 1st half 2007), software services from NordCom S.p.A. euro 1 million (euro 1 million in 1st half 2007) and other minor costs euro 1 million.

In 1st half 2007 there were: costs for rent from Tiglio II S.r.l. euro 1 million, sponsorship costs from Luna Rossa Challenge 2007 S.L. euro 12 million, accessories and consumables costs from Baltea S.r.l. euro 2 million and costs from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 14 million.

Finance income	1	1	This refer to interest income on loans granted to Aree Urbane S.r.l..

Finance expenses	17	15	These refer to interest expenses on finance leases from Teleleasing S.p.A..

Capital expenditures in tangible and intangible assets (on an accrual basis)	1	37

These refer to the acquisition of computer solutions from Movenda S.p.A. euro 1 million. In 1st half 2007 there were purchases of computer projects and equipment from Shared Service Center S.r.l. (consolidated line-by-line from October 1, 2007) euro 35 million and from Telbios S.p.A. euro 2 million.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	6/30/2008	12/31/2007
Securities, financial receivables and other non-current financial assets	26	25	These refer to medium/long-term loans made to Aree Urbane S.r.l..

Miscellaneous receivables and other non-current assets	6	7	These refer to receivables from LI.SIT S.p.A. for residual paid-in capital paid.

Trade and miscellaneous receivables and other current assets	124	156

These refer to receivables from: LI.SIT. S.p.A. euro 71 million (euro 94 million at 12/31/2007), Teleleasing S.p.A. euro 33 million (euro 56 million at 12/31/2007), ETECSA euro 16 million (euro 3 million at 12/31/2007), Telbios S.p.A. euro 1 million (euro 2 million at 12/31/2007), Nord.Com S.p.A. euro 1 million (euro 1 million at 12/31/2007), Asscom S.r.l. euro 1 million and Im.Ser S.p.A. euro 1 million.

Cash and cash equivalents	5	1	These refer to the current account balance for the treasury account service with Teleleasing S.p.A. euro 3 million and Perseo S.r.l. euro 2 million (euro 1 million at 12/31/2007).

Non-current financial liabilities	272	279

These refer to non-current financial payables (i) to Teleleasing S.p.A. euro 269 million (euro 271 million at 12/31/2007) for finance leases e (ii) to Tiglio I S.r.l. euro 2 million (euro 7 million at 12/31/2007) and Tiglio II S.r.l. euro 1 million (euro 1 million at 12/31/2007) for building rent.

Current financial liabilities	138	141	These refer to current financial payables to Teleleasing S.p.A. for finance leases.

Trade and miscellaneous payables and other current liabilities	55	54

These refer to payables, for supply contracts connected with operating and investment activities to: Teleleasing S.p.A. euro 9 million (euro 10 million at 12/31/2007), ETECSA euro 20 million (euro 16 million at 12/31/2007), Telbios S.p.A. euro 2 million (euro 3 million at 12/31/2007), Im.Ser S.p.A. euro 1 million, Asscom S.r.l. euro 1 million (euro 1 million at 12/31/2007), NordCom S.p.A. euro 1 million (euro 3 million at 12/31/2007), Movenda S.p.A. euro 1 million (euro 1 million at 12/31/2007) and Tiglio I S.r.l. euro 3 million (euro 2 million at 12/31/2007), and deferred income from LI.SIT. S.p.A. euro 17 million relating to the accrued portion of investment income (euro 16 million at 12/31/2007). At 12/31/2007 there were also trade payables to Baltea S.r.l. euro 1 million and other minor payables euro 1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and companies controlled by associates and companies controlled by jointly controlled companies on the other (the companies of the Italtel group, a related party through the investment in the parent Italtel Group S.p.A. and the companies of the Telecom Argentina group related through Sofora Telecomunicaciones S.A.).

(millions of euro)	1st Half 2008	1st Half 2007
Revenues	10	9	These refer to revenues from the Telecom Argentina group euro 9 million (euro 8 million in 1st half 2007) and from the Italtel group euro 1 million (euro 1 million in 1st half 2007).

Other income	4	—	This refers to income from the Italtel group.

Acquisition of goods and services	14	9

These refer to costs for maintenance and assistance contracts from the Italtel group euro 11 million (euro 6 million in 1st half 2007) and TLC services from the Telecom Argentina group euro 3 million (euro 3 million in 1st half 2007).

Capital expenditures in tangible and intangible assets (on an accrual basis)	150	145	These refer to the purchase of telephone equipment from the Italtel group.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	6/30/2008	12/31/2007
Trade and miscellaneous receivables and other current assets	7	9

These refer to receivables for telecommunications services from the Telecom Argentina group euro 7 million (euro 8 million at 12/31/2007). At 12/31/2007 there were trade receivables from the Italtel group euro 1 million.

Miscellaneous payables and other non-current liabilities	23	23	These refer to the medium/long-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

Trade and miscellaneous payables and other current liabilities	78	56

These refer to payables for the supply contracts connected with investment and operating activities to the Italtel group euro 75 million (euro 52 million at 12/31/2007), for telecommunications activities to the Telecom Argentina group euro 3 million (euro 4 million at 12/31/2007) of which 2 million represents the short-term portion of the deferral relating to the supply of “IRU” transmission capacity to Telecom Argentina S.A..

The Telecom Italia Group has also provided guarantees on behalf of associates and companies controlled by associates for a total of euro 91 million (euro 95 million at 12/31/2007) of which, on behalf of: Tiglio I S.r.l. euro 54 million (euro 54 million at 12/31/2007), Aree Urbane S.r.l. euro 11 million (euro 11 million at 12/31/2007), Italtel group euro 16 million (euro 19 million at 12/31/2007) and other minor companies for euro 10 million (euro 11 million at 12/31/2007).

The following table presents the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and parties related to Telecom Italia S.p.A. through directors, statutory auditors and key managers on the other.

With the election of the board of directors approved by the shareholders’ meeting held on April 14, 2008 and with the expiry of the term of office of the directors Stefano Cao and Renzo Capra, the companies of the Eni and Asm groups are no longer considered related parties; accordingly, the economic and capital expenditure transactions with those companies refer to the period to March 31, 2008.

Instead, beginning April 1, 2008, the companies reporting to the new directors Tarak Ben Ammar, Roland Berger, Elio Cosimo Catania and Berardino Libonati have been considered related parties.

With regard to the subsidiaries or other investee companies held by FB Group S.r.l., the majority shareholder, Franco Bernabè, resigned from all positions held in those companies from the time of his appointment in Telecom Italia and immediately commenced the sale (which has now been perfected) of Xaltia and Net Team.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	1st Half 2008	1st Half 2007
Revenues	430	18

These refer to revenues: (i) for TLC services and leased movable property from the Eni group euro 8 million (euro 2 million in 1st half 2007), (ii) TLC services from: the Telefónica group euro 326 million, the Intesa San Paolo group euro 63 million, the Edizione Holding group euro 5 million (euro 4 million in 1st half 2007), the Generali group euro 25 million (euro 4 million in 1st half 2007) and the Mediobanca group euro 3 million (euro 1 million in 1st half 2007).

In 1st half 2007 there were revenues for a total of euro 7 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and the Merloni group.

Acquisition of goods and services	302	34

These refer to sponsorships and commissions paid for the sale of prepaid telephone cards to Autogrill S.p.A. (Edizione Holding group) (Edizione Holding group) euro 1 million (euro 1 million in 1st half 2007), supply of fuel by the Eni group euro 22 million (euro 8 million in 1st half 2007), insurance premiums and building leases by the Generali group euro 12 million (euro 4 million in 1st half 2007), TLC services by the Telefónica group euro 252 million, costs for credit recovery activities and factoring commissions by the Intesa SanPaolo group euro 11 million and services and applications for document management for final customers for euro 4 million by Net Team.

In 1st half 2007 there were costs for a total of euro 21 million from the Pirelli group, F.C. Internazionale Milano S.p.A. and Camfin S.p.A..

Employees benefits expenses	2	1	These refer to non-obligatory insurance for employees from the Generali group.

Finance income	30	6	This refers to income from the Intesa SanPaolo group euro 26 million and income from derivative contracts with the Mediobanca group euro 4 million (euro 6 million in 1st half 2007).

Finance expenses	52	9

These refer to expenses on derivative contracts from the Mediobanca group euro 19 million (euro 9 million in 1st half 2007) and interest expenses on short-term payables, finance leases and the sale of receivables with the Intesa San Paolo group euro 33 million.

Capital expenditures in tangible and intangible assets (on an accrual basis)	22	51

These refer to the capitalization of costs in connection with (i) unbundling from the Telefónica group euro 21 million and (ii) the supply of hardware and software development relating to the operation of mini-sites accessible on the Mobile portal from Xaltia euro 1 million. In 1st half 2007 there were expenditures of euro 51 million for the purchase of modems and ADSL equipment from the Pirelli group.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	6/30/2008	12/31/2007
Securities, financial receivables and other financial assets	5	—	These refer to fair value hedge derivatives put into place with the Intesa SanPaolo group.

Trade and miscellaneous receivables and other current assets	366	369

These mainly refer to the above-mentioned services under revenues from the Telefónica group euro 88 million (euro 91 million at 12/31/2007), from the Edizione Holding group euro 2 million (euro 2 million at 12/31/2007), from the Generali group euro 34 million (euro 9 million at 12/31/2007), from the Intesa SanPaolo group euro 242 million (euro 262 million at 12/31/2007). At 12/31/2007 there were receivables from the Eni group euro 4 million and the Mediobanca group euro 1 million.

Securities other than investments (current assets)	—	7	At 12/31/2007 these referred to securities issued by the Mediobanca group.

Financial receivables and other current financial assets	10	13

These refer to fair value hedge derivatives put into place with the Intesa SanPaolo group euro 9 million (euro 12 million at 12/31/2007) and with the Mediobanca group euro 1 million (euro 1 million at 12/31/2007).

Cash and cash equivalents	332	277	These refer to current accounts and bank deposits with the Intesa SanPaolo group.

Non-current financial liabilities	621	581

These refer to non-current financial payables relating to the Term Loan Facility euro 68 million (euro 68 million at 12/31/2007), the Revolving Credit Facility euro 62 million (euro 62 million at 12/31/2007) and cash flow hedge derivatives euro 2 million with the Mediobanca group. They also refer to non-current financial payables relating to the Term Loan Facility euro 272 million (euro 259 million at 12/31/2007), the Revolving Credit Facility euro 136 million (euro 126 million at 12/31/2007) and fair value hedge derivatives euro 55 million (euro 41 million at 12/31/2007), loans euro 14 million (euro 9 million at 12/31/2007) and finance lease liabilities euro 12 million (euro 16 million at 12/31/2007) with the Intesa SanPaolo group.

Miscellaneous payables and other non-current liabilities	3	1	These refer to the deferral relating to the supply of “IRU” transmission capacity to the Telefónica group.

Current financial liabilities	288	164

These refer to fair value hedge derivatives put into place with the Mediobanca group euro 56 million (euro 44 million at 12/31/2007). These also refer to current accounts euro 180 million (euro 66 million at 12/31/2007), fair value hedge derivatives euro 5 million (euro 5 million at 12/31/2007), finance lease liabilities euro 7 million (euro 6 million at 12/31/2007) and financial payables euro 40 million (euro 43 million al 12/31/2007) with the Intesa SanPaolo group.

Trade and miscellaneous payables and other current liabilities	331	200

These refer to payables to: the Telefónica group euro 127 million (euro 103 million at 12/31/2007), the Intesa SanPaolo group euro 198 million (euro 80 million at 12/31/2007), the Mediobanca group euro 1 million (euro 2 million at 12/31/2007), the Generali group euro 2 million and Net Team euro 3 million. At 12/31/2007 there were trade payables to the Eni group euro 14 million and the Edizione Holding group euro 1 million.

The following tables present the major economic, balance sheet and financial transactions and balances between companies consolidated line-by-line on one hand and pension funds for employees of the companies of the Telecom Italia Group on the other.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

(millions of euro)	1st Half 2008	1st Half 2007
Employee benefits expenses	46	14

These refer to the contribution made to pension funds of which euro 35 million for Telemaco (euro 9 million in 1st half 2007), euro 7 million for Fontedir (euro 3 million in 1st half 2007) and euro 4 million for other Italian and foreign pension funds (euro 2 million in 1st half 2007).

(millions of euro)	6/30/2008	12/31/2007
Trade and miscellaneous payables and other current liabilities	31	31

These refer to contributions payable to pension funds of which euro 24 million for Telemaco (euro 24 million al 12/31/2007), euro 5 million for Fontedir (euro 5 million al 12/31/2007) and euro 2 million for other Italian and foreign pension funds (euro 2 million al 12/31/2007).

The following is a brief description of the contents of the main contracts between the Telecom Italia Group and related parties.

Contracts with:

Aree Urbane S.r.l.

Revenue related

These refer to a medium/long-term loan made and regulated by the shareholders’ agreements.

Asscom Insurance Brokers S.r.l.

Revenue related/Expense related

These refer to an insurance broker and consulting contract regarding the policies of the Italian and foreign companies of the Group, transactions with insurance companies and the transfer of a portion of the sales commissions on the insurance premiums to Telecom Italia.

ETECSA

Revenue related

The main contracts relate to:

•	international telecommunications and roaming services;

•	technical assistance supplied by Telecom Italia S.p.A.;

•	recovery of costs for off-site personnel.

Expense related

The main contracts relate to international telecommunications and roaming services.

LI.SIT. S.p.A.

Revenue related

The contract refers to the information network for the social health system of the Lombardy Region, rendering online services available to all the regional health structures, by supplying:

•	cards with microchips for all citizens and health operators in Lombardy;

•	outsourcing services for the management of the Internet Data Center and hardware and software system;

•	professional consulting and applications for the implementation and management of the system.

Movenda S.p.A.

Expense related

The main contracts refer to:

•	purchase and development of computer solutions;

•	SIM card analyses, development and certification;

•	applications software development for SIM card laboratories and mobile handsets.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NordCom S.p.A.

Revenue related

The main contracts refer to the supply of data network connections and software applications, call center services and the recovery of costs for off-site personnel.

Expense related

The main contracts refer to the purchase and development of computer solutions.

Telbios S.p.A.

Revenue related

The main contracts cover the supply of telephone services, ADSL lines, the recovery of costs for off-site personnel and the lease of a building.

Expense related

The main contracts refer to the supply of call center services, professional services, audio/video products and hardware systems and software for the remote medicine offering.

Teleleasing S.p.A.

Revenue related

The contracts relate to the application of the cooperation agreement signed in 2000. By virtue of this agreement, Telecom Italia assigned Teleleasing the role of financial partner for its commercial offerings to customers that purchase by lease instead of by outright purchase. Telecom Italia sells the equipment to Teleleasing which, in turn, signs the lease contract with the customer; Telecom Italia sees to the collection of the lease payments.

Expense related

The main contracts refer both to the finance lease of telephone systems to Telecom Italia and its subsidiaries, the purchase cost of assets sold under leasing arrangements to Telecom Italia customers which did not exercise the purchase option and the finance lease of a building.

Tiglio I S.r.l.

Revenue related

The main contracts call for the supply of telephone services.

Expense related

The main contracts refer to:

•

lease of buildings (also premises housing telecommunications equipment) with an expiration date in 2021 and the possibility of tacit renewal, unless notice of termination is given by Telecom Italia, for successive periods of six years, at the same terms and conditions as originally agreed;

•	lease of buildings solely for office use, for standard lease periods.

Tiglio II S.r.l.

Expense related

The main contracts refer to the lease of buildings (also premises housing telecommunications equipment) with an expiration date of 2021 and the possibility of tacit renewal, unless notice of termination is given, by Telecom Italia for successive periods of six years, at the same terms and conditions as originally agreed.

* * *

Telecom Argentina Group

Revenue related

The main contracts refer to:

•	technical assistance provided by Telecom Italia for broadband development and for the study and implementation of Value Added Services;

•	supply of evolved platforms;

•	data and voice services and the supply of “IRU” transmission capacity;

•	international telecommunications and roaming services.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Expense related

The main contracts relate to international telecommunications and roaming services.

Italtel Group

Revenue related

The main contracts provide for the supply of telephone, data transmission and contact center services and the sale of LAN and MAN networks.

Expense related

The main contracts provide for:

•	supply and maintenance of traditional switching and innovative switching (VoIP) equipment and the relative installation services;

•	supply of innovative equipment and their maintenance for the data networks using CISCO technology;

•	software upgrades to meet security and changes in data transfer standards;

•	development and upgrades for legacy and innovative platforms;

•	supply of products and services for expansion of the network.

* * *

Asm Group

Revenue related

The main contracts refer to the supply of telephone services.

Expense related

The main contracts provide for the supply of gas and electricity.

A.T.M. Group

Revenue related

The main contracts refer to the supply of the company data network and personalized services.

Edizione Holding Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services that are operated by outsourcing with dedicated assistance.

Expense related

The main contracts refer to:

•	company sponsorships and sports events;

•	television rights and internet rights connected with sports events;

•	commissions paid to Autogrill S.p.A. for the sale of prepaid telephone cards;

•	occupancy charges for the public telephones located at structures;

•	remuneration for the post of director held in Telecom Italia.

Eni Group

Revenue related

The main contracts provide for the supply of telephone and data transmission services, remote control and satellite services and leasing of registered movable assets.

Expense related

The main contracts provide for the supply of fuel for cars, gas for heating, air transportation services and news information services.

FB Group

Revenue related

The main contracts refer to the sale of devices, the supply of connections (ADSL, ISDN, etc.) and telecommunications services.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Expense related

The main contracts refer to:

•	supply of services and applications for document management to the end customers of Telecom Italia S.p.A. by the company Net Team;

•	consulting and “pre-sale” design projects of security solutions, including the relative installation and maintenance, provided to end customers of Telecom Italia S.p.A. by Net Team;

•	supply of hardware and software development relating to the operation of mini-sites accessible on the Telecom Italia S.p.A.’s mobile portal by the Xaltia.

Generali Group

Revenue related

The main contracts provide for the supply of:

•	peripheral data networks;

•	high-speed data access and internet;

•	WAN and MAN fiber connections;

•	outsourcing of data networks and central and peripheral telephone systems;

•	telephone services and marketing of devices;

•	applications storage and services (security, certified e-mailing, call center management, applications software assistance).

It should be noted that as a result of an agreement signed in 2007, Telecom Italia is the sole supplier of telecommunications products and services for all of Generali’s foreign affiliates (in France, Portugal, Germany, Belgium, Austria and Spain); the contract is for five-year period.

Expense related

The main contracts refer to:

•	insurance policies to cover company risks through ASSCOM;

•	property leases through Società Generali Properties S.p.A.;

•	telephone assistance for social services campaign.

Intesa SanPaolo Group

Revenue related

The main contracts refer to:

•	current accounts, bank deposits and the sale of receivables by companies of the Telecom Italia Group;

•	fair value hedge derivatives on Telecom Italia Capital S.A. USD 1,000 million 6% bonds maturing 9/30/2034;

•	telephone services;

•	MPLS data network;

•	router rental;

•	applications platform and specialist services for managing the contact center;

•	LAN network management and security services;

•	Web hosting sites and text messaging;

•	ICT services.

Expense related

The contracts refer to the following:

•	Term Loan Facility (expiring 1/28/2010) and a Revolving Credit Facility (expiring 8/4/2014);

•	loans, current accounts and finance lease liabilities;

•	credit recovery activities;

•	sale of trade receivables;

•	offering of mobile banking services (account balances, account movements, securities movements, etc.) and top-up services through ATMs, internet, mobile banking;

•	trade payables taken over by Mediofactoring following the sale by the original creditor;

•	remuneration for the posts of directors held in Telecom Italia.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Mediobanca Group

Revenue related

The main contracts refer to:

•	fair value hedge derivatives relating to hedged items classified in current assets of a financial nature put into place by Telecom Italia S.p.A.;

•	telephone services, marketing of data and VoIP devices, risk management platform, MPLS national and international network outsourcing, internet access and SSL security solutions.

Expense related

The main contracts refer to the following:

•	Term Loan facility (expiring 1/28/2010) and Revolving Credit Facility (expiring 8/4/2014) where Mediobanca is one of the Initial Mandated Lead Arrangers and Bookrunners;

•	fair value hedge derivatives relating to CCIRS on Telecom Italia Capital S.A. bonds for USD 1,000 million, 4%, maturing 11/15/2008;

•	credit recovery and management of receivables arising from damages caused by third parties to Telecom Italia S.p.A. structures;

•	remuneration for the posts of directors held in Telecom Italia.

Telefónica Group

Revenue related

The main contracts refer to:

•	supply of software for vocal synthesis and recognition, integrated in the solutions that the companies sell to large public and private companies;

•	supply of “IRU” transmission capacity;

•	interconnection and roaming services;

•	broadband access fees.

Expense related

The main contracts refer to:

•	interconnection, roaming services, site sharing and co-billing arrangements;

•	broadband linesharing and unbundling;

•	remuneration for the posts of directors held in Telecom Italia.

***

Pension funds

Transactions regarding supplementary pension funds refer to the payment of contributions for the employer portion and employee portion.

***

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Remuneration to key managers

“Key managers”, that are those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of Telecom Italia, from January 1 to June 30, 2008 are the following:

Directors:
Gabriele Galateri di Genola	Chairman
Franco Bernabè	Chief Executive Officer

Managers:
Paolo Annunziato	Head of Public Affairs
Filippo Bettini [1]	Head of Strategy
Gustavo Bracco [2]	Head of Human Resources, Organization and Industrial Relations
Antonio Campo Dall’Orto [3]	Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Massimo Castelli [4]	Head of Domestic Fixed Services
Francesco Chiappetta	Head of General Counsel & Corporate & Legal Affairs
Oscar Cicchetti [5]	Head of Domestic Market Operations
Luca Luciani	Head of Domestic Mobile Services
Antonio Migliardi [6]	Head of Human Resources and Organization
Enrico Parazzini [7]	Head of Finance, Administration and Control
Stefano Pileri	Head of Technology & Operations
Germanio Spreafico	Head of Purchasing
Giovanni Stella [8]	Executive Deputy Chairman and Chief Executive Officer of Telecom Italia Media S.p.A. Head of Media Business Unit
Giampaolo Zambeletti [1]	Head of International Affairs

[1]	to February 3, 2008

[2]	to April 30, 2008

[3]	to May 8, 2008

[4]	to March 9, 2008

[5]	from February 4, 2008

[6]	from May 9, 2008

[7]	to August 8, 2008

[8]	from May 9, 2008

The total remuneration recorded for the period by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers, amounts to euro 22 million (euro 13 million in the first half 2007) and can be broken down as follows:

(millions of euro)	1st Half 2008		1st Half 2007
Short-term compensation	8	(1)	10	(4)
Long-term compensation	0.1	(2)	3	(5)
Employment termination benefit incentives	14	(3)	—

	22		13

(1)	of which euro 0.4 million recorded by the subsidiary TI Media S.p.A.

(2)	of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.

(3)	of which euro 2 million recorded by the subsidiary TI Media S.p.A.

(4)	of which euro 0.4 million recorded by the subsidiary TI Media S.p.A.

(5)	of which euro 0.1 million recorded by the subsidiary TI Media S.p.A.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 24 – STOCK OPTION PLANS OF THE TELECOM ITALIA GROUP

Telecom Italia S.p.A. Stock Option Plans

In the tables and in the descriptions of the stock option plans herein, in order to render the representation of the options homogeneous with that of the underlying subscribable shares and to facilitate their measurement on the basis of the relevant subscription prices, the Group has used the concept of “equivalent options”, that means a quantity of options equal to the number of Telecom Italia ordinary shares actually subscribable following transactions which involved the Group (the merger of Telecom Italia S.p.A. in Olivetti S.p.A. in 2003 and the merger of TIM S.p.A. in Telecom Italia S.p.A. in 2005) post-merger. In this manner, the weighted average prices and the exercise prices indicated are consistent and directly comparable among each other.

The main features of the Telecom Italia stock option plans existing at December 31, 2007 and June 30, 2008 are summarized below:

Stock Option Plans (Date of Shareholders' Meeting)		BoD Grant Date (Grantees)	Lot		Exchange Ratio (1)	Exercise Price of Options (euro) (2)	Exercise Price for Equivalent Options (euro) (3)	Original Grant		Exercise Period		Equivalent Options Outstanding at
								No. of Options	No. of Equivalent Options	from	to	12/31/2007	6/30/2008
2008 Top Plan (4/14/2008)		4/15/2008 (Executive Directors)
			single		1	1.95	1.95	11,400,000	11,400,000	4/15/11	4/15/08	—	11,400,000
2002 Top Plan (6/12/2001- 5/26/2003)		2/13/2002 (16 Top Managers)	1	°(*)	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/03	2/18/08	6,535,721	—
			2	°	3.300871	9.203	2.788052	3,540,000	11,685,083	2/18/04	2/18/09	6,535,721	6,535,721
			3	°	3.300871	9.203	2.788052	4,720,000	15,580,111	2/18/05	2/18/10	10,958,889	10,298,715
2002 Plan	granted	3/26/2002 (Managers of the Group)	1	°(*)	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/03	3/3/08	13,824,437	—
in March (12/15/1998 - 8/10/2000 - 5/3/2001- 5/26/2003)			2	°	3.300871	9.665	2.928015	8,987,400	29,666,248	3/3/04	3/3/09	14,713,214	13,476,384
			3	°	3.300871	9.665	2.928015	11,983,200	39,554,997	3/3/05	3/3/10	21,039,616	19,390,508
2002 Plan	granted	8/1/2002 (Managers of the Group)	1	°(*)	3.300871	7.952	2.409061	252,000	831,819	3/3/03	3/3/08	663,473	—
in August (12/15/1998- 8/10/2000 - 5/3/2001- 5/26/2003)			2	°	3.300871	7.952	2.409061	252,000	831,819	3/3/04	3/3/09	663,473	663,473
			3	°	3.300871	7.952	2.409061	336,000	1,109,093	3/3/05	3/3/10	884,631	884,631
2000-2002 Plan (12/18/1998 - 4/7/2005)		12/22/1999 (Managers of the Group)	1	°	1.730000	6.420	3.710983	7,070,000	12,231,100	5/1/00	12/31/08	—	—
			2	°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/01	12/31/08	8,002,395	7,783,262
			3	°	1.730000	6.420	3.710983	7,070,000	12,231,100	6/1/02	12/31/08	8,471,136	8,252,004
2002-2003 Plan (10/10/2000 - 4/7/2005)		2/12/2002 (Managers and employees of the Group )	1	°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/17/02	12/31/08	14,449,825	14,086,525
			2	°	1.730000	5.670	3.277457	12,755,000	22,066,150	12/1/03	12/31/08	14,449,825	14,086,525
2003-2005 Plan (10/10/2000 - 4/7/2005)		5/6/2002 (Managers and employees of the Group)	1	°(*)	1.730000	5.070	2.930636	16,685,667	28,866,204	5/2/03	5/31/08	725,042	—
			2	°	1.730000	5.070	2.930636	16,685,666	28,866,202	5/24/04	5/31/09	920,186	920,186
			3	°	1.730000	5.070	2.930636	16,685,667	28,866,204	12/22/04	5/31/10	1,271,377	1,271,377

Total												124,108,961	109,049,311

(1)	Number of Telecom Italia ordinary shares granted for the exercise of one option.

(2)	Original exercise price determined for the exercise of one option.

(3)	Subscription price of Telecom Italia ordinary shares that come from the exercise of the equivalent options.

(*)	Lot with deadlines for the exercise of the options expired in the first half of 2008.

During the first half of 2008 no options were exercised for any of the stock option plans.

The market value of Telecom Italia ordinary shares at June 30, 2008 and December 31, 2007 was respectively euro 1.273 and euro 2.13, both lower than the exercise prices per equivalent options for all the stock option plans at the respective dates.

Aggregate movements in all Telecom Italia stock option plans from December 31, 2007 to June 30, 2008 are presented in the following table:

	Number of Equivalent Options	Weighted Average Price per Equivalent Option (euro)
Options outstanding at December 31, 2007	124,108,961	3.08

New grants	11,400,000	1.95
Lapsed[1]	5,445,746	3.02
Expired[2]	21,013,904	2.87

Options outstanding at June 30, 2008	109,049,311	3.00

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The following tables present, with reference to the Telecom Italia stock option plans existing at June 30, 2008 and December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the equivalent options:

Range of Prices (euro)	Equivalent options outstanding at June 30, 2008			Equivalent options exercisable at June 30, 2008
	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)	Equivalent Options	Weighted Average Grant Price (euro)
1.95	11,400,000	5.79	1.95
2.41	1,548,104	1.24	2.40	1,548,104	2.40
2.78 – 2.94	51,892,891	1.27	2.88	51,892,891	2.88
3.27 – 3.72	44,208,316	0.50	3.43	44,208,316	3.43

	109,049,311			97,649,311

Range of Prices (euro)	Equivalent options outstanding and exercisable at December 31, 2007
	Equivalent Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
2.41	2,211,577	1.27	2.41
2.78 – 2.94	76,524,203	1.33	2.88
3.27 – 3.72	45,373,181	1.00	3.43

	124,108,961

Additional information on the stock option plan approved by the shareholders’ meeting and introduced in the first half of 2008 is presented below.

The ordinary shareholders’ meeting of Telecom Italia S.p.A. held on April 14, 2008 approved the “2008 Top Plan” and the related transaction for the purchase and disposal of treasury shares to service the plan, conferring every power necessary and required to implement the purchase and the plan to the board of directors of the Company. The board, in its meeting held on April 15, 2008 approved the implementation of the plan, granting 3,000,000 options in favor of the chairman and 8,400,000 in favor of the chief executive officer, at an exercise price of euro 1.95 per option.

The options can be exercised at the end of the vesting period, which will be for a period of three years starting from the grant date, on condition that the grantees remain as directors of the Company up to the date of the shareholders’ meeting called to approve the financial statements for the year 2010 and except in the case of pre-set hypotheses for early vesting of part of the options granted.

The exercisability of 75% of the options granted is not dependent on performance parameters while the remaining 25% of the options granted are subject to the relative performance of the Total Shareholder Return (TSR) of Telecom Italia compared to the Total Shareholder Return of the 10 major companies (in terms of their weight in the index) in the DJ STOXX TLC.

At the moment of vesting, the following can be exercised:

•	100% of the options subject to performance indicators if the TSR of Telecom Italia reaches the third quartile of the panel of reference;

•	50% of the options subject to performance indicators if the TSR of Telecom Italia reaches the mid-point of the panel of reference.

The options subject to performance indicators will lapse if the TSR of Telecom Italia does not reach the mid-point of the panel of reference.

The number of options exercisable will be ascertained at the end of the performance measuring period.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

The exercisability of the options is valid for a period of three years starting from the end of the vesting date (or from the time of the early vesting date). Options that are not exercised by end of the exercisability period will lapse. Subject to maintenance of the directorships, for one year from the Vesting date a maximum of 50% of the Shares acquirable by exercising the exercisable Options will be available to the Beneficiaries.

The fair value of the options of the 2008 Top Plan was determined by reference to the grant date (April 15, 2008), applying the Montecarlo method and using the following calculation parameters:

•	exercise price: euro 1.95 per share;

•

current price: in relation to the performance targets set in the Plan, the market prices at the grant date of Telecom Italia and other shares of leading companies in the telecommunications sector were considered;

•

volatility: in relation to the performance targets set in the Plan, the volatility values were considered for Telecom Italia and other shares of leading companies in the telecommunications sector; at the measurement date, the implicit volatility of the relevant shares was assumed to be that observed on options negotiated for maturities of one year and where not available the volatility of the options closest to that maturity; finally, in the absence of options for that period, the volatility values were assumed to be the historical volatility of one year;

•	option period: three years for the vesting period (from April 15, 2008 to April 15, 2011) and three years for the exercise period (from April 15, 2011 to April 15, 2014);

•	expected dividends: dividends were assumed to be constant over the life of the options on the basis of the latest dividends paid;

•

risk-free interest rate: this is considered the rate of the government securities of the Federal Republic of Germany (the market benchmark for transactions in euro) with maturities commensurate with the life of the option.

The fair value of the options of the 2008 Top Plan was determined at euro 2.6 million in total and will be recognized in equity over the vesting period of the options with a corresponding entry to “Employee benefits expenses” in the income statement. The amount recorded for the first half of 2008 refers to the period April 15 to June 30, 2008.

Share Granting Performance Plan

The Telecom Italia board of directors in its meeting of August 8, 2008 passed a resolution to implement the ordinary shares bonus granting plan “Performance Share Granting” approved by the shareholders’ meeting held on April 16, 2007. The plan consists of granting the beneficiaries (identified as resources with key roles in Telecom Italia or its subsidiaries) the right to the bonus granting of shares for a pre-set maximum and variable number according to the period of each single grantee’s effective participation in the plan and the extent to which the pre-set share performance targets have been reached (reference should be made to the specific prospectus published on August 9, 2008).

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Stock option plans of Telecom Italia Media S.p.A.

The main features of the Telecom Italia Media stock options plans at December 31, 2007 and June 30, 2008 are summarized below:

Stock Option Plans (Date of shareholders’ meeting)	BoD Grant Date (Grantees)	Lot		Exchange ratio (1)	Exercise Price of Options (euro)	No. of Options Originally granted	Exercise period		Options outstanding at
							from	to	12/31/2007	6/30/2008
2002 Key People Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	5/17/2002 (Managers and employees of the Group)	1	°(*)	1.000	0.8532	13,920,000	5/1/03	5/31/08	675,000	—
		2	°(*)	1.000	0.8532	13,920,000	5/1/04	5/31/08	675,000	—
		3	°(*)	1.000	0.8532	18,560,000	5/1/05	5/31/08	900,000	—
2005 Plan (11/20/2000 and additions of 5/10/2001, 7/30/2001 and 12/11/2001)	2/23/2005 (Managers and employees of the Group)	1	°	1.000	0.3826	15,890,000	7/11/05	12/31/08	2,114,830	2,114,830
		2	°	1.000	0.3826	11,917,500	1/5/06	12/31/08	5,237,500	5,080,000
		3	°	1.000	0.3826	11,917,500	1/8/07	12/31/08	9,450,000	8,767,500

Total									19,052,330	15,962,330

(1)	Number of Telecom Italia Media ordinary shares granted for the exercise of one option.

(*)	During the first half of 2008, the stated period expired for the exercise of the options of the “2002 Key People Plan”.

During the first half of 2008, no new stock option plans were introduced and no options were exercised for the existing stock option plans.

The market value of Telecom Italia Media ordinary shares at June 30, 2008 and December 31, 2007 was equal respectively to euro 0.0984 and euro 0.24, both lower than the exercise price for the options of each stock option plan.

Aggregate movements in all Telecom Italia Media stock option plans from December 31, 2007 to June 30, 2008 are presented in the following table:

	Number of Options	Weighted Average Price per Option (euro)
Options outstanding at December 31, 2007	19,052,330	0.44

Lapsed[1]	840,000	0.38

Scadute[2]	2,250,000	0.85

Options outstanding at June 30, 2008	15,962,330	0.38

(1)	These options lapsed since they could no longer be exercised as a result of the termination of employment and/or for other reasons (e.g. relinquished by the interested party).

(2)	These equivalent options expired since they were not exercised during the stated period.

The following tables present, with reference to the Telecom Italia Media stock option plans existing at June 30, 2008 and December 31, 2007, grouped by the range of exercise price, the residual weighted average life and the weighted average grant price of the options:

Range of Prices (euro )	Options outstanding and exercisable at June 30, 2008
	Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
0.38	15,962,330	0.5	0.38

	15,962,330

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Range of Prices (euro )	Options outstanding and exercisable at December 31, 2007
	Options	Residual Weighted Average Life (years)	Weighted Average Grant Price (euro)
0.38	16,802,330	1.00	0.38
0.85	2,250,000	0.42	0.85

	19,052,330

NOTE 25 – SIGNIFICANT NON-RECURRING EVENTS AND TRANSACTIONS

Details of non-recurring items

The effect of non-recurring events and transactions on equity and net financial debt at December 31, 2007 and on profit and cash flows for the year 2007 of the Telecom Italia Group is set out below in accordance with Consob communication DEM/6064293 dated July 28, 2006.

The effect of non-recurring events and transactions in the first half of 2008 is as follows:

(millions of euro)		Equity	Profit for the period	Net financial debt	Cash flows (*)
Amount –financial statements	(A)	26,458	1,108	37,172	(2,154)
Other expenses		(3)	(3)	3	(3)
Expenses for mobility under Law 223/91		(208)	(208)	5	(5)
Gains on properties		17	17	(27)	27
Other gains		1	1	(1)	1
Total effect – excluding effect of discontinued operations	(B)	(193)	(193)	(20)	20
Effect of Discontinued operations	(C)	(1)	(1)	—	—

Figurative amount – financial statements	(A-B-C)	26,652	1,302	37,192	(2,174)

(*)	Cash flows refer to the increase (decrease) in Cash and cash equivalents during the period.

The impact of non-recurring items on the individual lines of the income statement is as follows:

(millions of euro)	1st Half 2008 (a)	1st Half 2007 (b)	Change (a – b)
Acquisition of goods and services, Other operating expenses:
Charge for accrual of Antitrust fine	—	(20)	20
Other expenses	(3)	—	(3)
Employee benefits expenses:
Expenses for mobility under Law 223/91	(287)	—	(287)

IMPACT ON EBITDA	(290)	(20)	(270)

Capital gains/(losses) realized on non-current assets:
Gains on properties	25	10	15

IMPACT ON EBIT	(265)	(10)	(255)

Finance income (expenses):
Other gains	1	1	—

IMPACT ON PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	(264)	(9)	(255)

Effect of income taxes	71	(2)	73
Effect of discontinued operations	(1)	(4)	3

IMPACT ON PROFIT FOR THE PERIOD	(194)	(15)	(179)

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 26 – POSITIONS OR TRANSACTIONS RESULTING FROM ATYPICAL AND/OR UNUSUAL OPERATIONS

In accordance with Consob Communication n. DEM/6064293 dated July 28, 2006, a statement is made to the effect that in the first half of 2008 no atypical and/or unusual operations were put into place, as defined by that Communication

NOTE 27 – OTHER INFORMATION

		Period-end exchange rates (balance sheet)		Average exchange rates for the period (income statement and cash flows)
(local currency against euro 1)		6/30/2008	12/31/2007	1st Half 2008	1st Half 2007
Europe
CHF	Swiss franc	1.60560	1.65470	1.60654	1.63185
GBP	Pound sterling	0.79225	0.73335	0.77532	0.67478
TRY	Turkish lira	1.93230	1.71700	1.88989	1.81830

North America
CAD	Canadian dollar	1.59420	1.44490	1.54036	1.50842
USD	U.S. dollar	1.57640	1.47210	1.53061	1.32944

Latin America
VEF	Venezuelan bolivar fuerte (1)	3.38500	—	3.28667	—
VEB	Venezuelan bolivar (1)	—	3,161.04000	—	2,858.29600
BOB	Bolivian boliviano	11.31330	11.22480	11.39702	10.54273
PEN	Peruvian nuevo sol	4.67041	4.40894	4.36040	4.22759
ARS	Argentinean peso	4.76603	4.63693	4.80150	4.10782
CLP	Chilean peso	827.61700	733.03200	714.78984	709.05585
COP	Colombian peso	2,993.82000	2,969.59000	2,809.03803	2,818.13421
MXN	Mexican peso	16.22980	16.05470	16.24081	14.55307
BRL	Brazilian real	2.50947	2.60753	2.59480	2.71896

Other countries
HKD	Hong Kong dollar	12.29430	11.48000	11.93458	10.38598
SGD	Singapore dollar	2.14460	2.11630	2.12275	2.03155
ILS	Israeli shekel	5.28239	5.66514	5.38726	5.51534
JPY	Japanese yen	166.44000	164.93000	160.63433	159.62760

Source: data processed by the European Central Bank, Reuters and major Central Banks.

(1)	Beginning 1/1/2008, the Venezuelan bolivar (VEB) was replaced by the Venezuelan bolivar fuerte (VEF) with a ratio of 1 to 1,000.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

NOTE 28 – EVENTS SUBSEQUENT TO JUNE 30, 2008

TELECOM ITALIA S.p.A. UNDER INVESTIGATION PURSUANT TO LEGISLATIVE DECREE 231/2001

In July 2008, Telecom Italia was notified of a summons to appear and was simultaneously advised that it was under investigation for unfair administrative practices under Legislative Decree 231/2001. Additional information is provided in the Note “Contingent Assets and Liabilities, Commitments and Other Guarantees”.

PLACEMENT OF “SCHULDSCHEIN” DEBT CERTIFICATES

On July 31, 2008, Telecom Italia Finance S.A. placed an issue of 5-year debt certificates denominated “Schuldschein” with a value date of August 7, 2008 for a nominal amount of euro 250,000,000, at an annual coupon rate of 6.25% with an issue price of 99.23%; the certificates are guaranteed by Telecom Italia S.p.A.

NOTE 29 – LIST OF COMPANIES OF THE TELECOM ITALIA GROUP

In accordance with Consob Resolution 11971 dated May 14, 1999, as amended, and Consob Communication DEM/6064293 dated July 28, 2006, the list of companies and significant investments held by the Group is provided herein.

The list is divided by type of investment, consolidation method and business segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

COMPANIES OF THE TELECOM ITALIA GROUP

Name	Head Office	Currency	Share Capital	% Ownership	% of voting rights	Held by
PARENT COMPANY
TELECOM ITALIA S.p.A.	MILAN, ITALY	EUR	10,673,803,325

COMPANIES CONSOLIDATED ON A LINE-BY-LINE BASIS

DOMESTIC BU

ELETTRA TLC S.p.A. (services rendered in connection with submarine cable systems for telecommunications)	ROME (ITALY)	EUR	10,329,200	70.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
I.T. TELECOM S.r.l. (software development and software consulting)	POMEZIA (ROME) (ITALY)	EUR	7,000,000	100.0000		TELECOM ITALIA S.p.A.
LATIN AMERICAN NAUTILUS ARGENTINA S.A. (installation and maintenance of submarine cable systems)	BUENOS AIRES (ARGENTINA)	ARS	9,998,000	95.0000 5.0000		LATIN AMERICAN NAUTILUS Ltd TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS BOLIVIA S.r.l. (installation and maintenance of submarine cable systems)	LA PAZ (BOLIVIA)	BOB	6,730,600	99.9985 0.0015		TELECOM ITALIA SPARKLE LUXEMBOURG S.A. LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL Ltda (installation and maintenance of submarine cable systems)	RIO DE JANEIRO (BRAZIL)	BRL	6,850,598	99.9999 0.0001		LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS BRASIL PARTICIPAÇÕES Ltda (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	8,844,866	99.9999 0.0001		LATIN AMERICAN NAUTILUS Ltd TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS CHILE S.A. (installation and maintenance of submarine cable systems)	SANTIAGO (CHILE)	CLP	12,048,300,586	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS COLOMBIA Ltda (installation and maintenance of submarine cable systems)	BOGOTA’ (COLOMBIA)	COP	240,225,000	99.9996		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS Ltd (installation and maintenance of submarine cable systems)	DUBLIN (IRELAND)	USD	1,000,000	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
LATIN AMERICAN NAUTILUS MEXICO S.A. (installation and maintenance of submarine cable systems)	MEXICO, D.F. (MEXICO)	MXN	100,000	99.9900 0.0100		LATIN AMERICAN NAUTILUS Ltd LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS PANAMA S.A. (installation and maintenance of submarine cable systems)	PANAMA	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS PERU’ S.A. (installation and maintenance of submarine cable systems)	LIMA (PERÙ)	PEN	56,865,179	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS SERVICE Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS USA Inc.
LATIN AMERICAN NAUTILUS St. Croix LLC (installation and maintenance of submarine cable systems)	VIRGIN ISLANDS (USA)	USD	10,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS USA Inc. (installation and maintenance of submarine cable systems)	FLORIDA (USA)	USD	20,000	100.0000		LATIN AMERICAN NAUTILUS Ltd
LATIN AMERICAN NAUTILUS VENEZUELA C.A. (installation and maintenance of submarine cable systems)	CARACAS (VENEZUELA)	VEB	981,457	100.0000		LATIN AMERICAN NAUTILUS Ltd
LOQUENDO SOCIETA’ PER AZIONI (research, development and marketing of technologies and equipment regarding voice synthesis recognition and/or interaction)	TURIN (ITALY)	EUR	3,573,741	99.9846		TELECOM ITALIA S.p.A.
MATRIX S.p.A. (Internet services)	MILAN (ITALY)	EUR	2,100,000	100.0000		TELECOM ITALIA S.p.A.
MED-1 (NETHERLANDS) B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		MED-1 SUBMARINE CABLES Ltd
MED-1 ITALY S.r.l. (installation and management submarine cable systems in Italian seas)	ROME (ITALY)	EUR	548,477	100.0000		MED-1 (NETHERLANDS) B.V.
MED-1 SUBMARINE CABLES Ltd (installation and management of cable Lev)	RAMAT GAN (ISRAEL)	ILS	55,886,866	99.9123		TELECOM ITALIA SPARKLE S.p.A.
MEDITERRANEAN NAUTILUS B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	18,003	100.0000		MEDITERRANEAN NAUTILUS Ltd
MEDITERRANEAN NAUTILUS GREECE S.A. (installation and management of submarine cable systems)	ATHENS (GREECE)	EUR	111,600	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ISRAEL Ltd (TLC services, installation and management of submarine cable systems)	RAMAT GAN (ISRAEL)	ILS	1,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS ITALY S.p.A. (installation and management of submarine cable systems)	ROME (ITALY)	EUR	3,100,000	100.0000		MEDITERRANEAN NAUTILUS B.V.
MEDITERRANEAN NAUTILUS Ltd (TLC services, installation and management of submarine cable systems)	DUBLIN (IRELAND)	USD	153,259	100.0000		TELECOM ITALIA SPARKLE LUXEMBOURG S.A.
MEDITERRANEAN NAUTILUS TELEKOMÜNIKASYON HIZMETLERI TICARET ANONIM SIRKETI (telecommunications services)	ISTANBUL (TURKEY)	TRY	350,000	99.9989 0.0003 0.0003 0.0003 0.0003		MEDITERRANEAN NAUTILUS B.V. MEDITERRANEAN NAUTILUS Ltd MEDITERRANEAN NAUTILUS ITALY S.p.A. MEDITERRANEAN NAUTILUS ISRAEL Ltd MEDITERRANEAN NAUTILUS GREECE S.A.
OLIVETTI MULTISERVICES S.p.A. (real estate management)	MILAN (ITALY)	EUR	20,337,161	100.0000		TELECOM ITALIA S.p.A.
PATH.NET S.p.A. (networking systems and telecommunications)	ROME (ITALY)	EUR	25,800,000	100.0000		TELECOM ITALIA S.p.A.
TECNOSERVIZI MOBILI S.r.l. (management of movable assets)	ROME (ITALY)	EUR	26,000	51.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl (internal auditing for the Telecom Italia Group)	MILAN (ITALY)	EUR	2,750,000	81.8182 18.1818		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA NETHERLANDS B.V. (telecommunications services)	AMSTERDAM (HOLLAND)	EUR	18,200	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SAN MARINO S.p.A. (telecommunications services in San Marino)	ROVERETA FALCIANO (REP. OF S. MARINO)	EUR	1,808,000	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA S.p.A.
TELECOM ITALIA SPAIN SL UNIPERSONAL (telecommunications services)	MADRID (SPAIN)	EUR	2,003,096	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE LUXEMBOURG S.A. (holding company)	LUXEMBOURG	EUR	41,625,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc. (telecommunications and promotional services)	NEW YORK (USA)	USD	15,550,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TELECOM ITALIA SPARKLE S.p.A. (public and private telecommunication services management)	ROME (ITALY)	EUR	200,000,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA SPARKLE SINGAPORE PTE. Ltd. (telecommunications services)	SINGAPORE	USD	5,121,120	99.9999 0.0001		TELECOM ITALIA SPARKLE S.p.A. TELECOM ITALIA SPARKLE OF NORTH AMERICA, Inc.
TELECONTACT CENTER S.p.A. (telemarketing services)	NAPLES (ITALY)	EUR	770,000	100.0000		TELECOM ITALIA S.p.A.
TELEFONIA MOBILE SAMMARINESE S.p.A. (mobile telephony services)	SAN MARINO (REP. OF S. MARINO)	EUR	78,000	51.0000		TELECOM ITALIA SAN MARINO S.p.A.
TELEMEDIA INTERNATIONAL USA Inc. (telecommunications services)	NEW JERSEY (USA)	USD	154,022,889	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd
TELENERGIA S.r.l. (import, export, purchase, sale and exchange of electrical energy)	ROME (ITALY)	EUR	50,000	100.0000		TELECOM ITALIA S.p.A.
TELSY ELETTRONICA E TELECOMUNICAZIONI S.p.A. (manufacturing and sale of systems for encrypted telecommunications)	TURIN (ITALY)	EUR	390,000	100.0000		TELECOM ITALIA S.p.A.
THINX-SM TELEHOUSE INTERNET EXCHANGE S.r.l. (housing and hosting)	DOGANA (REP. OF S. MARINO)	EUR	25,800	99.0000 1.0000		TELECOM ITALIA SAN MARINO S.p.A. TELECOM ITALIA SPARKLE S.p.A.
TI BELGIUM S.P.R.L. - B.V.B.A (telecommunications services)	BRUSSELS (BELGIUM)	EUR	3,000,000	99.9967		TELECOM ITALIA SPARKLE S.p.A.
TI GERMANY GmbH (telecommunications services)	FRANKFURT (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI SWITZERLAND GmbH (telecommunications services)	ZURICH (SWITZERLAND)	CHF	2,000,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI TELECOM ITALIA (AUSTRIA) TELEKOMMUNICATIONDIESTE GmbH (telecommunications services)	VIENNA (AUSTRIA)	EUR	2,735,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TI UNITED KINGDOM Ltd (telecommunications services)	LONDON (UK)	GBP	4,150,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TIS FRANCE S.A.S. (installation and maintenance of telecommunications services for fixed network and relating activities)	PARIS (FRANCE)	EUR	18,295,000	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI - TELEMEDIA INTERNATIONAL Ltd (telecommunications services)	LONDON (UK)	EUR	3,983,254	100.0000		TELECOM ITALIA SPARKLE S.p.A.
TMI TELEMEDIA INTERNATIONAL DO BRASIL Ltda (telecommunications services)	SAO PAOLO (BRAZIL)	BRL	8,909,639	100.0000		TMI - TELEMEDIA INTERNATIONAL Ltd

EUROPEAN BROADBAND BU

BBEYOND B.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	18,000	100.0000		BBNED N.V.
BBNED N.V. (telecommunications services)	HOOFDDORP (HOLLAND)	EUR	82,430,000	99.9939 0.0061		TELECOM ITALIA INTERNATIONAL N.V. BBNED N.V.
HANSENET TELEKOMMUNIKATION GmbH (telecommunications services)	HAMBURG (GERMANY)	EUR	91,596,500	100.0000		TELECOM ITALIA DEUTSCHLAND HOLDING GmbH
INTERNLNET B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	39,960	100.0000		BBNED N.V.
TELECOM ITALIA DEUTSCHLAND HOLDING GmbH (holding company)	HAMBURG (GERMANY)	EUR	25,000	100.0000		TELECOM ITALIA S.p.A.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

MOBILE BRAZIL BU

TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	6,067,040,293	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
TIM CELULAR S.A. (mobile telephony operator)	SAO PAOLO (BRAZIL)	BRL	7,731,647,115	100.0000		TIM PARTICIPAÇÕES S.A.
TIM NORDESTE S.A. (mobile telephony operator)	JABOATAO DOS GUARARAPES (BRAZIL)	BRL	1,635,581,953	100.0000		TIM CELULAR S.A.
TIM PARTICIPAÇÕES S.A. (holding company)	RIO DE JANEIRO (BRAZIL)	BRL	7,613,610,143	69.8513	81.3183	TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

MEDIA BU

BEIGUA S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	51,480	51.0004		TELECOM ITALIA MEDIA BROADCASTING S.r.l.
GIALLO VIAGGI. It S.r.l. (in liquidation) (research, design, development, production of information and telematic products for tourism)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
MTV ITALIA S.r.l. (services in the field of radio and TV broadcasting, production and sale of radio, TV and cinema programs)	ROME (ITALY)	EUR	12,151,928	51.0000		TELECOM ITALIA MEDIA S.p.A.
MTV PUBBLICITA’ S.r.l. (advertising agency)	MILAN (ITALY)	EUR	10,400	100.0000		MTV ITALIA S.r.l.
TELECOM ITALIA MEDIA BROADCASTING S.r.l. (purchase, sale, management and maintenance of installation for the repair and distribution of radio and TV broadcasting)	ROME (ITALY)	EUR	15,000,000	100.0000		TELECOM ITALIA MEDIA S.p.A.
TELECOM ITALIA MEDIA S.p.A. (management of all activities connected with the handling of information)	ROME (ITALY)	EUR	100,510,259	65.7069 2.2471	66.7962 2.2846	TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM MEDIA NEWS S.p.A. (multimedia journalistic information)	ROME (ITALY)	EUR	120,000	100.0000		TELECOM ITALIA MEDIA S.p.A.

OLIVETTI BU

ADVALSO S.p.A. (planning, production and servicing of telecommunication services and product)	IVREA (TURIN) (ITALY)	EUR	500,000	100.0000		OLIVETTI S.p.A.
OLIVETTI ARGENTINA S.A.C.e.I. (in liquidation) (sale and maintenance of office equipment)	BUENOS AIRES (ARGENTINA)	ARS	7,590,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI AUSTRIA GmbH (in liquidation) (sale of office equipment and accessories)	VIENNA (AUSTRIA)	EUR	36,336	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI DE PUERTO RICO, Inc. (office equipment in the United States and Central America)	SAN JUAN (PUERTO RICO)	USD	1,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI DEUTSCHLAND GmbH (sale of office equipment and holding company)	NURNBERG (GERMANY)	EUR	25,600,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI ENGINEERING S.A. (product research and development based on ink-jet technology)	YVERDON LES BAINS (SWITZERLAND)	CHF	100,000	100.0000		OLIVETTI I-JET S.p.A.
OLIVETTI ESPANA S.A. (sale and maintenance of office equipment, consulting and telematic network management)	BARCELONA (SPAIN)	EUR	1,229,309	99.9912		OLIVETTI INTERNATIONAL B.V.
OLIVETTI FRANCE S.A. (sale of office equipment and software)	PUTEAUX (FRANCE)	EUR	2,200,000	100.0000		OLIVETTI INTERNATIONAL B.V.
OLIVETTI I-JET S.p.A. (manufacture and sale of products and accessories for office equipment)	ARNAD (AOSTA) (ITALY)	EUR	15,000,000	100.0000		OLIVETTI S.p.A.
OLIVETTI INTERNATIONAL B.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	355,027,092	100.0000		OLIVETTI S.p.A.
OLIVETTI S.p.A (manufacture and sale of products and accessories for office equipment)	IVREA (TURIN) (ITALY)	EUR	126,000,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI UK Ltd. (sale of office equipment)	MILTON KEYNES (UK)	GBP	6,295,712	100.0000		OLIVETTI INTERNATIONAL B.V.
TIESSE S.c.p.A. (installation and assistance for electronic, computer, telematic and telecommunication equipment)	ROME (ITALY)	EUR	103,292	61.0000		OLIVETTI S.p.A.
TOP SERVICE S.p.A. (in liquidation) (electronic diagnostics and repairs of computer products)	MODUGNO (BARI) (ITALY)	EUR	293,618	91.2069		OLIVETTI S.p.A.

OTHER OPERATIONS

ASCAI SERVIZI S.r.l. (in liquidation) (promotion of communication’s strategies and processes)	ROME (ITALY)	EUR	73,337	64.9599		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.
BRASILCO S.r.l. (in liquidation) (holding company)	MILAN (ITALY)	EUR	10,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
DIASPRON DO BRASIL S.A. (in liquidation) (manufacture and export of typewriters and printers)	SAO PAOLO (BRAZIL)	BRL	5,135,417	100.0000		TELECOM ITALIA LATAM S.A.
EMSA SERVIZI S.p.A. (in liquidation) (real estate services management)	ROME (ITALY)	EUR	5,000,000	100.0000		TELECOM ITALIA S.p.A.
ETI - EURO TELECOM INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,050	100.0000		ICH - INTERNATIONAL COMMUNICATION HOLDING N.V.
ICH - INTERNATIONAL COMMUNICATION HOLDING N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	50,000	100.0000		TELECOM ITALIA INTERNATIONAL N.V.
IRIDIUM ITALIA S.p.A. (in liquidation) (satellite telecommunications services)	ROME (ITALY)	EUR	2,575,000	65.0000		TELECOM ITALIA S.p.A.
MULTIDATA S.A. ELETRONICA INDUSTRIA E COMERCIO (in liquidation) (manufacture and export of typewriters and printers)	MANAUS (BRAZIL)	BRL	5,583,350	100.0000		TELECOM ITALIA LATAM S.A.
NETESI S.p.A. (in liquidation) (telecommunications and multimedia services)	MILAN (ITALY)	EUR	434,715	100.0000		TELECOM ITALIA S.p.A.
OFI CONSULTING S.r.l. (administrative consulting)	IVREA (TURIN) (ITALY)	EUR	95,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI GESTIONI IVREA S.r.l. (real estate services)	IVREA (TURIN) (ITALY)	EUR	100,000	100.0000		TELECOM ITALIA S.p.A.
OLIVETTI HOLDING B.V. (financing company)	AMSTERDAM (HOLLAND)	EUR	15,882,770	100.0000		TELECOM ITALIA FINANCE S.A.
SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A. (financing company)	TURIN (ITALY)	EUR	35,745,120	100.0000		TELECOM ITALIA S.p.A.
SHARED SERVICE CENTER S.r.l. (planning, design, installation running of computer services)	ROME (ITALY)	EUR	1,756,612	100.0000		TELECOM ITALIA S.p.A.
TECO SOFT ARGENTINA S.A. (in liquidation) (design, development and sale of software)	BUENOS AIRES (ARGENTINA)	ARS	12,000	99.9917		TELECOM ITALIA S.p.A.
TELECOM ITALIA CAPITAL S.A. (financing company)	LUXEMBOURG	EUR	2,336,000	99.9990 0.0010		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA FINANCE S.A. (financing company)	LUXEMBOURG	EUR	542,090,241	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA INTERNATIONAL N.V. (holding company)	AMSTERDAM (HOLLAND)	EUR	2,399,483,000	100.0000		TELECOM ITALIA S.p.A.
TELECOM ITALIA LAB S.A. (holding company)	LUXEMBOURG	EUR	370,005	99.9939 0.0061		TELECOM ITALIA S.p.A. TELECOM ITALIA FINANCE S.A.
TELECOM ITALIA LATAM S.A. (telecommunications and promotional services, manufacture and sale of typewriters, accessories, spare parts and assistance)	SAO PAOLO (BRAZIL)	BRL	118,925,804	100.0000		TELECOM ITALIA S.p.A.
TIAUDIT LATAM S.A. (internal auditing)	SAO PAOLO (BRAZIL)	BRL	1,500,000	69.9996 30.0000		TELECOM ITALIA AUDIT AND COMPLIANCE SERVICES Scarl TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A.

SUBSIDIARIES HELD FOR SALE

Name	Head Office	Currency	Share Capital	% Ownership	% of voting rights	Held by
INTERCALL S.A. (sale of prepaid phone cards audiotex services)	PARIS (FRANCE)	EUR	807,060	88.6342		LIBERTY SURF GROUP S.A.S.
LIBERTY SURF GROUP S.A.S. (holding company)	PARIS (FRANCE)	EUR	282,559,451	100.0000		TELECOM ITALIA S.p.A
LIBERTY SURF NETWORK B.V. (in liquidation) (TLC services)	AMSTERDAM (HOLLAND)	EUR	20,001	100.0000		LIBERTY SURF GROUP S.A.S.
TELECOM ITALIA S.A.S. (Internet access provider)	PARIS (FRANCE)	EUR	3,478,234	100.0000		LIBERTY SURF GROUP S.A.S.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Name	Head Office	Currency	Share Capital	% Ownership	% of voting rights	Held by
AREE URBANE S.r.l. (real estate)	MILAN (ITALY)	EUR	307,717	31.6508 0.9720		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
ASSCOM INSURANCE BROKERS S.r.l. (insurance mediation)	MILAN (ITALY)	EUR	100,000	20.0000		TELECOM ITALIA S.p.A.
BALTEA S.r.l. (manufacture and sale of office equipment and computer and telecommunications services)	IVREA (TURIN) (ITALY)	EUR	2,220,000	49.0000		OLIVETTI S.p.A.
BROAD BAND SERVICE S.p.A. (production and sales of multimedia services)	SERRAVALLE (REP.OF S.MARINO)	EUR	77,000	20.0000		TELECOM ITALIA SAN MARINO S.p.A.
CONS. SCUOLA SUP.ALTA FORMAZIONE UNIVERSITARIA FEDERICO II (in liquidation) (professional training)	NAPLES (ITALY)	EUR	127,500	20.0000		TELECOM ITALIA S.p.A.
CONSORZIO E O (in liquidation) (professional training)	ROME (ITALY)	EUR	15,482	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO NAUTILUS S.c.a.r.l. (professional training)	ROME (ITALY)	EUR	30,000	20.0000		MEDITERRANEAN NAUTILUS Ltd
CONSORZIO TEMA MOBILITY (marketing and development of the products jointly realized by Telecom Italia and Magneti Marelli)	TURIN (ITALY)	EUR	850,000	50.0000		TELECOM ITALIA S.p.A.
CONSORZIO TURISTEL (in liquidation) (online tourism services)	ROME (ITALY)	EUR	77,460	33.3333		TELECOM ITALIA S.p.A.
Empresa de Telecomunicaciones de Cuba S.A. ETEC-SA (telecommunications services)	HAVANA (CUBA)	USD	1,749,313,080	27.0030		TELECOM ITALIA INTERNATIONAL N.V.
IM.SER S.p.A. (real estate management)	MILAN (ITALY)	EUR	21,165	40.0000		TELECOM ITALIA S.p.A.
INTERCALL HELLAS S.A. (sale of prepaid telephone cards)	ATHENS (GREECE)	EUR	496,696	29.4099		INTERCALL S.A.
ITALTEL GROUP S.p.A. (holding company)	MILAN (ITALY)	EUR	115,459,344	19.3733		TELECOM ITALIA FINANCE S.A.
LI.SIT. - LOMBARDIA INTEGRATA SERVIZI INFOTELEMATICI PER IL TERRITORIO S.p.A. (information, TLC services and products for the local public administration)	MILAN (ITALY)	EUR	6,500,000	24.2000		TELECOM ITALIA S.p.A.
LUNA ROSSA CHALLENGE 2007 S.L. (promotion, organization of sailboat races include the America’s Cup)	VALENCIA (SPAIN)	EUR	4,000,000	49.0000		TELECOM ITALIA S.p.A.
LUNA ROSSA TRADEMARK SARL (purchase, management, development of intellectual property rights)	LUXEMBOURG	EUR	20,000,000	49.0000		TELECOM ITALIA S.p.A.
MIAECONOMIA S.r.l. (publishing in the field of personal finance)	ROME (ITALY)	EUR	1,000,000	30.0000		MATRIX S.p.A.
MOVENDA S.p.A. (technological platforms for the development of mobile Internet services)	ROME (ITALY)	EUR	133,333	24.9998		TELECOM ITALIA LAB S.A.
NORDCOM S.p.A. (application service provider)	MILAN (ITALY)	EUR	5,000,000	42.0000		TELECOM ITALIA S.p.A.
OCN-TRADING S.r.l. (in liquidation) (trading company)	IVREA (TURIN) (ITALY)	EUR	40,800	40.0000		TELECOM ITALIA S.p.A.
PERSEO S.r.l. (purchase, sale, exchange, rent, administration, maintenance of movable goods registered for any use and destination)	MILAN (ITALY)	EUR	20,000	50.0000		TELECOM ITALIA S.p.A.
RETAIL NETWORK SERVICES B.V. (in liquidation) (holding company)	AMSTERDAM (HOLLAND)	EUR	15,129,484	37.2691		OLIVETTI S.p.A.
SOFORA TELECOMUNICACIONES S.A. (holding company)	BUENOS AIRES (ARGENTINA)	ARS	439,702,000	32.5000 17.5000		TELECOM ITALIA S.p.A. TELECOM ITALIA INTERNATIONAL N.V.
TELBIOS S.p.A. (technological services supporting the health sector)	MILAN (ITALY)	EUR	1,899,384	32.8600		TELECOM ITALIA S.p.A.
TELELEASING - LEASING DI TELECOMUNICAZIONI E GENERALE S.p.A. (financial leasing of real estate and other assets)	MILAN (ITALY)	EUR	9,500,000	20.0000		SAIAT SOCIETA’ ATTIVITA’ INTERMEDIE AUSILIARIE TLC P.A.
TIGLIO I S.r.l. (real estate management)	MILAN (ITALY)	EUR	5,255,704	45.6991 2.1027		TELECOM ITALIA S.p.A. TELECOM ITALIA MEDIA S.p.A.
TIGLIO II S.r.l. (real estate management)	MILAN (ITALY)	EUR	6,185,288	49.4700		TELECOM ITALIA S.p.A.
WEMACOM TELEKOMMUNIKATION GmbH (telecommunications services)	SCHWERIN (GERMANY)	EUR	60,000	25.0000		HANSENET TELEKOMMUNIKATION GmbH
XTRA MEDIA SERVICES B.V. (internet services)	NIJMEGEN (HOLLAND)	EUR	18,000	49.0000		INTERNLNET B.V.

OTHER SIGNIFICANT INVESTMENTS IN ACCORDANCE WITH CONSOB RESOLUTION 11971 DATED MAY 14, 1999

Name	Head Office	Currency	Share Capital	% Ownership	% of voting rights	Held by
CEFRIEL S.r.l. (professional training)	MILAN (ITALY)	EUR	100,000	11.6000		TELECOM ITALIA S.p.A.
CELL-TEL S.p.A. (telecommunications equipment, plant, systems)	IVREA (TURIN) (ITALY)	EUR	500,000	15.0000		OLIVETTI S.p.A.
FIN.PRIV. S.r.l. (financing company)	MILAN (ITALY)	EUR	20,000	14.2900		TELECOM ITALIA S.p.A.
IFM INFOMASTER S.p.A. (planning and development of call center solutions)	GENOA (ITALY)	EUR	161,765	12.0000		TELECOM ITALIA LAB S.A.
INNOVIS S.p.A. (computer, online and telecommunications equipments and services)	IVREA (TURIN) (ITALY)	EUR	325,000	15.0000		OLIVETTI S.p.A.
ITALBIZ.COM Inc. (internet services)	CALIFORNIA (USA)	USD	4,720	19.5000		TELECOM ITALIA MEDIA S.p.A.
LEGACY LLH Limited (ex Leisure Link Ltd) (manufacture of gaming and leisure-time machines)	STAFFORDSHIRE (UK)	GBP	7,809,179	11.4700		TELECOM ITALIA FINANCE S.A.
MIX S.r.l. (internet service provider)	MILAN (ITALY)	EUR	99,000	10.8500		TELECOM ITALIA S.p.A.
NEW SATELLITE RADIO S.r.l. (production and realization of radio-TV channel and program)	MILAN (ITALY)	EUR	10,000	12.7200		TELECOM ITALIA S.p.A.
PIEDMONT INTERNATIONAL S.A. (financing company)	LUXEMBOURG	USD	10,507,500	17.1300	10.3000	TELECOM ITALIA FINANCE S.A.

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Attestation of the Half-yearly Condensed Consolidated Financial Statements at June 30, 2008 Pursuant to art. 81-ter of Consob Regulation 11971 Dated May 14, 1999, and Subsequent Amendments and Additions

1.

We, the undersigned, Franco Bernabè, Chief Executive Officer, and Enrico Parazzini, Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, attest to, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 dated February 24, 1998:

¡	the adequacy in relation to the characteristics of the company and

¡	the effective application

of the administrative and accounting procedures used in the preparation of the half-yearly condensed consolidated financial statements for the period January 1 – June 30, 2008.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.	The undersigned also certify that

3.1.	the half-yearly condensed consolidated financial statements at June 30, 2008:

a)

are prepared in conformity with International Financial Reporting Standards as endorsed by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 and legislation and regulations in force in Italy with particular reference to art. 154-ter of Legislative Decree 58/1998 (Consolidated Act of Finance) and the measures enacted for the implementation of art. 9 of Legislative Decree 38/2005;

b)	agree with the results of the accounting records and entries;

c)	provide a true and fair representation of the financial condition, results of operations and cash flows of the company and the aggregate of the companies included in consolidation;

3.2.

the interim management report contains a reliable analysis of important events which took place during the first six months of the year 2008 and their impact on the half-yearly condensed consolidated financial statements, together with a description of the principal risks and uncertainties for the remaining six months of the year. The interim management report also contains information concerning related party transactions.

August 8, 2008

Chief Executive Officer	Manager responsible for preparing the company’s financial reports

/s/ Franco Bernabè	/s/ Enrico Parazzini
Franco Bernabè	Enrico Parazzini

HALF-YEARLY CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2008	TELECOM ITALIA GROUP

Auditors’ review report on the interim condensed consolidated financial Statements

(Translation from the original Italian text)

To the Shareholders of

Telecom Italia S.p.A.

1.

We have reviewed the interim condensed consolidated financial statements of Telecom Italia S.p.A. and its subsidiaries (the “Telecom Italia Group”) as of June 30, 2008, comprising the balance sheet, the income statement, the statements of changes in equity and cash flows and the related notes. Management of Telecom Italia S.p.A. is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European union (“IAS 34”). Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

2.

We conducted our review in accordance with review standards recommended by Consob ( the Italian Stock Exchange Regulatory Agency) in its Resolution No. 10867 of July 31, 1997. A review consists primarily of obtaining information on the accounts included in the interim condensed consolidated financial statements and the consistency of the accounting principles applied, through discussions with management and by applying analytical and other review procedures, A review does not include the application of audit procedures such as tests of compliance and substantive procedures on assets and liabilities and is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards. Accordingly, we do not express an audit opinion on the interim condensed consolidated financial statements as we express on the annual consolidated financial statements.

With respect to the consolidated financial statements of the prior year and the interim condensed consolidated financial statements of the corresponding period of the prior year, presented for comparative purposes, reference should be made to our reports issued on March 26, 2008 and on September 12, 2007, respectively.

3.

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements of Telecom Italia S.p.A as of June 30, 2008 are not prepared, in all material respects, in conformity with IAS 34.

Milan, Italy

August 27, 2008

Reconta Ernst & Young S.p.A.

Signed by: Nadia Locati, Partner

OTHER INFORMATION	TELECOM ITALIA GROUP

●	USEFUL INFORMATION

A free copy of this report can be obtained by:

Calling to	Free Number 800020220 (for calls inside Italy) or number +39 011 4356503 (for calls outside Italy) to disposal for information and help to shareholders

E – mail	corporate.affairs@telecomitalia.it

Internet	Users of the world wide can access the Half-Yearly financial report at June 30, 2008 and obtain information about Telecom Italia and its products and services at the following address:
http://www.telecomitalia.it

Investor Relations	+ 39 – 0285954131/0285954132 (fax)

investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office, Piazza degli Affari, 2 – 20123 Milan

Headquarters and secondary office in Corso d’Italia, 41 – 00198 Rome

Share Capital euro 10,673,803,324.80

Tax code/Vat no. And Milan Companies register file no. 00488410010

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Document contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

–

the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

–

our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

–	our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

–

our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

–	our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

–	our ability to successfully achieve our debt reduction targets;

–	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

–	the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

–	our services are technology-intensive and the development of new technologies could render such services non-competitive;

–	the impact of political and economic developments in Italy and other countries in which we operate;

–	the impact of fluctuations in currency exchange and interest rates;

–	our ability to successfully implement our strategy over the 2008-2010 period;

–

our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

–	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

–	the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

–	the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ITALIA S.p.A.

/s/ CARLO DE GENNARO
Carlo De Gennaro

Date: September 19, 2008